UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

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GENERAL MOTORS COMPANY

300 Renaissance Center, Detroit, Michigan 48265

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general motors

2025

Proxy Statement and Notice of Annual Meeting

June 3, 2025 | 12:00 p.m. Eastern Time



Our Purpose
We pioneer the innovations that move and connect people to what matters.

Our Vision
Zero crashes, zero emissions and zero congestion.

Our Values

Customers
We put the customer at the center of everything we do - and every interaction matters.

Relationships
Our success depends on our relationships inside and outside the company.

Excellence
Driven by ingenuity and innovation, we have the tenacity to win.

Truth
We pursue facts and respectfully challenge assumptions.

To Our Fellow Shareholders,

As shared last year, we learned valuable lessons in 2023 as the Company progressed through its multi-year transformation, which provided an opportunity for the Board to refine the Company's strategic priorities and drive execution with a heightened sense of accountability. We are happy to report that these strategic adjustments led to exceptional performance across the business, culminating in exceptional results, as reflected in our shareholder returns – approximately 50% total return that outperformed key competitors as well as the S&P 500 Index in 2024.

Consistent Execution and Balanced Capital Allocation is Driving Strong Shareholder Returns

GM had an outstanding 2024, including a more than 9% increase in revenue year-over-year to $187 billion, net income attributable to shareholders of $6 billion, automotive operating cash flow of $23.9 billion, diluted earnings per share of $6.37, record EBIT-adjusted of $14.9 billion, and record EPS-diluted-adjusted of $10.60. We also successfully launched a number of important vehicles across our profitable ICE portfolio and growing EV business, further strengthening what we believe is the best product portfolio in the industry. As we scaled production, we became the number two seller of EVs in North America in the second half of the year and our portfolio reached variable profit positive in the fourth quarter. The result was more high-quality vehicles in the hands of our customers, all while maintaining industry-leading pricing and significantly lower than average incentive spending.

Performance Highlights

Revenue
$187B
(9%↑ compared to 2023)

Return to Shareholders
$7.6B
(through share buybacks and dividends)

We have continued to allocate capital in a balanced and consistent manner, returning $7.6 billion to shareholders through share buybacks and dividends in 2024, and earlier this year authorizing another $6 billion share repurchase while increasing the quarterly dividend by $0.03 per share. We also implemented difficult but necessary restructuring actions in 2024. In China, we collaborated with our partner on a restructuring plan designed to return our joint venture to profitability through plant closures, portfolio optimization, and other initiatives. Our work in China has already yielded results, with China auto equity income turning positive in the fourth quarter of 2024 before restructuring charges. We also stopped funding Cruise's robotaxi development and combined the GM and Cruise technical teams to prioritize the development of advanced driver assistance systems on a path to fully autonomous personal vehicles. We believe this refocused AV strategy will be less capital intensive and deliver AV technology to our customers sooner. Collectively, we believe these actions will help further strengthen our investment grade balance sheet.

Despite this success, we recognize that there is significant work and opportunity ahead of us, particularly in a period of industry uncertainty that will require both decisiveness and agility. We believe the Company continues to have the right strategy for our customers and shareholders. We believe our approach will ensure that General Motors remains at the forefront of the future of transportation by leveraging advanced software, hardware, and battery technology to build safer, smarter, and lower-emission cars and trucks. We will be guided by the customer and continue to offer a diverse portfolio of innovative gasoline-powered vehicles and the industry's broadest range of EVs. Moreover, we strongly believe in the transformative potential of software, including artificial intelligence, and autonomous vehicles to eliminate human driving error, save lives, and improve mobility for everyone. And we remain committed to enforcing a culture of safety at the center of everything we do.

We acknowledge that some shareholders expressed concerns last year regarding our annual Say-on-Pay proposal, and the outcome of the vote was not one we consider acceptable. In response, we conducted an extensive listening tour with shareholders to better understand and address their concerns. For a detailed account of what we heard and the enhancements we made to our compensation program, please see the Compensation Committee letter to shareholders and the Compensation Discussion and Analysis beginning on page 43 of this Proxy Statement.

Continued Evolution of Our Leadership and Team

The Board's five-year succession roadmap, established in 2019, has helped the Company execute its strategic plan, manage Board succession, and create shareholder value. This important work is ongoing. Since the last annual meeting, we elected Alfred ("Al") F. Kelly, Jr. to the Board to provide financial, technology, and customer insights, and to leverage his experience driving transformative change at Visa Inc. Al's addition enhances the blend of relevant skills and experience that the Board needs during this critical phase of our evolution.

As we welcome Al, the Board's leadership is also evolving. Following years of distinguished service, Linda Gooden and Thomas ("Tom") Schoewe will not stand for re-election this year. Both have been valuable representatives for shareholders. Tom is recognized in the industry as an outstanding Audit Committee chair and Linda was integral to the creation of the Risk and Cybersecurity Committee that helps oversee important enterprise and strategic risks and opportunities and monitor risks and trends related to cybersecurity and data management. While their experience and acumen will be difficult to replace, both Linda and Tom have been working to ensure a smooth transition to their respective successor committee chairs. Effective as of the annual meeting, Wesley ("Wes") Bush will succeed Tom as the Chair of the Audit Committee and Devin Wenig will transition to lead the Executive Compensation Committee, while Wes remains a committee member. Judith ("Jami") Miscik assumed the role of Chair of the Risk and Cybersecurity Committee from Linda at the start of this year. The Board is grateful for Linda and Tom's invaluable service and many contributions over the years and looks forward to the continued effective leadership of our Committees by Wes, Devin, and Jami.

The Board has also asked Patricia ("Pat") Russo to remain its Independent Lead Director to ensure continuity during this period of transition. Given her extensive tenure and deep knowledge of the Company, and amidst the departure of Tom and Linda, Pat's leadership has been and will continue to be invaluable as we advance our strategic priorities.

Over the past year, we have also continued to focus on our management succession plan and evolving the skills of the Senior Leadership Team to reflect the growing needs of the business, particularly in areas such as technology. The Board regularly meets with the next generation of talent as we plan for the Company's future. We are supportive of efforts to broaden the strong set of internal skills with fresh perspectives from other industries and believe we have a robust talent development process that is setting the foundation for the future and enabling us to effectively compete against both traditional automakers and new competitors.

Annual Meeting Preview

We encourage you to review this Proxy Statement that describes our corporate governance practices that foster effective oversight of the Company's business risks and strategy. We look forward to hearing from you at the annual meeting and at that time will provide a further update on the Company's performance and answer your questions. Thank you in advance for your continued support of General Motors and votes in alignment with the Board's recommendation.

Sincerely,

2025 General Motors Board of Directors

Mary T. Barra
Chair and CEO

Patricia F. Russo
Independent
Lead Director

Wesley G. Bush

Joanne C. Crevoiserat

Joseph Jimenez

Alfred F. Kelly, Jr.

Jonathan McNeill

Judith A. Miscik

Mark A. Tatum

Jan E. Tighe

Devin N. Wenig

Notice of 2025 Annual Meeting of Shareholders

Meeting Information

Date and Time:
June 3, 2025
12:00 p.m. Eastern Time

Place:
Online via live webcast at:
virtualshareholdermeeting.com/GM2025

Record Date:
April 4, 2025

April 22, 2025

Dear Shareholders:

The Board of Directors of General Motors Company invites you to attend the 2025 Annual Meeting of Shareholders.

At the Annual Meeting, you will be asked to:

- Elect the 11 Board-recommended director nominees named in this Proxy Statement;
- Ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2025;
- Approve, on an advisory basis, named executive officer compensation;
- Approve the Company's amended and restated Certificate of Incorporation;
- Vote on a Rule 14a-8 shareholder proposal, if properly presented at the meeting; and
- Transact any other business that is properly presented at the meeting.

A list of the Company's registered shareholders will be available for examination for any purpose that is germane to the meeting for ten business days before the Annual Meeting. Shareholders may request to review the list by emailing the Company at shareholder.relations@gm.com.

This Proxy Statement is provided in conjunction with GM's solicitation of proxies to be used at the Annual Meeting. For additional information about how to attend our Annual Meeting, see "General Information About the Annual Meeting" starting on page 91 of this Proxy Statement.

Thank you for your continued investment in General Motors Company.

By Order of the Board of Directors,

Grant Dixton
Executive Vice President,
Chief Legal, Public Policy Officer and
Corporate Secretary

Your Vote Is Important

Please promptly submit your vote by internet or telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the postage-paid envelope provided so that your shares will be represented and voted at the meeting.

We are first mailing these proxy materials to our shareholders on or about April 22, 2025.

How to Access the Proxy Materials Online

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Shareholders to be Held on June 3, 2025:

Our Proxy Statement and 2024 Annual Report are available at investor.gm.com/shareholder. You may also scan the QR code with your smartphone or other mobile device to view our Proxy Statement and Annual Report.



Table of Contents

Proxy Summary



Proxy Voting Roadmap

Shareholders will be asked to vote on the following matters at the Annual Meeting:

ITEM 1

Annual Election of Directors

- Our nominees possess the comprehensive skills and expertise the Company needs now to meet our strategic direction.

  See page **8**

 The Board recommends a vote **FOR** each director nominee

ITEM 2

Proposal to Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2025

- Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit our financial statements.

  See page **38**

 The Board recommends a vote **FOR** this proposal

ITEM 3

Proposal to Approve, on an Advisory Basis, Named Executive Officer Compensation

- Our executive compensation program is designed to align pay with shareholder interests and Company performance.

  See page **42**

 The Board recommends a vote **FOR** this proposal

ITEM 4

Proposal to Approve the Amended and Restated Certificate of Incorporation

- The updates include amendments to officer exculpation, removal of outdated provisions that are no longer relevant, and certain clarifying enhancements.

  See page **84**

 The Board recommends a vote **FOR** this proposal

ITEM 5

Shareholder Proposal Regarding a Report on Supply Chain GHG Emissions Reduction Strategies

See page **86**

 The Board recommends a vote **AGAINST** this proposal

Our Strategic Pillars



ICE
Maximize our winning
ICE portfolio



EV
Grow our EV
business profitably



Software & Services
Deliver innovative
software and
services solutions



AV
Continue progressing
AV technology

2024 Business Highlights

Financial Highlights

$6.0B Net income attributable to stockholders	**3.2%** Net income margin	**$6.37** EPS-diluted
$14.9B EBIT-adjusted[1]	**8.0%** EBIT-adjusted[1] margin	**$10.60** EPS-diluted-adjusted[1]
$187.4B Revenue	**50%** TSR	**$7.6B** Returned to shareholders via dividends and share repurchases

[1] Non-GAAP financial measure. Refer to Appendix A for a reconciliation of non-GAAP financial measures to their closest comparable GAAP measure.

Performance Highlights

U.S. Market Leader

#1 in total sales
#1 in retail sales
#1 in full-size pickup trucks
#1 in full-size SUVs
#1 in commercial fleet deliveries

- **Total Company revenue of $187B, up more than 9%** vs. 2023 and CAGR of ~10% since 2021

- **EV portfolio variable profit positive in Q4,** along with being the **#2 seller of EVs in the U.S.** H2–24

- **Record profit-sharing payouts of ~$640M** to United Auto Worker-represented employees

Election of Directors

Snapshot of 2025 Board Nominees (and Committee Assignments after the Annual Meeting of Shareholders)



Mary T. Barra
Age: 63
Director since: 2014

Chair and Chief Executive Officer, General Motors Company

Committee memberships:
EC



Wesley G. Bush
`Independent`
Age: 64
Director since: 2019

Retired Chairman and Chief Executive Officer, Northrop Grumman Corporation

Committee memberships:
AC EC CC FC



Joanne C. Crevoiserat
`Independent`
Age: 61
Director since: 2022

Chief Executive Officer, Tapestry, Inc.

Committee memberships:
AC FC GC



Joseph Jimenez
`Independent`
Age: 65
Director since: 2015

Co-Founder and Managing Director, Aditum Bio

Committee memberships:
EC CC FC RC



Alfred F. Kelly, Jr.
`Independent`
Age: 66
Director since: 2024

Retired Chief Executive Officer and Chairman, Visa Inc.

Committee memberships:
AC RC



Jonathan McNeill
`Independent`
Age: 57
Director since: 2022

Co-Founder and Chief Executive Officer, DVX Ventures

Committee memberships:
GC RC



Judith A. Miscik
`Independent`
Age: 66
Director since: 2018

Senior Advisor, Lazard Geopolitical Advisory

Committee memberships:
EC FC RC



Patricia F. Russo
`Independent Lead Director`
Age: 72
Director since: 2009

Chair, Hewlett Packard Enterprise Company

Committee memberships:
EC CC FC GC



Mark A. Tatum
`Independent`
Age: 55
Director since: 2021

Deputy Commissioner and Chief Operating Officer, National Basketball Association

Committee memberships:
AC GC



Jan E. Tighe
`Independent`
Age: 62
Director Since: 2023

Retired Vice Admiral, U.S. Navy

Committee memberships:
AC RC

Devin N. Wenig
`Independent`
Age: 58
Director since: 2018

Co-Founder and Chief Executive Officer, Symbolic.ai

Committee memberships:
CC

AC – Audit Committee
EC – Executive Committee

CC – Executive Compensation Committee
FC – Finance Committee

GC – Governance and Corporate Responsibility Committee
RC – Risk and Cybersecurity Committee

■ – Committee Chair
■ – Committee Chair following Annual Meeting

Stewardship Engagement Process and Actions

The Company's extensive stewardship outreach program has frequent and recurring touch points with institutional investors and other stakeholders to help gain feedback on a variety of topics. Below is a summary of our process and the actions we have taken in response to feedback.

Conducted over **60** stewardship engagements since 2024

Who Participated

- Members of the Board, including the Independent Lead Director and the Chair of the Executive Compensation Committee
- Members of management, including over 10 executives and other senior subject matters experts from the Corporate Governance, Human Resources, Legal, Labor, Investor Relations, Supply Chain, and Sustainability organizations

Who We Engaged



~40%

of outstanding common stock

GM's Commitment to Listen and Evolve

Engaging with Investors

The Company conducts outreach throughout the year to investors and other stakeholders; we also have a practice of inviting buy- and sell-side analysts to Board meetings

Robust Discussions

We intentionally seek input from different perspectives, including each of the Company's shareholder proponents

Enhancing Practices

The constructive insights, experiences, and ideas exchanged during these engagements inform agenda items throughout the year and help the Board evaluate and assess key initiatives



Board and Governance

- Encouraged to communicate to shareholders the Board's succession plan given the retirements of Linda Gooden and Tom Schoewe. Please see page 9 for actions taken to continuously evolve the Board, including the addition of Alfred F. Kelly, Jr. since the last Annual Meeting of Shareholders.



Executive Compensation

- For specific feedback and responses on executive compensation, please see pages 5 and 47-49.



Capital Allocation

- Encouraged to further explain to shareholders the Board's role in capital allocation planning and continue the return of capital to shareholders pursuant to the Company's Allocation Framework. In Q1 2025, the Board announced a $6 billion shareholder buyback authorization and announced its intent to increase the common stock dividend by $0.03 per share.

Other focus areas of common themes discussed with shareholders:

- Human rights and supply chain sustainability issues, especially in regions with indigenous people;
- Talent strategy and workforce matters especially with our represented team members;
- Product safety, especially with regards to the future of transportation and our AV strategy; and
- Climate strategy, especially our efforts to reduce greenhouse gas emissions.

Compensation Highlights

Our executive compensation program is designed to focus our leaders on key areas that drive the business forward, align to the short-term and long-term interests of our shareholders, and reward our leaders for delivering on the Company's strategy and vision.

2024 Say-on-Pay Vote Outcome and Shareholder Engagement and Responsiveness

Our stewardship engagement program is an important input to how our Compensation Committee evolves our executive compensation program to ensure continued alignment with our business strategy and the interests of our management team and shareholders. Accordingly, and as described in more detail in our Compensation Discussion and Analysis (CD&A) starting on page 45 of this Proxy Statement, the Company undertook a multi-phased engagement effort in early 2024 during the "proxy season" to explain the rationale behind the enhancements to our 2024 executive compensation program and related disclosures. The Chair of our Compensation Committee Wesley Bush and Independent Lead Director Patricia Russo participated in these engagements. Despite that outreach, our 2024 Say-on-Pay vote was approximately 58%, which was significantly lower than our historically strong support and disappointing to the Board. The Board determined that it was therefore important to continue our compensation-focused shareholder outreach effort to better understand investor perspectives and concerns, particularly of those who voted against our 2024 Say-on-Pay proposal, and to better position the Company to be responsive to that feedback.

To that end, the Company met with a significant number of our shareholders throughout fall 2024 and winter 2025, with a specific focus on understanding the rationale for 2024 Say-on-Pay votes, further discussing the disclosed changes to our 2024 program, and seeking input on potential enhancements to program features and disclosures to be included in our 2025 Proxy Statement. Mr. Bush and Ms. Russo again participated in meetings to ensure a direct line of communication between shareholders and our Board. In these meetings, we confirmed that concerns, including those driving votes against our 2024 Say-on-Pay proposal, were largely related to shareholder desire for enhanced alignment of management compensation with shareholder outcomes, and that shareholders were broadly supportive of the changes we had forward-disclosed to our program for 2024.

These multiple engagement phases have been an important input to our Compensation Committee's determination to approve changes to our 2024 executive compensation program and additional changes and disclosure enhancements for 2025. The Committee believes these collective changes reflect and are responsive to shareholder feedback and better align our compensation program with our strategic priorities and the pace of the Company's transformation strategy.

Program Design Changes

STIP

- Incorporated quantifiable goals tied to GM's strategic pillars for EV (25% of STIP), Software & Services ("S&S") (10% of STIP), and AV strategy (5% of STIP), and rebalanced the weighting of these metrics to retain focus on driving profitability and cash flows while also further incentivizing key elements of our strategic transformation
- Final STIP payout subject to an individual performance modifier not to exceed 110% of the STIP payout amount generated by Company performance; total payout remains capped at 200% of target
- Eliminated the strategic goals component of the STIP, previously weighted 25%

LTIP

- Cumulative AAOCF was added to the 2024 PSU performance measures (30% of LTIP) to increase focus on long-term cash generation; EV measures were transitioned into our STIP as noted above
- Incorporated RSUs (25% of LTIP) in lieu of stock options to improve our ability to attract and retain key talent
- Increased target performance for the relative TSR PSUs from 50th percentile to 55th percentile starting with awards granted in 2025

The Company also remains focused on responding to shareholder interest for additional disclosure on key elements of our executive compensation program and approach, and has expanded our disclosure regarding shareholder outreach and responsiveness, metric selection, the target setting process, and peer group selection in our CD&A beginning on page 45.

Elements of Compensation

Compensation Components	Short-Term Cash		Long-Term Equity	
	Salary	STIP	PSUs	RSUs
Link to Strategy	Market-competitive salary reflects contribution, experience, knowledge, skills, and performance	Annual cash incentive based on achievements of Company financial goals and goals linked to our strategic pillars	Align leadership with long-term Company goals and shareholder interests, with an increased focus on Company cash generation	Promotes executive retention, stock ownership, and alignment with shareholder interests

CEO and NEO Pay Mix



CEO

92% At-Risk Pay

- 8% Base Salary
- 16% STIP
- 24% Short-Term Cash
- 76% Long-Term Equity

PSU 75%   RSU 25%

Other NEOs

90% At-Risk Pay

- 10% Base Salary
- 11% STIP
- 21% Short-Term Cash
- 79% Long-Term Equity

PSU 75%   RSU 25%

2024 Incentive Plan Outcomes

Across our performance metrics, GM achieved above-target EBIT-adjusted and Adjusted Automotive Free Cash Flow (AAFCF) results, achieved positive Q4 variable profit on our EV portfolio, launched software on-time and with quality, and refocused our autonomous vehicle strategy. Collectively, these results led to achievement of 147% of target Company performance in our STIP. We also delivered a strong total return to shareholders this year, and while we are excited about this progress, our three-year TSR performance is still below our target, leading to a payout of 80% on the PSU for the 2022-2024 LTIP cycle. For our CEO, these outcomes represent a payout of 95% of her total target compensation. We believe these outcomes demonstrate that our incentive plans are operating effectively to appropriately reward both annual and long-term performance, and we are pleased to see the strength of our execution translating into improved share price performance and value creation for shareholders over the past year.



2024 STIP

- 35% EBIT - adjusted
- 25% AAFCF
- 25% EV
- 10% S&S
- 5% AV

2024 LTIP

- 75% PSUs
- 30% PSUs - Cumulative AAOCF
- 30% PSUs - Relative TSR
- 15% PSUs - EBIT - adj Margin
- 25% RSUs

Governance Highlights

The Board is committed to governance structures and practices that protect shareholder value and important shareholder rights. The Governance and Corporate Responsibility Committee (the "Governance Committee") regularly reviews these structures and practices and makes updates as appropriate. Highlights of GM's governance structures include the following:

Independence

- Ten out of eleven director nominees are independent
- Strong Independent Lead Director with clearly delineated duties
- All standing Board committees, other than the Executive Committee, composed entirely of independent directors
- Regular executive sessions of independent directors without management present
- Board and committees may hire outside advisors independently of management

Best Practices

- CEO and executive leadership succession planning
- Routine engagement with shareholders and other key stakeholders
- Diverse Board in terms of gender, race and ethnicity, experiences, and specific skills and qualifications
- Strategy and risk oversight by full Board and committees
- Board and committee oversight of sustainability issues and priorities
- Stock ownership requirements for all senior leaders and non-employee directors
- "Overboarding" limits for our directors
- Orientation program for new directors and continuing education for all directors

Accountability

- Annual election of all directors
- Annual election of Chair and, if CEO, Independent Lead Director, by non-employee directors
- Majority voting with director resignation policy (plurality voting in contested elections)
- Annual Board and committee self-evaluations
- Annual evaluation of CEO (including compensation) by independent directors
- Clawback policy that applies to our short- and long-term incentive plans
- Oversight of political contributions and lobbying
- Comprehensive code of conduct, "Winning with Integrity"

Shareholder Rights

- Proxy access
- Shareholder right to call special meetings
- No poison pill or dual-class shares
- One-share, one-vote standard

Board and Governance Matters

Annual Election of Directors

At the Annual Meeting, 11 directors will be nominated for election to GM's Board of Directors. The Governance Committee evaluated the nominees in accordance with the Committee's charter and our Corporate Governance Guidelines and submitted the nominees to the Board for approval.

The Board believes that the director nominees' diverse backgrounds, attributes, and experiences provide valuable insights for the Board's oversight of the Company. Seven of the 11 nominees, or 63 percent, bring gender, racial, or ethnic diversity to the Board, including four of the six committee chairs.

Of the 11 director nominees, ten were previously elected at the 2024 annual meeting. Alfred F. Kelly, Jr. was elected to the Board in September 2024. Further information on the Board's composition, as well as each nominee's qualifications and relevant experience, are provided on the following pages.

If elected, the director nominees will serve on the Board until the next annual meeting of shareholders, or until their earlier resignation or removal. If any nominee becomes unable to serve, proxies will be voted for the election of such other person as the Board may designate, unless the Board chooses to reduce the number of directors standing for election. Each of the nominees has consented to being named in this Proxy Statement and serving on the Board, if elected.

 The Board recommends a vote **FOR** each of the nominees identified in this Proxy Statement.

Board Membership Criteria, Refreshment, and Succession Planning

The selection of qualified directors is fundamental to the Board's successful oversight of GM's strategy and enterprise risks. We seek directors who bring diverse viewpoints and perspectives, possess a variety of skills, professional experiences, and backgrounds, and effectively represent the long-term interests of shareholders. The priorities for recruiting new directors are continually evolving based on the Company's strategic needs. It is important that the Board remains a strategic asset capable of overseeing and helping management address the risks, trends, and opportunities GM is facing now and in the future. The ongoing assessment and planning have enabled the Board to elect eight new members over the past six years, including most recently Mark Tatum in 2021, Joanne Crevoiserat and Jonathan ("Jon") McNeill in 2022, Vice Admiral (Ret.) Jan Tighe in 2023, and Alfred ("Al") F. Kelly, Jr. in 2024.

2021

Mark Tatum joins the Board, adding marketing, brand, and customer experience expertise.

2023

Jan Tighe joins the Board, adding cybersecurity, risk management, and technology expertise.

Continuous Board Refreshment

2022

Joanne Crevoiserat and Jon McNeill join the Board, adding industry, financial, marketing, brand, and technological expertise.

2024

Al Kelly joins the Board adding financial, risk management, and cybersecurity expertise.

In evaluating potential director candidates, the Governance Committee considers, among other factors, the criteria included on the skills matrix on page 11, the skills and experience of our current directors, and certain additional characteristics that it believes one or more directors should possess based on an assessment of the needs of the Board at that time. In every case, director candidates must be able to contribute significantly to the Board's discussion and decision-making on the broad array of complex issues facing GM. The Governance Committee also engages a reputable, qualified search firm to help identify and evaluate potential candidates. In addition, GM's Corporate Governance Guidelines include the general policy that non-employee directors will not stand for election after reaching age 72, with any exceptions requiring approval by the Board.

At this time, the Board has approved an exception for Independent Lead Director, Patricia Russo. The Board believes Ms. Russo's expertise and deep knowledge about GM are pertinent and required to see the Company remains highly valuable as we advance our strategic transformation. The remaining ten Board candidates are compliant with the Corporate Governance Guidelines.

Board Spotlight: Recognizing Distinguished Service

The Board would like to express its gratitude to Tom Schoewe for his dedication to the Audit Committee and to Linda Gooden for her role in establishing the Risk and Cybersecurity Committee. Both played critical roles in developing best-in-class procedures to oversee the audit, risk, and cybersecurity functions and therefore helped protect shareholder, customer, and Company interests.

2025 Board Nominee Skills and Statistics

General Motors is committed to ensuring its Board remains a strategic asset to the Company. We have also thoughtfully managed director succession planning to leverage the combined benefits of deep institutional knowledge and new perspectives through Board refreshment. In addition, the Company's Corporate Governance Guidelines emphasize the Board's commitment to selecting highly qualified candidates who reflect GM's global workforce and customer base.

45%	**63%**	**6**	**63**
Women	Board Committee Chairs of Gender or Racial/Ethnic Diversity	Years Average Tenure	Years Average Age

Nominee Skills

Cyber	Finance	Global
4 of 11	**9 of 11**	**11 of 11**

Industry	Manufacturing	Marketing
2 of 11	**6 of 11**	**7 of 11**

Public Company CEO	Risk Management	Technology
7 of 11	**11 of 11**	**8 of 11**

Board Experience and Expertise

The skills matrix below summarizes certain skills (and qualifications) used by the Governance Committee in their evaluation of director nominees. To supplement the evaluation, the Board undertakes an annual self-evaluation to ensure that the Board possesses the requisite skills and expertise to oversee the Company's opportunities, priorities, and risks. The Governance Committee leads this effort by asking directors to consider their expertise across key subject matter areas identified in the skills key on the next page. Upon the conclusion of the annual evaluation, the Board determined that it continues to maintain strong expertise and possesses a broad range of skills, qualifications, and attributes that will support the Company's strategy. Results of the Board's self-evaluation are represented on the skills matrix below.

	Barra	Bush	Crevoiserat	Jimenez	Kelly	McNeill	Miscik	Russo	Tatum	Tighe	Wenig
Cyber		■			■	■				■	
Environmental		■	■	■		■					
Finance	■	■	■	■	■	■	■	■			■
Global	■	■	■	■	■	■	■	■	■	■	■
Governance	■	■	■	■	■	■	■	■	■	■	■
Industry	■					■					
Manufacturing	■	■	■	■		■		■			
Marketing			■	■	■	■		■	■		■
Public Company CEO	■	■	■	■	■			■			■
Risk Management	■	■	■	■	■	■	■	■	■	■	■
Social	■	■	■		■	■	■	■	■	■	■
Technology	■	■			■	■	■	■		■	■

Skills Key

Cyber	Experience managing cybersecurity security risks or understanding the cybersecurity threat landscape.
Environmental	Expertise with environmental matters, including greenhouse gas ("GHG") emissions; raw material sources; waste and hazardous materials management; product design and lifecycle management; water and wastewater management; and/or energy efficiency management.
Finance	Expertise in complex financial and/or accounting matters to evaluate financial statements, capital structure and allocation, and business plans.
Global	Relevant experience with business and cultural perspectives.
Governance	Experience with public company board governance; legal and regulatory matters; executive compensation; compliance and business ethics; anti-competitive practices; risk management; and/or reporting principles and frameworks.
Industry	Expertise in key businesses and proven knowledge of key customers and risks associated with the automotive industry.
Manufacturing	Experience in, or experience in a senior management position responsible for, significant manufacturing operations.
Marketing	Expertise regarding brand maintenance and expansion, product awareness, customer engagement, digital marketing, and/or social media experience.
Public Company CEO	Experience over an extended period, especially as CEO; extraordinary leadership qualities; and the ability to identify and develop those qualities in others.
Risk Management	Relevant experience in risk management and oversight.
Social	Expertise with data privacy; human rights; community relations; workplace health and safety; supply chain management; human capital management; consumer privacy; product quality and safety; and/or labor practices.
Technology	Expertise in, or understanding of, technology and innovation gained either through academia or industry experience.

Board Diversity

The Company's Corporate Governance Guidelines identify the Board's commitment to seeking highly qualified candidates that reflect the backgrounds of GM's global workforce and customer base. Our Board recognizes the value of inclusivity and considers members' and candidates' opinions, perspectives, and individual skills, expertise and experience that complement or expand that of the current directors and enhance the diversity (geographic, gender, age, and ethnicity) and effectiveness of the Board as a whole. We believe the judgment and perspectives offered by an inclusive Board improves the quality of decision-making, enhances the Company's business performance, and can help the Board respond more effectively to the needs of customers, shareholders, employees, suppliers, and other stakeholders.

Director Nominee Biographies



Gender: Female
Director since: 2014
Race/Ethnicity: White
Committees:
Executive (Chair)



Current GM Model:
Chevrolet Blazer EV

Skillset:
Finance
Governance
Industry
Manufacturing
Public Company CEO
Risk Management
Social
Technology

Mary T. Barra | 63

Chair and CEO, General Motors Company

Experience: Ms. Barra is Chair and CEO of General Motors. She has served as Chair of the Board of Directors since January 2016 and has served as CEO since January 2014. Prior to becoming CEO, Ms. Barra served as GM's Executive Vice President, Global Product Development, Purchasing and Supply Chain from 2013 to 2014; Senior Vice President, Global Product Development from 2011 to 2013; Vice President, Global Human Resources from 2009 to 2011; and Vice President, Global Manufacturing Engineering from 2008 to 2009.

Reasons for Nomination: Ms. Barra has in-depth knowledge of the Company and the global automotive industry; extensive senior leadership, strategic planning, operational, and business experience; and a strong engineering background with experience in global product development. She has spearheaded many initiatives to align the Company's culture with its transformation efforts and holds herself and the leadership team accountable for driving a culture of safety for customers, employees, and communities.

Other Public Company Directorships: The Walt Disney Company

Prior Public Company Directorships (Past Five Years): None

Q **What does the Company need to do to further increase shareholder value after its strong 2024 performance?**

A I said last year that 2024 needed to be a year dedicated to our four strategic pillars that are laid out in the Board's letter to shareholders at the beginning of this Proxy Statement. Credit to the team for remaining focused and making significant progress on each of those pillars. As a result, our financial results and long-term shareholder value closely aligned last year. It is critical that we maintain that momentum this year as this is a multi-year strategy designed to keep GM leading the future of transportation.



Gender: Female
Director since: 2009
Race/Ethnicity: White
Committees:
Compensation
Executive
Finance
Governance (Chair)



Current GM Model:
Cadillac LYRIQ

Skillset:
Finance
Governance
Manufacturing
Marketing
Public Company CEO
Risk Management
Social
Technology

Patricia F. Russo | 72 `Independent Lead Director`

Chair, Hewlett Packard Enterprise Company

Experience: Ms. Russo has served as the Chair of the Hewlett-Packard Enterprise Company's ("HPE") board of directors since her appointment in 2015. She also served as Lead Director of HPE from 2014 to 2015. Ms. Russo was GM's Independent Lead Director from March 2010 to January 2014, and in 2021 she was re-appointed to that role. Ms. Russo served as CEO of Alcatel-Lucent S.A. from 2006 to 2008; Chairman and CEO of Lucent Technologies, Inc. from 2003 to 2006; and President and CEO of Lucent Technologies from 2002 to 2006.

Reasons for Nomination: Ms. Russo has extensive senior leadership experience in corporate strategy, finance, sales and marketing, technology, and leadership development, as well as experience managing business-critical technology disruptions. Through her deep governance expertise – in particular, board governance – she works with management to develop enhanced disclosures and incorporate shareholder feedback.

Other Public Company Directorships: Hewlett Packard Enterprise Company (Chair), KKR & Co. Inc., and Merck & Co., Inc.

Prior Public Company Directorships (Past Five Years): None

Q **As the Independent Lead Director, how do you help ensure the Board reviews the most critical topics?**

A I have regular 1:1s with Mary and frequently seek input from each Board member to make sure everyone has a voice into which topics get time at our Board meetings. I also meet regularly with shareholders, which helps the Board assess topics that are top of mind with them. We also conclude each Board meeting with an extended executive session, where each Board member provides their observations on the meeting and suggestions for future topics. The key is to be flexible while maintaining focus on those topics that directly impact the Company's long-term strategic pillars.



Gender: Male
Director since: 2019
Race/Ethnicity: White
Committees:
Audit
Compensation (Chair)
Executive
Finance



Current GM Model:
GMC Yukon

Skillset:
Cyber
Environmental
Finance
Governance
Manufacturing
Public Company CEO
Risk Management
Social
Technology

Wesley G. Bush | 64 `Independent`

Retired Chairman and CEO, Northrop Grumman Corporation

Experience: Mr. Bush served as Chairman of Northrop Grumman's board of directors from 2011 to 2019. He also served as the CEO of Northrop Grumman from 2010 to 2018. Prior to that, Mr. Bush served in numerous leadership roles at Northrop Grumman, including President and Chief Operating Officer, CFO, and President of the Space Technology sector. He also served in a variety of leadership positions at TRW, Inc. before it was acquired by Northrop Grumman in 2002.

Reasons for Nomination: Mr. Bush has valuable experience in leading a manufacturing enterprise known for its advanced engineering and technology. He also has strong financial acumen gained through his finance leadership roles and has knowledge of key governance issues, including risk management and executive compensation plan design. Mr. Bush has also developed environmental experience as a member of the board of Conservation International.

Other Public Company Directorships: Dow Inc. and Cisco Systems, Inc.

Prior Public Company Directorships (Past Five Years): None

Q How does the Board help the Company recruit from the technology industry?

A Technology is a critical driver of every part of our business and underpins each pillar of our transformation strategy, so management needs to hire the right talent, often from premier technology companies. To make the Company an employer of choice, the Board is focused on creating a compensation structure that helps attract this critical talent. You can read more about our strategy on page 46 of this Proxy Statement.



Gender: Female
Director since: 2022
Race/Ethnicity: White
Committees:
Audit
Finance
Governance



Current GM Model:
Cadillac LYRIQ

Skillset:
Environmental
Finance
Governance
Manufacturing
Marketing
Public Company CEO
Risk Management
Social

Joanne C. Crevoiserat | 61 `Independent`

CEO, Tapestry, Inc

Experience: Since October 2020, Ms. Crevoiserat has been CEO and a member of the board of Tapestry, Inc. Prior to her appointment as interim CEO in July 2020, she served as the CFO. She also previously served in senior roles at Abercrombie & Fitch Co., Kohl's Inc., Wal-Mart Stores, Inc., and May Department Stores.

Reasons for Nomination: Ms. Crevoiserat has cultivated an extensive background in financial expertise and brand development. Her leadership capabilities, demonstrated through her various senior leadership retail positions, help the Company as it grows its global consumer brands through consumer-centric, digital, and data-driven initiatives. Ms. Crevoiserat also has social and environmental proficiency which she has gained through her experience in the retail industry and which allows her to provide unique oversight of supply chain governance and sustainable material sourcing.

Other Public Company Directorships: Tapestry, Inc.

Prior Public Company Directorships (Past Five Years): At Home Group Inc.

Q How does the Board monitor culture to align with the Company's values?

A There are several ways that the Board oversees Company culture, including by regularly meeting with the Chief People Officer (who attends every Board meeting). We also receive regular updates from the Chief Compliance Officer during Audit Committee meetings and review certain metrics that show workplace trends. We prioritize transparent communication and have robust governance mechanisms in place to monitor the rigor of the Company's cultural health, including starting our annual strategy review each year with a review of the culture values, which helps drive our performance.



Gender: Male
Director since: 2015
Race/Ethnicity:
Hispanic
Committees:
Compensation
Executive
Finance (Chair)
Risk and Cybersecurity



Current GM Model:
Chevrolet Colorado

Skillset:
Environmental
Finance
Governance
Manufacturing
Marketing
Public Company CEO
Risk Management
Technology

Joseph Jimenez | 65 `Independent`

Co-Founder and Managing Director, Aditum Bio

Experience: Since 2019, Mr. Jimenez has served as Co-Founder and Managing Partner of Aditum Bio, a biotechnology-focused venture capital firm. Prior to that, he served as CEO of Novartis AG from 2010 until his retirement in 2018. Mr. Jimenez led Novartis' Pharmaceuticals Division from October 2007 to 2010 and its Consumer Health Division in 2007. From 2006 to 2007, he served as Advisor to the Blackstone Group L.P. Mr. Jimenez was also Executive Vice President, President, and CEO of Heinz Europe from 2002 to 2006; and President and CEO of H.J. Heinz Company North America from 1999 to 2002.

Reasons for Nomination: Mr. Jimenez has served as the CEO of a global company with significant research and development and capital spending in a highly regulated environment. He also has significant experience in finance, strategic planning, and consumer branding and marketing.

Other Public Company Directorships: The Procter & Gamble Company and Century Therapeutics, Inc.

Prior Public Company Directorships (Past Five Years): Graphite Bio

Q How does the Finance Committee help oversee evolving regulations to ensure a profitable portfolio?

A The Finance Committee previews every vehicle program expenditure that requires Board approval and during those reviews we scrutinize costs, capital requirements, and the key assumptions underlying the business case for the programs. This helps ensure we remain committed to our ICE and EV strategic pillars and reach our profitability targets.



Gender: Male
Director since: 2024
Race/Ethnicity: White
Committees:
Audit
Risk and Cybersecurity



Current GM Model:
Cadillac XT6

Skillset:
Cyber
Finance
Governance
Marketing
Public Company CEO
Risk Management
Social
Technology

Alfred F. Kelly, Jr. | 66 `Independent`

Advisory Director, Berkshire Partners
Retired CEO and Chairman, Visa Inc.

Experience: Mr. Kelly served as the CEO of Visa Inc. from 2016 to 2023 and was Chairman of the Board from 2019 to 2024. Prior to Visa, he served in numerous leadership roles, including at American Express, where he was President when he left in 2010, and with the New York-New Jersey Super Bowl Host Committee where he was President and CEO.

Reasons for Nomination: Mr. Kelly has extensive expertise in industry disruption, which has been instrumental in driving innovation and competitive advantage. His strong financial acumen ensures robust fiscal oversight and strategic financial planning. Additionally, Mr. Kelly's global leadership experience provides valuable insights into international markets and enhances the Board's ability to navigate complex global challenges.

Other Public Company Directorships: None

Prior Public Company Directorships (Past Five Years): Visa Inc.

Q What have you learned about the auto industry since joining the Board?

A I found that there are many similarities between the automotive industry and the disruption from new market entrants that I experienced while in the financial services sector, where I spent most of my career. I've enjoyed the opportunity to be part of this Board because we are leveraging technology to innovate and deliver new experiences to our customers. Our software and services strategy pillar is critical to effectively creating new revenue streams and differentiating us from our competitors.



Gender: Male
Director since: 2022
Race/Ethnicity: White
Committees:
Governance
Risk and Cybersecurity



Current GM Model:
Chevrolet Silverado EV

Skillset:
Cyber
Environmental
Finance
Governance
Industry
Manufacturing
Marketing
Risk Management
Social
Technology

Jonathan McNeill | 57   `Independent`

Co-Founder and CEO, DVx Ventures

Experience: Since 2020, Mr. McNeill has served as CEO of DVx Ventures, a venture company focused on early-stage startups. Prior to founding DVx Ventures, he served as Chief Operating Officer of Lyft, Inc. from 2018 to 2019. From 2015 to 2018, he also served as President, global sales, delivery and service of Tesla, Inc., where he led the team to grow revenue from $2 billion to over $20 billion annually across 33 countries.

Reasons for Nomination: Mr. McNeill has deep experience as both an entrepreneur and as an executive at companies of significant scale. He is a demonstrated leader in the EV space with expertise in business models, software architecture, and cyber. Through his experience in positions of senior leadership, he has founded and scaled multiple technology and retail companies. In addition, Mr. McNeill has GHG emissions, air quality, product design and lifecycle management experience, which he has gained through driving EV adoption.

Other Public Company Directorships: Lululemon Athletica Inc.

Prior Public Company Directorships (Past Five Years): None

Q **How is the Board helping shape the Company's autonomous vehicle strategy?**

A The Board continues to believe that GM is positioned to lead in autonomous and software-defined vehicles. We are closely monitoring how management is integrating the Cruise and GM technical teams into a single effort. We believe GM will achieve its autonomous goals of developing safe, driver-assistance technology for personal vehicles by using AI technology, engineering talent, scale, and manufacturing expertise.



Gender: Female
Director since: 2018
Race/Ethnicity: White
Committees: Executive
Finance
Risk and Cybersecurity
(Chair)



Current GM Model:
Chevrolet Blazer

Skillset:
Finance
Governance
Risk Management
Social
Technology

Judith A. Miscik | 66   `Independent`

Senior Advisor, Lazard Geopolitical Advisory

Experience: Ms. Miscik is a Senior Advisor at Lazard Geopolitical Advisory. Prior to her current role, she served as CEO and Vice Chairman of Kissinger Associates, Inc., from 2017 to 2022 and before that in other senior leadership positions. Prior to joining Kissinger Associates, Ms. Miscik was the Global Head of Sovereign Risk at Lehman Brothers from 2005 to 2008; and from 2002 to 2005, she served as Deputy Director for Intelligence at the U.S. Central Intelligence Agency, where she worked from 1983 to 2005.

Reasons for Nomination: Ms. Miscik has a unique and extensive background in intelligence, security, government affairs, and risk analysis, bringing valuable experience in assessing and mitigating geopolitical and macroeconomic risks in both the public and the private sectors.

Other Public Company Directorships: Morgan Stanley and HP Inc.

Prior Public Company Directorships (Past Five Years): None

Q **What do you think is a key emerging risk for the Company?**

A As the new Chair of the Board's Risk and Cybersecurity Committee, part of my responsibility is to help the Board oversee all enterprise risks. To do this, we rely on management's quarterly risk dashboards and annual reviews of our enterprise risk profile. One example of an emerging risk that we are watching relates to geopolitical dynamics in the global supply chains.



Gender: Male
Director since: 2021
Race/Ethnicity: Black, Asian
Committees: Audit Governance



Current GM Model:
Cadillac ESCALADE IQ

Skillset:
Cyber
Governance
Marketing
Risk Management
Social

Mark A. Tatum | 55 `Independent`

Deputy Commissioner and Chief Operating Officer, National Basketball Association

Experience: Mr. Tatum joined the National Basketball Association (NBA) in 1999 and was appointed NBA Deputy Commissioner and Chief Operating Officer in 2014. Prior to that, he served in numerous leadership roles at the NBA, including Executive Vice President of Global Marketing Partnerships; Senior Vice President; Vice President of Business Development; Senior Director and Group Manager of Marketing Properties; and Director of Marketing Partnerships.

Reasons for Nomination: Mr. Tatum has extensive senior leadership experience in marketing and sales strategy, managing media relationships and global business operations. He also has significant experience driving customer engagement and operations globally through his leadership roles at the NBA.

Other Public Company Directorships: None

Prior Public Company Directorships (Past Five Years): None

Q How does the Board help shape the customer's software experience?

A Last year the Board conducted one of our meetings at the Company's new Software and Services facility in California to evaluate the Company's new technologies and meet the new software leadership team. Software and Services is a critical part of the Company's strategy, and we believe advanced safety and technology platforms will help improve customer experiences and retention. Our strategic success was evident earlier this year when Super Cruise was recognized as the automotive industry's best driver assistance program by MotorTrend, and the Company was recognized —for the tenth consecutive year—for having the highest overall manufacturer loyalty by S&P Global Mobility.



Gender: Female
Director since: 2023
Race/Ethnicity: White
Committees:
Audit
Risk and Cybersecurity



Current GM Model:
Chevrolet Corvette E-Ray

Skillset:
Cyber
Finance
Governance
Marketing
Risk Management
Social
Technology

Jan E. Tighe | 62 `Independent`

Retired Vice Admiral, U.S. Navy

Experience: Vice Admiral Tighe retired from the U.S. Navy in 2018, having served as the Deputy Chief of Naval Operations for Information Warfare and Director of Naval Intelligence. Her prior Flag Officer assignments include command of the Navy's Fleet Cyber Command from 2014 to 2016, President of the Naval Postgraduate School from 2012 to 2013, and Deputy Director of Operations at U.S. Cyber Command from 2010 to 2011.

Reasons for Nomination: Vice Admiral Tighe cultivated her operational experience in complex cybersecurity matters, including operational technologies, information systems technology, technology risk management, and strategic assessments, while serving in global operations roles for the U.S. Navy and the National Security Agency. Her extensive leadership experience of more than 20 years in the U.S. Navy during a significant period of transformation and provides valuable human capital insights that are essential for the Company as it transitions its workforce to implement EV and AV technologies.

Other Public Company Directorships: The Goldman Sachs Group, Inc. and Huntsman Corporation

Prior Public Company Directorships (Past Five Years): The Progressive Corporation and IronNet, Inc.

Q How does the Board oversee cybersecurity risks?

A Cybersecurity is a significant enterprise risk that requires constant oversight and alignment with various stakeholders, including our plant operators, vehicle developers, suppliers and regulatory agencies. Last year, in addition to our regular assessments, several Board members participated with management in a simulation exercise that tested our cyber-response policies and procedures. Also, as part of our regular succession planning, we strive to make sure the Company has the technical talent necessary to build defensible networks and operational infrastructure.



Gender: Male
Director since: 2018
Race/Ethnicity: White
Committees:
Compensation



Current GM Model:
Chevrolet Blazer EV

Skillset:
Finance
Governance
Marketing
Public Company CEO
Risk Management
Social
Technology

Devin N. Wenig | 58 `Independent`

Co-Founder and CEO, Symbolic.ai

Experience: Since 2023, Mr. Wenig has served as Co-Founder and CEO of Symbolic.ai, a platform and application with advanced AI capabilities for publishers and professional writers in news, research, and communications. Previously, he served as President and CEO of eBay Inc. and as a member of its board of directors from July 2015 to August 2019. Mr. Wenig also served as President of eBay's Marketplaces business from September 2011 to July 2015. Prior to joining eBay, Mr. Wenig was CEO of Thomson Reuters Corporation's largest division, Thomson Reuters Markets, from 2008 to 2011; Chief Operating Officer of Reuters Group plc from 2006 to 2008; and President of Reuters' business divisions from 2003 to 2006.

Reasons for Nomination: Mr. Wenig has extensive senior leadership experience in software and technology, global operations, and strategic planning. He also has significant expertise leading both high-growth companies from the start-up phase and large, complex organizations.

Other Public Company Directorships: None

Prior Public Company Directorships (Past Five Years): None

Q **How is the Board ensuring the Company does its part to build the charging infrastructure necessary to help drive EV adoption?**

A As a long time EV user, I relate to uncertainty about how to find charging stations and the Board is aware that is a hurdle for many prospective customers. To help, we have encouraged management to work with industry leaders to expand public charging options and improve the customer experience. Examples include opening access to Tesla Superchargers for our customers with a North American Charging Standard adapter, partnering with Pilot Travel Centers and EVgo to add fast charging stalls across the U.S., and opening the first "Rechargery," the fast-charging concept by our joint venture, IONNA.

Director Nomination Process

Board Size

The Board sets the number of directors from time to time by a resolution of the Board. The Governance Committee reassesses the suitability of the Board's size at least annually. The Board has the flexibility to increase or decrease the size of the Board as circumstances warrant, though the Company's Certificate of Incorporation limits the total number of directors to 17. We currently have 13 directors, but following the Annual Meeting we will have 11 directors, as Ms. Gooden and Mr. Schoewe are not standing for reelection. If any nominee is unable to serve as a director, or if any director leaves the Board between annual meetings, the Board may reduce the number of directors or elect an individual to fill the resulting vacancy.

Director Independence

GM's Bylaws and Corporate Governance Guidelines define our standards for director independence and reflect applicable NYSE and SEC requirements. At least two-thirds of our directors must be independent under these standards. In addition, all members of the Audit Committee and the Compensation Committee must meet heightened independence standards under applicable NYSE and SEC rules. For a director to be "independent," they must have no disqualifying relationships, as defined in the NYSE standards, and the Board must determine that the director has no material relationship with the Company other than the individual's service as a director.

The Governance Committee completed its annual assessment in February 2025 regarding the independence of each director and made recommendations to the Board. Consistent with the standards described above, the Board has reviewed all relationships between the Company and each director and director nominee and considered all relevant quantitative and qualitative criteria. The Board has affirmatively determined that, other than Ms. Barra who serves as our CEO, all directors are currently independent and, if applicable, were independent throughout 2024. In addition, the Board affirmatively determined that all of the director nominees who currently serve on the Audit Committee and the Compensation Committee are independent as required by the heightened NYSE and SEC criteria described above.

In recommending to the Board that it determine each non-employee director is independent, the Governance Committee considered whether there were any other facts or circumstances that might impair a director's independence. The Governance Committee also considered that GM, in the ordinary course of business during the last three years, has sold fleet vehicles to, and purchased products and services from, companies at which some of our directors serve as non-employee directors or executives. The Board determined that these transactions were not material to GM or the other companies involved and that none of our directors had a material interest in the transactions with these companies. In each case, these transactions were in the ordinary course of business for GM and the other companies involved, and were on terms and conditions available to similarly situated customers and suppliers. Therefore, the Board determined they did not impair such directors' independence.

Director Services on Other Public Company Boards

The Board recognizes that service on other public company boards provides directors valuable experience that benefits the Company. The Board also believes, however, that it is critical that directors dedicate sufficient time to their service on the Company's Board. Directors are expected to advise the Board Chair, Independent Lead Director, or Governance Committee Chair in advance of accepting an invitation to serve on another board of directors or any audit committee of another public company's board. This allows the Governance Committee to assess the impact of the director joining another board based on various factors relevant to the specific situation, including the nature and extent of a director's other professional obligations and the time commitment required by the new position.

Director Commitment and Availability Review

The Governance Committee conducts an annual review of director commitment levels and affirms that all directors are able to comply with the Company's expectations on a director's time and availability.

Sometimes, for example, the Governance Committee determines that directors who are engaged in active, full-time employment have less time to devote to board service than a director whose principal occupation is serving on boards. Our Corporate Governance Guidelines provide that, without obtaining the approval of the Board:

• A director may not serve on the boards of more than four other public companies (excluding nonprofits and subsidiaries); and

• No member of the Audit Committee may serve on more than two other public company board audit committees.

The Board also prefers that senior members of management not serve on the board of more than one other public company or for-profit entity, and requires that executive officers obtain the approval of the Governance Committee prior to accepting an invitation to serve on an outside board. At this time, all members of management are in compliance with these guidelines.

Director Recruitment Process

The Governance Committee aims to balance tenure, diversity, and skills when recommending director nominees. The Board values periodic refreshment and committee rotation to align with the evolving needs of the Company and to introduce fresh perspectives. Continuity is also important, as it helps directors develop a deep understanding of the Company and work effectively as a group, which we believe is genuinely beneficial to shareholders.



1

Source Candidate Pool from

- Independent search firms
- Directors
- Management
- Shareholders

2

In-Depth Review by the Governance Committee

- Consider skills matrix
- Screen qualifications
- Review independence and potential conflicts

3

Recommend Selected Candidate for Election to Our Board

4

Review by Full Board

5

Select Director(s)

Candidate Recommendation and Director Communications

The Governance Committee will consider director candidates recommended by shareholders. The Governance Committee will review the qualifications and experience of each recommended candidate using the same criteria for candidates proposed by Board members and communicate its decision to the candidate or the shareholder who made the recommendation. Shareholder nominations must be submitted to the Company by the deadlines found on page 95.

To Recommend a Director Candidate, Write to:

GM's Corporate Secretary at General Motors Company, Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265 or by email to shareholder.relations@gm.com.

Director Communications

Shareholders and interested parties wishing to contact our Board may send a letter to GM's Corporate Secretary at General Motors Company, Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265 or by email at shareholder.relations@gm.com. Communications received in writing will be distributed to the Independent Lead Director or independent members of the Board as a group, if appropriate, unless such communications are considered, in the reasonable judgment of the Corporate Secretary, improper for submission to the intended recipient(s).

Corporate Governance

The Board of Directors

GM is governed by a Board of Directors and committees of the Board that meet throughout the year to ensure that the CEO and other senior management are operating the Company in a prudent and ethical manner. The Board is elected by our shareholders to oversee and provide guidance on the Company's business and affairs. It is the ultimate decision-making body of the Company, except for those matters reserved for shareholders by law or pursuant to the Company's corporate governance documents. Among other things, the Board oversees the Company's strategy and execution of the strategic plan. In addition, it oversees management's proper safeguarding of the assets of the Company, maintenance of appropriate financial and other internal controls, compliance with applicable laws and regulations, and proper governance. The Board is committed to sound corporate governance policies and practices that are designed and routinely assessed to enable the Company to operate its business responsibly, with integrity, and to position GM to compete more effectively, sustain its success, and build long-term shareholder value.

Board Leadership Structure and Composition

The Board has the flexibility to decide when the positions of Board Chair and CEO should be combined or whether an independent director should serve as Board Chair. This allows the Board to choose the leadership structure that it believes will best serve the interests of our shareholders at any particular time. In January 2016, the Board recombined the positions of Board Chair and CEO under the leadership of Ms. Barra and designated an Independent Lead Director.



Mary T. Barra
Chair and CEO



Patricia F. Russo
Independent Lead Director

The Role of the Chairman of the Board and CEO

The Board has determined that it is currently in the Company's best interest to combine the roles of CEO and Chair with Ms. Barra. Serving as both CEO and Chair of the Board, Ms. Barra provides strategic leadership and ensures alignment between management and the Board. In this dual role, she facilitates Board discussions on key business priorities while also overseeing the company's day-to-day operations and long-term strategy execution. This structure enables a unified vision that is supported by a foundation of strong governance practices to maintain independent oversight and accountability.

The Role of the Independent Lead Director

GM's Board believes that a strong Independent Lead Director role with clearly defined responsibilities provides effective independent management oversight. The independent directors consider several factors, as further outlined below, when annually electing the Independent Lead Director to ensure balanced leadership and a strong and independent Board. Ms. Russo is the Board's Independent Lead Director, a role she has held since 2021. Ms. Russo joined our Board in 2009 and previously served as the Independent Lead Director from 2010 to 2014. Her extensive knowledge of GM's business and experience collaborating with our management team uniquely qualifies her to provide strong, independent leadership and strategic direction to the Board at this time.

Below is a summary of the key duties and responsibilities of GM's Independent Lead Director:

- Presiding over all Board meetings when the Board Chair is not present, including executive sessions of non-management directors, and advising the Board Chair of any actions taken;

- Providing Board leadership if circumstances arise in which the Board Chair actually has, potentially has, or is perceived to have, a conflict of interest;

- Calling executive sessions for non-management directors, relaying feedback from these sessions to the Board Chair, and implementing decisions made by the non-management directors;

- Leading non-management directors in the annual evaluation of the CEO's performance, communicating the results of that evaluation to the CEO, and overseeing CEO succession planning;

- Approving Board meeting agendas to ensure sufficient time for discussion of all items;

- Advising on the scope, quality, quantity, and timeliness of the flow of information between management and the Board;

- Serving as a liaison between non-management directors and the Board Chair when requested to do so (although all non-management directors have direct and complete access to the Board Chair at any time they may deem necessary or appropriate);

- Interviewing all director candidates and making recommendations to the Governance Committee and the Board;

- Being available to advise the Board committee chairs in fulfilling their designated roles and responsibilities to the Board; and

- Engaging, when requested to do so, with shareholders.

Board Committees

The Board has six standing committees: Audit, Executive, Executive Compensation, Finance, Governance and Corporate Responsibility, and Risk and Cybersecurity. The key responsibilities, recent activities, and focus areas of each committee, together with their current membership and the number of meetings held in 2024, are set forth below. In addition to committee meetings, each committee chair regularly meets with management throughout the year to discuss and preview committee business, shape agendas, and facilitate efficient meetings. The Board Chair, Ms. Barra, and the Independent Lead Director, Ms. Russo, attend all committee meetings to serve as a resource and to identify topics requiring the Board's attention. The Board has determined that each member of the Audit, Compensation, Finance, Governance, and Risk and Cybersecurity Committees is independent according to applicable SEC and NYSE requirements and our Corporate Governance Guidelines. Each committee's charter is available at investor.gm.com/governanceandsustainability.

Delegation and Access to Outside Advisors

Each committee may delegate its authority to members of management and also form and delegate authority to subcommittees consisting of one or more members when it deems it appropriate. The Board and each committee can also select and retain the services of outside advisors at the Company's expense.

Committee Overview

Audit



Thomas M. Schoewe
Chair

Committee Members:
Wesley G. Bush^
Joanne C. Crevoiserat
Linda R. Gooden*
Alfred F. Kelly, Jr.
Thomas M. Schoewe*
Mark A. Tatum
Jan E. Tighe

Meetings held in 2024:
9

Key Responsibilities

- Monitors the effectiveness of GM's financial reporting processes and systems, as well as disclosure and internal controls;
- Selects and engages GM's external auditors and reviews and evaluates the audit process;
- Reviews and evaluates the scope and performance of the internal audit function;
- Facilitates ongoing communications about GM's financial position and affairs among the Board and the external auditors, GM's financial and senior management, and GM's internal audit staff; and
- Reviews GM's policies and procedures regarding ethics and compliance, including the office of the Chief Compliance Officer.

Recent Activities and Key Focus Areas

- Evaluated the Company's Non-Generally Accepted Accounting Principles (non-GAAP) policy and reviewed the criteria for the determination of special items and the Company's use of non-GAAP measures to assess performance.
- Conducted a strategic review of the Company's Global Business Services function that has delivered significant savings through streamlining financial and accounting processes.
- Reviewed the Company's earnings releases and quarterly and annual reports, including financial statements on Forms 10-Q and 10-K prior to filing with the SEC.
- Reviewed the findings of the ethics, compliance, and internal audit service programs and approved staffing levels and budgets.

Executive Compensation



Wesley G. Bush
Chair

Committee Members:
Wesley G. Bush
Joseph Jimenez
Patricia F. Russo
Devin Wenig^

Meetings held in 2024:
4

Key Responsibilities

- Reviews the Company's executive compensation policies, practices, and programs;
- Reviews and approves corporate goals and objectives for compensation, evaluates performance (along with the full Board), and determines compensation levels for the CEO;
- Reviews and approves compensation of NEOs, executive officers, and other senior leaders under its purview; and
- Reviews compensation policies and practices so that the plans do not encourage unnecessary or excessive risk-taking.

Recent Activities and Key Focus Areas

- Conducted extensive shareholder outreach to seek feedback on the Company's executive compensation plans. For more information on the Board's response to shareholder feedback, please see pages 47-49.
- Continued to evolve the Company's incentive compensation plans to further align incentives to the Company's strategic pillars.
- Conducted an assessment of the Company's compensation programs to ensure that the company can attract talent to drive the transformation.

^ New Committee Chair following 2025 Annual Meeting of Shareholders

* Not standing for re-election in 2025

Finance



Joseph Jimenez
Chair

Committee Members:
Wesley G. Bush
Joanne C. Crevoiserat
Joseph Jimenez
Judith A. Miscik
Patricia F. Russo
Thomas M. Schoewe*

Meetings held in 2024:
4

Key Responsibilities

- Reviews financial policies, strategies, and capital structure;
- Reviews the Company's cash management policies and proposed capital allocation plans, capital expenditures, dividend actions, stock repurchase programs, issuances of debt or equity securities, and credit facility and other borrowings;
- Reviews any significant financial exposures and risks, including foreign exchange, interest rate, and commodities exposures, and the use of derivatives to hedge those exposures; and
- Reviews any strategic investments and similar transactions, including acquisitions, divestitures and partnerships, and similar collaborations.

Recent Activities and Key Focus Areas

- Reviewed the Company's capital allocation framework and recommended the Board increase the share repurchase program by $6 billion in Q2 2024 and monitored the quarterly dividend.
- Regularly reviewed the financial performance of the Company's vehicle portfolio and recommended the Board approve certain vehicle programs, while also monitoring momentum on EV sales and franchise profitability.
- Continued to support the Company's battery raw material strategy by reviewing strategic transactions that diversified the supply chain and enhanced resiliency.
- Oversaw the Company's long-term plan to deliver sustainable earnings amongst EV adoption and regulatory uncertainty and restructuring efforts in China.

* Not standing for re-election in 2025

Governance and Corporate Responsibility



Patricia F. Russo
Chair

Committee Members:
Joanne C. Crevoiserat
Jonathan McNeill
Patricia F. Russo
Mark A. Tatum

Meetings held in 2024:
4

Key Responsibilities

- Reviews the Company's governance framework;
- Monitors Company policies and strategies related to corporate responsibility, sustainability, and political contributions and lobbying activities;
- Reviews the appropriate composition of the Board and recommends director nominees;
- Monitors the self-evaluation process of the Board and committees;
- Recommends compensation of non-employee directors to the Board; and
- Reviews and approves related party transactions and any potential conflicts of interest.

Recent Activities and Key Focus Areas

- Oversaw the Board's five-year succession roadmap to ensure the successful transition of institutional knowledge that led to the election of Alfred F. Kelly, Jr. and key Committee leadership refreshments.
- Recommended and oversaw the implementation of best practice corporate governance initiatives, including updating the Bylaws and advising shareholders to approve the Amended and Restated Certificate of Incorporation.
- Received regular updates on various aspects of the Company's public policy advocacy workstreams and spend.
- Continued oversight of the Company's sustainability strategy.
- Oversaw the shareholder engagement program, which facilitated important feedback to the Board regarding sustainability, governance, and executive compensation issues.

Risk and Cybersecurity



Judith A. Miscik
Chair

Committee Members:
Linda Gooden*
Joseph Jimenez
Alfred Kelly, Jr.
Jonathan McNeill
Judith A. Miscik
Thomas M. Schoewe*
Jan E. Tighe

Meetings held in 2024:
3

Key Responsibilities

- Reviews the Company's key strategic, enterprise, and cybersecurity and privacy risks;
- Reviews the Company's risk management framework and management's implementation of risk policies, procedures, and governance to assess their effectiveness;
- Reviews management's evaluation of strategic and operating risks, including risk concentrations, product safety, quarterly information security reports, mitigating measures, and the types and levels of risk that are acceptable in the pursuit and protection of shareholder value; and
- Reviews the Company's risk culture, including the integration of risk management into the Company's behaviors, decision-making, and processes.

Recent Activities and Key Focus Areas

- Conducted reviews of key enterprise risks, including cybersecurity and supply chain resiliency, with a particular focus on monitoring emerging risks to identify areas for further attention in 2025.
- Approved the Company's 2025 cybersecurity budget and engaged in a cybersecurity simulation exercise with external representatives from the Federal Bureau of Investigations ("FBI").
- Assessed emerging public policy and geopolitical risks, and reviewed management's mitigating actions to enhance software quality across the product portfolio.
- Regularly reviewed the Company's cybersecurity maturity scorecard and received regular briefings from management on the cyber threat landscape.

Executive



Mary T. Barra
Chair

Committee Members:
Mary T. Barra
Wesley G. Bush
Joseph Jimenez
Judith A. Miscik
Patricia F. Russo
Thomas M. Schoewe*

Meetings held in 2024:
0

Key Responsibilities

- Composed of the Board Chair and CEO, the Independent Lead Director, and the chairs of all other standing committees;
- Chaired by Ms. Barra and acts on certain limited matters for the full Board in intervals between meetings of the Board; and
- Meets as necessary, and all actions by the Executive Committee are reported and ratified at the next succeeding Board meeting.

* Not standing for re-election in 2025

The Board's Role and Responsibilities

Oversight of Strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of its corporate strategy. At least annually, management reviews the overall corporate strategy and key strategic risks with the Board. Throughout the year, the Board monitors progress against the strategic plan to ensure alignment with long-term objectives.

Board and Committee Oversight of Risk

Board of Directors
- The Board has overall responsibility for risk oversight and focuses on the most significant risks facing the Company.
- The Board discharges its risk oversight responsibilities, in part, through delegation to its committees.
- The Board delegates oversight for certain risks to each committee based on the risk categories relevant to the subject matter of the committee.

Audit Committee	• Oversees risks related to (i) financial reporting, internal disclosure controls, and auditing matters; and (ii) legal, regulatory, and compliance programs.
Executive Compensation Committee	• Oversees risks related to executive and employee compensation plans, including through the design of compensation plans that promote prudent risk management and do not encourage excessive risk taking.
Finance Committee	• Oversees risks related to (i) significant financial exposures and contingent liabilities of the Company; (ii) regulatory compliance of employee-defined benefit plans; and (iii) M&A activity and impacts from changes to the Company's shareholder base.
Governance and Corporate Responsibility Committee	• Oversees risks related to (i) public policy and political activities; (ii) director independence and related party transactions; (iii) the sustainability of our operations and products; and (iv) sustainability disclosures in consultation with the Audit Committee.
Risk and Cybersecurity Committee	• Oversees risks related to the Company's key strategic, enterprise, and cybersecurity risks, including artificial intelligence, climate change, workplace and product safety, and privacy; • Coordinates with the chairs of the other committees to support them in managing the relationship between risk management policies and practices and their respective oversight responsibilities; and • Assists the Board by monitoring the overall effectiveness of the Company's risk management framework and processes.



Senior Leadership Team

The Company's risk governance is facilitated through a top-down and bottom-up structure, with the tone established at the top by Ms. Barra, our Board Chair and CEO, and other members of management, specifically the Senior Leadership Team.



Risk Advisory Council

An executive-level body with delegates from each business unit to discuss and monitor the most significant enterprise and emerging risks in a cross-functional setting. They are tasked with championing risk management practices and integrating them into their functional or regional business units.



Risk Management Team

GM's Strategic Risk Management team executes a dynamic risk assessment process throughout the year and provides regular updates on enterprise and emerging risks to our Senior Leadership Team and the Risk and Cybersecurity Committee. The Committee also receives detailed management updates on critical risks throughout the year.

Enterprise Risk Management

The selected areas of risk oversight highlighted below were identified by the Risk and Cybersecurity Committee as focus areas in 2025. These topics are continuously reviewed to ensure effective oversight of emerging and inherent risks.

Selected Areas of Risk Oversight

Workforce Strategy	The Board along with the Compensation Committee oversees matters related to the Company's workforce strategy, including attraction of critical skill sets, incentive compensation structure, enhancements to organizational design, and labor relations.
Core Operations	The Board directly oversees matters related to the Company's core operations, including workplace safety, sustainability initiatives, asset and plant management, and GM's overall reputation.
Product Execution	GM's full Board directly oversees product strategy and execution and receives regular updates on product safety, software and services, and U.S. regulations related to product development. In addition, the Board directly engages with the Company's brand leads to discuss and review product updates.
Market and Competition	The Board reviews and discusses updates on global market competition with members of the Senior Leadership Team. These reports include updates on industry partnerships, infrastructure and adoption rates of electric vehicles, and analyses of competitive landscapes.
New Ventures and Innovation	The Finance Committee, along with the Board, regularly reviews and discusses with the Senior Leadership Team GM's diverse product portfolio, including the Company's strategies for future retail models, new ventures, and innovation, ensuring alignment with long-term business objectives.
Financial	The Audit and Finance Committees review and discuss with management financial reporting from the Chief Financial Officer, Compliance, and Internal Audit, as well as GM's external independent auditor. These reports include updates on significant financial developments, financial policy, and cost discipline measures.
Regulatory	Each of the Committees has direct oversight of specific legal and regulatory risks related to GM's business. The Company's full Board also receives regular updates on legal and regulatory developments, including updates on legislative developments, government investigations, litigation, and other legal proceedings.
Geopolitical	The Senior Leadership Team addresses geopolitical risks, including conflicts and shifting trade policies, by managing relationships with customers, employees, business partners, and stakeholders across our supply chain. The Board oversees these efforts and receives regular updates regarding ongoing implementation and reporting on significant issues and progress.

Cybersecurity Risk Oversight

In addition to the selected areas above, the Board has assigned its Risk and Cybersecurity Committee with the specific responsibility for overseeing cybersecurity threats. Material risks from cybersecurity threats are managed across GM, GM Financial, Cruise, service providers such as data processors, third-party suppliers, dealers and vendors, and monitoring such risks and threats is integrated into the Company's overall risk management program, described above. The Company's cybersecurity organization is led by the Company's Chief Information Security Officer ("CISO"), who is responsible for assessing and managing material risks from cybersecurity threats and reports to the Risk and Cybersecurity Committee. GM also has a Cybersecurity Management Board that brings together representatives from senior management across the Company's Software and Services, Product Development, Information Technology, Manufacturing, Finance, Communications, Human Resources, and Legal and Public Policy organizations to provide guidance and monitor overall company cybersecurity risk.

The Company's cybersecurity maturity scorecard, cybersecurity threats, and certain incident information are reviewed by the CISO, the Cybersecurity Management Board, and the Risk and Cybersecurity Committee during standing meetings, as well as in special sessions, when appropriate. During the reviews, various topics are discussed, which may include:



implementation and maturity of the cybersecurity program, risk management framework, including cybersecurity risk policies, procedures, and governance



cybersecurity and privacy risk, including potential impact to our employees, customers, supply chain, joint ventures, and other stakeholders



intelligence briefings on notable cyber events



cybersecurity budget and resource allocation, including industry benchmarking and economic modeling of various potential cybersecurity events

Cybersecurity Spotlight

In September 2024 members of the Board and Senior Leadership Team participated in a cyber crisis simulation with outside counsel, third-party technical support, and the FBI to work through a hypothetical supply chain ransomware attack. Key findings from the simulation led to continued improvement action items, which are being monitored by the Risk and Cybersecurity Committee.

CEO Succession Planning

Our Independent Lead Director oversees the CEO succession planning process, which includes the Board's discussion of CEO succession planning at least annually. During this review, our CEO provides the Board with recommendations for, and evaluations of, potential CEO successors and discusses developmental plans for these successors. Directors engage with CEO candidates and senior management talent at Board and committee meetings and other forums to enable directors to personally assess candidates. The Board reviews management succession planning in the ordinary course of business as well as contingency planning in the event of an emergency or unanticipated event.

Focus on Next-Generation Talent

Throughout 2024, the Board met with Company executives during meetings and other events, demonstrating the ongoing integration of talent management into board oversight. These interactions are designed to expose the Board to the next generation of leaders. For instance, the Board had dinner with new software hires in June 2024 and high performers in Detroit in December 2024.

Annual Evaluation of CEO

Each year, the Board reviews the CEO's performance against her annual strategic goals. The non-management directors, meeting separately in executive session, annually conduct a formal evaluation of the CEO, and the results are communicated to the CEO by the Independent Lead Director and Compensation Committee Chair. The evaluation is based on both objective and subjective criteria, including, but not limited to, the Company's financial performance, accomplishment of ongoing initiatives in furtherance of the Company's long-term strategic objectives, and development of the Company's senior management talent. The results of the evaluation are considered by the Compensation Committee in determining the compensation of the CEO as further described in the "Compensation Discussion and Analysis" section beginning on page 45.

Board Processes and Insights

Board and Committee Meetings and Attendance

In 2024, the Board conducted eleven meetings and held regular informational sessions between formal meetings. In addition, the Board's committees held a combined 24 meetings throughout the year. The average director attendance at Board and committee meetings was 98 percent. Each director standing for re-election attended at least 94 percent of the total meetings of the Board and the respective committees on which they served in 2024.

Directors are encouraged to attend our annual meetings of shareholders. All directors that stood for election in 2024 attended the 2024 annual meeting.

Executive Sessions

Independent directors have an opportunity to meet in executive session without management present as part of each regularly scheduled Board and committee meeting. Executive sessions are chaired by our Independent Lead Director or the respective committee chair.

During executive sessions of the Board, the independent directors may review CEO performance, compensation, and succession planning; strategy; key enterprise risks; future Board agendas and the flow of information to directors; corporate governance matters; and any other matters of importance to the Company raised during a meeting or otherwise presented by the independent directors.

The non-management directors, all of whom are independent, met in executive session of the Board 10 times in 2024, in addition to numerous executive sessions of the committees.

Director Orientation and Continuing Education

All new directors complete the Company's director orientation program within the first year of their election. The orientation enables new directors to become familiar with the Company's business and strategic plans, significant financial matters, core values and behaviors, compliance programs, corporate governance practices, and other key policies and practices. As part of the orientation, they meet individually with the Board Chair and CEO, President, and other key members of the Senior Leadership Team. They also attend a meeting of each Board committee at least once before being assigned to committees by the Board.

Continuing education opportunities are also provided to keep directors updated with information about the Company and its strategy, operations, products, and other matters relevant to Board service. Board members are also encouraged to visit GM facilities and dealers and attend auto shows and other key corporate and industry events to enhance their understanding of the Company and its competitors. In addition, all directors are encouraged to attend, at our expense, director continuing education programs sponsored by governance organizations and other institutions.

Hands-On Director Education Opportunities

- In 2024, the GM Milford Proving Grounds celebrated its 100th anniversary as the world's first dedicated automotive testing facility. Today, it remains one of the largest testing grounds globally. Every GM vehicle platform, from around the world, undergoes testing at this facility at some point during its lifecycle. In August 2024, the Board had the opportunity to experience learning demonstrations at the Milford Proving Grounds. These demonstrations showcased aspects of GM's evolving vehicle portfolio and provided insights into international competitor strategies through hands-on experiences.

- The Board actively seeks feedback from every aspect of the business to effectively drive strategy. In October 2024, they met with members of the diverse GM dealer partnership from various dealer councils, including the National Dealer Council, Dealer Executive Board, and the Women's Dealer and Minority Dealer Advisory Councils. These groups provided direct feedback to the Board, helping to understand consumer sentiment and market concerns and ensure the Board stays attuned to the evolving market dynamics and industry conditions.

Board and Committee Evaluations

The Board's evaluation process is based on extensive benchmarking, engagement with shareholders, and internal discussion.

1

Review of Evaluation Forms

The Governance Committee annually reviews the form and process for Board and committee self-evaluations.

2

Self-Evaluation

In 2024, the self-evaluation process for the Board and its committees included:

- committee evaluations led by each committee chair;
- interviews between the Board Chair and CEO and each director; and
- an executive session of the Board to review the feedback received by the Board Chair and CEO.

3

Gathering Feedback

The Independent Lead Director met in executive session after each Board meeting without the Board Chair and CEO to gather feedback from the other non-employee directors.

The Board believes this process provides ample opportunity to provide feedback on Board, committee, and individual director performance. The Board is committed to implementing feedback from its self-evaluations. Recent examples of changes to practices include evolving the composition of the Board, conducting extensive reviews of the Company's marketing, software and digital strategies, focusing on supply chain sustainability and battery raw material costs, and prioritizing Board meetings outside Company headquarters to increase interaction with employees and experience the Company's transformation efforts.

Corporate Governance Guidelines

Our Corporate Governance Guidelines form a transparent framework for the effective governance of the Company. The Corporate Governance Guidelines address matters such as the respective roles and responsibilities of the Board and management, the Board's leadership structure, the responsibilities of the Independent Lead Director, director independence, Board membership criteria, Board committees, and Board and CEO evaluations. The Governance Committee annually reviews the Corporate Governance Guidelines and periodically recommends to the Board the adoption of amendments in response to changing regulations, evolving best practices, and shareholder concerns. No changes were made to our Corporate Governance Guidelines as a result of this review in 2024.

Oversight of Other Stewardship Topics

Code of Conduct: "Winning with Integrity"

The Board is committed to the highest legal and ethical standards in fulfilling its responsibilities. We have adopted a code of business conduct and ethics, "Winning with Integrity," that applies to everyone in our Company, at every level, including employees, executives, Board members and, as applicable, subsidiaries that GM controls. This Code of Conduct forms the foundation for compliance with corporate policies and procedures and creates a Company-wide focus on uncompromising integrity in every aspect of our operations. In 2025, Ethisphere recognized GM for the sixth consecutive year as one of the World's Most Ethical Companies. This award highlights how "Winning with Integrity" embodies our expectations on a number of topics, including workplace and vehicle safety; conflicts of interest; protection of confidential information; insider trading; competition and fair dealing; human rights; community involvement and corporate citizenship; political activities and lobbying; preservation and use of Company assets; and compliance with laws and regulations. The Code of Conduct is available at investor.gm.com/governanceandsustainability.

> **In 2024, the Board and its Committees met with the Chief Compliance Officer four times and also received in-person annual compliance training.**

Human Capital

The Board strives to create a Workplace of Choice to attract, retain, motivate and develop top talent by adhering to a responsible employer philosophy, which includes, among other things, commitments to create job opportunities, pay workers fairly, ensure safety and well-being, and foster an inclusive work environment in which all employees can perform at their best. You can view more information on this topic in our Sustainability Report on our website at investor.gm.com/governanceandsustainability.

> **In 2024, the Board and its Committees discussed human capital management issues at every meeting, including topics such as culture and charitable giving priorities.**

Political Contributions and Lobbying Expenditures

The Board believes it is important for the Company to participate in the legislative, regulatory, and political processes to help shape public policy that supports our industry, reflects our values and principles, and advances our vision for the future of mobility. To guide our activities and ensure compliance with applicable laws and regulations, the Board has adopted a Company Policy on Corporate Political Contributions and Expenditures. Since 2022, the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, which benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies, has recognized the quality of our disclosure and ranked GM a "trendsetter" among the First Tier of S&P 500 companies. You can view our U.S. Political Engagement Overview, Priorities, and Trade Association Disclosures on our website at investor.gm.com/governanceandsustainability.

> **In 2024, the Board reviewed public policy priorities at every meeting, in addition to delegating annual oversight of political contributions and lobbying to its Governance Committee.**

Sustainability Alignment

The Board has encouraged management to integrate sustainability principles into its daily operations to align the Company's sustainability journey with the strategic pillars. We center efforts around purposeful actions where we believe we can have the biggest impact. You can view more information regarding our Sustainability strategy in the Sustainability Report on our website at investor.gm.com/governanceandsustainability.

> **In 2024, the Board and its Committees reviewed a variety of sustainability related topics, including supply chain resiliency, battery strategy, and GHG emissions.**

Nothing on our website, including the aforementioned reports or documents, or sections thereof, shall be deemed incorporated by reference into this Proxy Statement.

Related Party Transactions and Potential Conflicts of Interest

Our Code of Conduct requires all of our employees and directors to avoid any activity that is in conflict with our business interests. In addition, the Board has adopted a Related Party Transactions Policy regarding the review and approval of related party transactions. Under the Related Party Transactions Policy, which is administered by our Governance Committee, directors and executive officers must report any potential related party transactions on an annual basis (including transactions involving immediate family members) to the Executive Vice President, Chief Legal, Public Policy Officer and Corporate Secretary to determine whether the transaction constitutes a related party transaction. If any member of the Governance Committee has a potential interest in any related party transaction, such member is recused and will abstain from voting on the approval of the related party transaction.

For purposes of our Related Party Transactions Policy, a related party transaction includes transactions in which our Company (or a subsidiary) is a participant, the amount involved exceeds $120,000, and the related party has or will have a direct or indirect material interest. Related parties of our Company consist of directors (including nominees for election as directors), executive officers, shareholders beneficially owning more than 5 percent of the Company's voting securities, and the immediate family members of these individuals. Once a potential related party transaction has been identified, the Governance Committee reviews all of the relevant facts and circumstances and approves or disapproves entry into the transaction. As required under SEC rules, we disclose all related party transactions annually in our proxy statement. When a transaction is ongoing, the transactions are reviewed annually for reasonableness and fairness to the Company.

Factors Used in Assessing Related Party Transactions

- Whether the terms of the related party transaction are fair to the Company and on the same basis as if the transaction had occurred on an arm's-length basis;
- Whether there are any compelling business reasons for the Company to enter into the related party transaction and the nature of alternative transactions, if any;
- Whether grants or contributions made by the Company under one of its grant programs are in accordance with the Company's corporate contribution guidelines;

- Whether the related party transaction would impair the independence of an otherwise independent director; and
- Whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the specific facts and circumstances of such transaction.

Related Party Transactions

In 2024, three holders of 5 percent or more of the Company's common stock (BlackRock, Inc., State Street, and The Vanguard Group) provided investment management services to Company-sponsored pension plans. In 2022, GM entered into a real estate contract for design studio space in the United Kingdom that is owned by a subsidiary of BlackRock. The contract value is under $5 million for the duration of the ten-year lease. In addition, in 2024, the Company approved the acquisition the minority equity interests in GM Cruise Holdings LLC, the Company's wholly owned subsidiary, which included those held by BlackRock.

The SEC has identified employment of immediate family members of directors and executive officers as per-se related party transactions and subject to disclosure if the $120,000 threshold is met. In 2024, the following immediate family members of executive officers were employed by General Motors or its subsidiaries and had total compensation in excess of $120,000: the daughter of Mark L. Reuss, our President, is employed by GM in the Marketing organization; and the son of Craig B. Glidden, our former Strategic Advisor and former Executive Vice President, was employed by Cruise LLC, the Company's wholly owned subsidiary. The compensation of these individuals was comparable to other employees at a similar level.

NEOs may be eligible to reimburse personal travel expenses pursuant to time-sharing agreements that the Company may enter into from time to time, subject to Federal Aviation Administration regulations. In 2024, pursuant to such an agreement, Mr. Reuss reimbursed the Company $160,000 for his personal use of corporate aircraft, including certain taxes. For additional information about NEOs personal use of corporate aircraft, see page 60 under "Perquisites and Other Compensation" of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

Ms. Russo and Messrs. Bush, Jimenez, and Wenig serve on the Compensation Committee. As of the date of this Proxy Statement, no member of the Compensation Committee was or is a GM officer or employee, and no executive officer of the Company served or serves on a compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board.

Insider Trading Oversight

As part of our commitment to sound corporate governance policies and practices, we have adopted our Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, and designated contractors, as well as by the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024.

Non-Employee Director Compensation

Our non-employee directors receive cash compensation as well as equity compensation in the form of GM Deferred Share Units ("DSUs") for their Board service under the Company's Director Compensation Plan. Compensation for our non-employee directors is set annually by the Board at the recommendation of the Governance Committee.

Guiding Principles

- Fairly compensate directors for their responsibilities and time commitments.
- Attract and retain highly qualified directors by offering a compensation program consistent with those at companies of similar size, scope, and complexity.
- Align the interests of directors with our shareholders by providing a significant portion of compensation in equity and requiring directors to continue to own our common stock (or common stock equivalents) throughout their tenure on the Board.
- Provide compensation that is simple and transparent to shareholders.

Annual Review Process

The Governance Committee annually assesses the form and amount of non-employee director compensation and recommends changes, if appropriate, to the Board. As part of its annual review in 2024, the Governance Committee benchmarked the current compensation structure against the executive compensation peer group described in the "Peer Group for Compensation Benchmarking" section of this Proxy Statement. Based on this review, the Governance Committee recommended, and the Board approved, maintaining the current level of compensation and stock ownership requirements for 2025.

Non-employee director compensation for 2024 is set forth in detail below. The Board believes this structure aligns the non-employee director compensation program with shareholder interests through greater stock ownership.

Annual Compensation

The 2024 and 2025 compensation for non-employee directors is described in the table below. The Independent Lead Director and committee chairs receive additional compensation due to the increased workload and additional responsibilities associated with these positions. In particular, Ms. Russo's compensation as Independent Lead Director reflects the additional time commitment for this role, which includes, among other responsibilities, attending all committee meetings and attending meetings with the Company's CEO. For additional information about the roles and responsibilities of our Independent Lead Director, see "The Role of the Independent Lead Director" on page 21.

Compensation Element	2024 Structure ($)	2025 Structure ($)
Board Retainer	325,000	325,000
Independent Lead Director Fee	100,000	100,000
Audit Committee Chair Fee	35,000	35,000
All Other Committee Chair Fees (excluding the Executive Committee)	25,000	25,000

Non-employee directors are required to defer at least 60 percent of their annual Board retainer into DSUs under the Director Compensation Plan. Directors may elect to defer their remaining Board retainer or amounts payable (if any) for serving as a committee chair or Independent Lead Director into additional DSUs. The fees for a director who joins or leaves the Board or assumes additional responsibilities during the year are prorated for the director's period of service.

How Deferred Share Units Work

Each DSU is equal in value to one share of GM common stock and is fully vested upon grant but does not have voting rights. DSUs will not be available for disposition until after the director leaves the Board. After leaving the Board, the director will receive a cash payment or payments based on the number of DSUs in the director's account valued at the average daily closing market price for the quarter immediately preceding payment. Directors will be paid in a lump sum or in annual installments for up to five years, based on their deferral elections. All DSUs granted are rounded up to the nearest whole unit. Any portion of the retainer that is deferred into DSUs may also earn dividend equivalents, which are credited at the end of each calendar year to each director's account in the form of additional DSUs. DSUs granted are determined as follows:

Amount of compensation required or elected to be deferred each calendar year under the Director Compensation Plan		Amount of dividend equivalents earned during the calendar year		Average daily closing market price of our common stock for the applicable calendar year		DSUs Granted

Director Stock Ownership and Holding Requirements

- Each non-employee director is required to own our common stock or DSUs with a market value of at least $650,000 and has up to five years from the date they are first elected to the Board to meet this ownership requirement.

- Non-employee directors are prohibited from selling any GM securities or derivatives of GM securities, such as DSUs, while they are members of the Board.

- Ownership guidelines are reviewed each year to confirm they continue to be effective in aligning the interests of the Board and our shareholders.

All of our non-employee directors are in compliance with our stock retention requirements.

Other Compensation

We provide certain additional benefits to non-employee directors.

Type	Purpose
Company Vehicles	We provide directors with the use of Company vehicles and electric vehicle charging stations to provide feedback on our products as well as enhance the public image of our vehicles. Retired directors also receive the use of a Company vehicle for a period of time. Participants are charged with imputed income based on the lease value of the vehicles and are responsible for associated taxes.
Personal Accident Insurance[1]	We provide personal accident insurance coverage in the event of accidental death or dismemberment. Directors are responsible for associated taxes on the imputed income from the coverage.

[1] Ms. Barra, our sole employee director, does not receive additional compensation for her Board service other than the personal accident insurance benefit described above, the value of which is reported for Ms. Barra in the Summary Compensation Table on page 68.

Non-employee directors are not eligible to participate in any of the savings or retirement programs available to our employees. Other than as described in this section, there are no separate benefit plans for directors.

2024 Non-Employee Director Compensation Table

The table below shows the compensation that each non-employee director received for their 2024 Board and committee service.

Director	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Aneel Bhusri[4]	55,900	83,900	17,407	157,207
Wesley G. Bush	185,000	195,021	33,032	413,053
Joanne C. Crevoiserat	130,000	195,021	30,861	355,882
Linda R. Gooden	155,000	195,021	24,157	374,178
Joseph Jimenez	155,000	195,021	41,261	391,282
Alfred F. Kelly, Jr.[5]	42,900	64,350	9,244	116,494
Jonathan McNeill	160,000	195,021	14,344	369,365
Judith A. Miscik	130,000	195,021	23,490	348,511
Patricia F. Russo	255,000	195,021	12,490	462,511
Thomas M. Schoewe	165,000	195,021	38,490	398,511
Mark A. Tatum	130,000	195,021	45,740	370,761
Jan E. Tighe	130,000	195,021	23,323	348,344
Devin N. Wenig	160,000	195,021	34,573	389,594

[1] As described above, a director may elect to defer all or a portion of their annual cash retainer into DSUs. This column reflects director compensation eligible to be paid in cash, which consists of 40% percent (for 2024) of the annual Board retainer and any applicable fees for committee chairs, the Independent Lead Director, and in the case of Mr. Bush, Mr. McNeil, and Mr. Wenig, for service on the GM Cruise Holdings LLC board of directors. Each of the following directors elected to receive DSUs in lieu of such amounts eligible to be paid in cash in the following amounts: Mr. Bhusri — $55,900; Mr. Bush — $185,000; Ms. Crevoiserat — $130,000; Mr. Jimenez — $155,000; Mr. Kelly — $42,900; Mr. McNeill — $160,000; Ms. Russo — $255,000; Ms. Tighe — $130,000; and Mr. Wenig — $160,000.

[2] Reflects aggregate grant date fair value of DSUs granted in 2024, which does not include any cash fees that directors voluntarily elected to receive as DSUs. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GM common stock on December 31, 2024, which was $53.27. The holders of DSUs may also receive dividend equivalents, which are reinvested in additional DSUs based on the market price of the common stock on the date the dividends are paid.

[3] The amounts included in the All Other Compensation column are described in the table below.

Director	Company Vehicle Program[a] ($)	Other[b] ($)	Total ($)
Aneel Bhusri[4]	17,287	120	17,407
Wesley G. Bush	32,792	240	33,032
Joanne C. Crevoiserat	30,621	240	30,861
Linda R. Gooden	23,917	240	24,157
Joseph Jimenez	41,021	240	41,261
Alfred F. Kelly, Jr.[5]	9,184	60	9,244
Jonathan McNeill	14,104	240	14,344
Judith A. Miscik	23,250	240	23,490
Patricia F. Russo	12,250	240	12,490
Thomas M. Schoewe	38,250	240	38,490
Mark A. Tatum	45,500	240	45,740
Jan E. Tighe	23,083	240	23,323
Devin N. Wenig	34,333	240	34,573

[a] The Company Vehicle Program includes the estimated annual lease value of the Company vehicles driven by directors and if applicable installation cost for an EV charger. For Company vehicles, we include the annual lease value which is more reflective of the value of the Company vehicle perquisite than the Company's incremental costs. Taxes related to imputed income are the responsibility of the director.

[b] Reflects the cost of premiums for providing personal accident insurance (annual premium cost of $240 per person is prorated, as applicable, for the period of service).

[4] Mr. Bhusri retired from the Board on June 4, 2024.

[5] Mr. Kelly joined the Board on September 3, 2024.

Audit Matters

Proposal to Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2025

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accounting firm retained to audit the Company's consolidated financial statements and internal control over financial reporting. The Audit Committee also oversees the rotation of the independent registered public accounting firm's lead audit partner and is involved in the selection and approval of the lead audit partner. The lead audit partner rotates every five years in accordance with regulatory requirements. The Audit Committee evaluates the selection of the Company's independent auditors each year and determines whether to re-engage the current independent auditors or consider other firms. Following this process, the Audit Committee made the determination to re-engage Ernst & Young LLP ("EY") as the Company's independent auditors for the fiscal year ending December 31, 2025.

Criteria for Re-Engaging EY. EY has served as the Company's independent registered public accounting firm since 2017 when the Audit Committee selected the firm as part of a competitive and comprehensive request for proposal process. Through this process, the Audit Committee evaluated firms based on several key factors, including audit quality; the benefits of tenure versus fresh perspective; cultural fit and business acumen; innovation and technology; auditor independence; and the appropriateness of fees relative to both efficiency and audit quality. These critical factors continue to drive the Audit Committee's priorities with respect to the selection and retention of the Company's independent auditors. Based on its annual review, the Audit Committee believes that the continued retention of EY as our independent auditors is in the best interests of our shareholders.

Shareholder Ratification of Our Selection of EY. As a matter of good corporate governance, the Board submits the selection of the independent auditors to our shareholders for ratification. If shareholders do not ratify the selection of EY, the Audit Committee will reconsider whether to engage EY, but may ultimately determine to engage EY or another audit firm without resubmitting the matter to shareholders. Even if the shareholders ratify the selection of EY, the Audit Committee may, in its sole discretion, terminate the engagement of EY and direct the appointment of another independent registered public accounting firm at any time during the year, although it has no current intention to do so.

We Expect EY to Attend Our Annual Meeting. We expect that representatives of EY will be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

For additional information concerning the Audit Committee and its activities with EY, see the "Audit Committee Report" below.

 The Board recommends a vote **FOR** the proposal to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2025.

Audit Committee Report

The Audit Committee of the Board of Directors of General Motors Company is a standing committee composed of seven independent directors: Thomas M. Schoewe (Chair), Wesley G. Bush, Joanne C. Crevoiserat, Linda R. Gooden, Alfred F. Kelly, Jr., Mark A. Tatum, and Jan E. Tighe.

Reasons for Selection to the Audit Committee	Financial Literacy and Expertise
When selecting directors to serve on the Audit Committee, the Governance Committee and Board of Directors consider, among other factors: independence, financial literacy and expertise, and individual skills.	The Board has determined that all members of the Audit Committee meet heightened independence and qualification criteria and are financially literate in accordance with the NYSE Corporate Governance Standards and SEC rules, and that Messrs. Bush, Kelly, and Schoewe and Mses. Crevoiserat and Gooden are each qualified as an "audit committee financial expert" as defined by SEC rules.

Purpose

The Audit Committee's core purpose is to assist the Board by providing oversight of:

- The quality and integrity of GM's financial statements;
- The effectiveness of GM's financial reporting process and systems of disclosure controls and internal controls;
- The qualifications, performance, and independence of GM's external auditors and their audit process;
- The scope and performance of GM's internal audit function; and
- GM's policies and procedures regarding compliance, ethics, and legal risk, including the standards of business conduct as embodied in GM's code of conduct.

The Audit Committee operates under a written charter adopted by the Audit Committee and approved by the Board of Directors, which may be found on our website at investor.gm.com/governanceandsustainability. The Audit Committee's charter is reviewed at least once annually and is updated as necessary to address changes in regulatory requirements, authoritative guidance, evolving best practices, and shareholder feedback.

Management is responsible for the Company's internal control over financial reporting and the financial reporting process and has delivered its opinion on the effectiveness of the Company's controls. EY, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and opining on the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing its reports thereon. As provided in its charter, the Audit Committee's responsibilities include monitoring and overseeing these processes.

Required Disclosures

In 2024, the Audit Committee met nine times and fulfilled all of its core charter obligations. Consistent with its charter responsibilities, the Audit Committee met and held discussions with management and EY regarding the Company's audited financial statements and internal controls for the year ended December 31, 2024. In this context, management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed and discussed the consolidated financial statements with management and EY and further discussed with EY the matters required to be discussed by the requirements of the PCAOB and the SEC. This review included a discussion with management and EY of the quality, not merely the acceptability, of GM's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in GM's financial statements, including the disclosures related to critical accounting estimates and critical audit matters. EY also provided to the Audit Committee the written communications as required by the applicable PCAOB standards concerning independence, and the Audit Committee discussed with EY the auditor's independence.

The Audit Committee also considered and determined that the non-audit services provided to GM by EY were permissible under the applicable independence rules. The Audit Committee concluded that EY was independent from the Company and management.

For additional information about GM's policies and procedures related to the approval of EY's audit and non-audit services, see "Policy for Approval of Audit and Permitted Non-Audit Services" on page 41.

Recommendation

Based upon the Audit Committee's discussions with management and EY as described in this report and the Audit Committee's review of the representations of management and the reports of EY to the Audit Committee, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on January 28, 2025.

Audit Committee

Thomas M. Schoewe (Chair)	Alfred F. Kelly, Jr.
Wesley G. Bush	Mark A. Tatum
Joanne C. Crevoiserat	Jan E. Tighe
Linda R. Gooden	

The preceding Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement or any portion hereof into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed thereunder.

Fees Paid to Independent Registered Public Accounting Firm

The following table summarizes the fees for professional services provided by EY for the annual audit of GM's consolidated financial statements and internal control over financial reporting as of and for the years ended December 31, 2024 and 2023, together with the fees billed for other services rendered by EY during these periods.

Type of Fees	2024 ($ in millions)	2023 ($ in millions)
Audit	25	23
Audit-Related	4	5
Tax	1	1
Subtotal	30	30
All Other Services	–	2
TOTAL	30	31

Amounts in the table above may not sum due to rounding

Audit Fees – Includes fees for the integrated audit of the Company's consolidated financial statements and internal control over financial reporting, including reviews of the interim financial statements contained in the Company's Quarterly Reports on Form 10-Q and audits of statutory financial statements.

Audit-Related Fees – Includes fees for assurance and related services that are traditionally performed by the independent registered public accounting firm. More specifically, these services include employee benefit plan audits, comfort letters in connection with financing transactions, financial due diligence, other attestation services, and consultations concerning financial accounting and reporting standards.

Tax Fees – Includes fees for tax compliance, tax planning, and tax advice. Tax compliance involves preparation of original and amended tax returns and claims for refunds. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions and employee benefit plans, and requests for rulings or technical advice from taxing authorities.

All Other Fees – Includes fees for services that are not contained in the above categories and consists of permissible advisory services.

Policy for Approval of Audit and Permitted Non-Audit Services

The services performed by EY in 2024 were pre-approved in accordance with the pre-approval policy and procedures established by the Audit Committee. This policy requires that, prior to the provision of services by the auditor, the Audit Committee will be presented, for consideration, with a description of the types of Audit-Related, Tax, and All Other Services expected to be performed by the auditor during the fiscal year, with amounts budgeted for each category. Subject to these pre-approved budgets, any requests for individual services falling within these categories for less than $1 million may be approved by management, while any such requests for $1 million or more not specifically contemplated and approved by the Audit Committee must be submitted to the Audit Committee Chair for pre-approval and must be reported to the full Audit Committee at its next regularly scheduled meeting. Management must report actual spending for each category to the full Audit Committee periodically throughout the year.

These services are actively monitored (both spending and work content) by the Audit Committee to maintain the appropriate objectivity and independence in EY's core work, which is the annual audit of the Company's consolidated financial statements and internal control over financial reporting. The Audit Committee determined that all services provided by EY in 2024 were permissible under applicable independence rules.

Executive Compensation

Proposal to Approve, on an Advisory Basis, Named Executive Officer Compensation

Executive compensation is an important matter for our shareholders. The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that we provide you with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC (sometimes referred to as "Say-on-Pay"). The Board has adopted a policy providing for an annual Say-on-Pay advisory vote.

The Compensation Committee has approved the compensation arrangements for our NEOs described in the Compensation Discussion and Analysis section beginning on page 45 and the accompanying executive compensation tables beginning on page 68. We urge you to read the Compensation Discussion and Analysis for a more complete understanding of our executive compensation plans, including our compensation principles, our objectives, and the 2024 compensation of our NEOs.

We are asking shareholders to vote in favor of the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, executive compensation tables, and the related narrative discussion, is hereby APPROVED.

Although the vote on this item is non-binding, the Board and the Compensation Committee value the opinions of our shareholders and will consider the outcome of the vote when making future compensation decisions for NEOs.

Each of the next Say-on-Pay vote and the next advisory vote on the frequency of future Say-on-Pay votes will occur at our 2026 annual meeting.

 The Board recommends a vote **FOR** the advisory proposal to approve named executive officer compensation.

Letter from the Compensation Committee

Dear Shareholders:

2024 was an outstanding year for General Motors – we delivered record financial performance driven by disciplined execution in our core ICE business while demonstrating that the strategic investments we made in EVs and our software capabilities are paying off. We also returned significant cash to shareholders and took decisive action on our AV strategy by refocusing our efforts on the path toward developing personal AVs. Investors have taken notice of our recent performance, driving our stock price up 50% in 2024, outperforming our peers. We believe that our compensation program played a significant role in supporting that outcome.

Last year, we shared several enhancements we made to the Company's 2024 executive compensation program. The changes were aimed at better aligning our metrics with our near- and long-term strategic priorities and strengthening the competitiveness of our program to attract and retain top-tier talent. We previewed those changes with many of our investors during multiple engagement cycles leading up to our 2024 Annual Meeting and received positive feedback.

While we've had a great year at General Motors, we'd like to echo something our Chair and CEO, Mary Barra, often reminds her team: "Don't mistake progress for winning." Your Compensation Committee recognizes there is more work to do and believes that our shareholders will benefit greatly from that work. We continue to be laser-focused on ensuring that the Company's executive compensation program remains closely aligned with the Company's strategic priorities and positions General Motors to continue its trajectory of long-term profitable growth.

Addressing Our 2024 Say-on-Pay Vote

We were disappointed with the results of our 2024 Say-on-Pay vote, which received the support of 58% of votes cast and was a departure from the strong support the program had previously received. As a result, following the 2024 Annual Meeting we believed it was important to continue our compensation-focused engagement efforts to understand investor perspectives and concerns and position the Compensation Committee to be responsive to the shareholder vote. The Chair of our Compensation Committee, Wes Bush, and our Independent Lead Director, Pat Russo, participated in additional meetings to hear directly from our shareholders.

Through this dialogue, we confirmed that shareholders support the program changes we previously disclosed, and we heard that concerns driving the 2024 Say-on-Pay vote outcome were largely related to shareholder desire for enhanced alignment of management compensation with shareholder outcomes and the Company's 2023 stock underperformance. These stock performance concerns began to turn around in 2024 as management's execution of its transformation strategy started to build investor confidence in our future. Following the feedback we heard on improving alignment, we have taken several actions, including raising the target payout for the relative TSR-based portion of our PSUs, which was previously at the median, to the 55th percentile beginning in 2025. We also received valuable feedback on how we can enhance our disclosures, particularly to provide transparency into our metric selection and target-setting process – we have a rigorous process described in the Compensation Discussion and Analysis ("CD&A") below.

During these shareholder discussions, we also shared our approach to setting rigorous targets in the compensation plans and using our discretion to respond to market trends. To that end, we received positive feedback for adjusting the EV-related goal in the STIP to focus on variable profit and avoid incentivizing a volume mindset, especially as forecasted demand slowed over the course of 2024. This deliberate decision mid-year to replace our EV volume target with an EV variable profit target was based on feedback from both our investors and the market and drove management to take decisive actions to achieve positive variable profit for our EVs in the fourth quarter.

We highly value the feedback we received throughout these engagement cycles, and we believe the refinements we made to our program, in combination with the enhanced disclosure provided in this CD&A, align with shareholder input and demonstrate the Committee and Board's commitment to being responsive to shareholders.

2024 Pay Outcomes Align with Strong Performance

GM's execution was strong across our strategic priorities in 2024, gaining retail market share across our ICE portfolio, while maintaining industry-leading pricing and incentive discipline. The Company also had its best year ever in EV sales, rising to the number two position in U.S. EV sales in the second half of 2024 with enhanced profitability. Across our performance metrics, GM achieved above-target EBIT-adjusted and AAFCF results, achieved positive Q4 variable profit on our EV

portfolio, launched software on-time and with quality, and refocused our AV strategy. Collectively, these results led to achievement of 147% of target Company performance in our STIP. We also delivered a strong total return to shareholders this year, and while we are excited about this progress, our three-year TSR performance was still below our target, leading to a payout of 80% on the PSU for the 2022-2024 LTIP cycle. For our CEO, these outcomes represent a payout of 95% of her total target compensation. We believe these outcomes demonstrate that our incentive plans are operating effectively to appropriately reward both annual and long-term performance, and we are pleased to see the strength of our execution translating into improved share price performance and value creation for shareholders over the past year.

These results are a clear reflection of the successful efforts of our extraordinary executive leadership team, led by Ms. Barra, to drive our strategic transformation forward and invest in the business to grow value for shareholders. We held Ms. Barra's target compensation flat in 2024 versus the prior year, and at the same level since 2022, reflecting our view that her compensation had been appropriately positioned during this time. For 2025, we conducted a thorough assessment of Ms. Barra's target pay opportunity and approved a modest increase of 7.7% to her long-term compensation opportunity, which is to be granted 75% in PSUs and 25% in RSUs, resulting in a modest increase of 5.8% in target total compensation. This increase is commensurate with our strategy to reward and motivate performance and to offer market-competitive compensation, and reflective of the fact that Ms. Barra's compensation was previously held flat for three consecutive years. We believe this adjustment, to be fully delivered in long-term equity, appropriately recognizes Ms. Barra's exceptional leadership achievements this past year while further strengthening the alignment of compensation with the long-term interests of our shareholders.

We value your ongoing feedback. We remain committed to aligning our executive compensation program with shareholders' interests, encouraging management to make decisions that result in long-term value creation, and attracting and retaining critical talent to advance our four key strategic pillars during this critical time of transformation.

Sincerely,

| **Wesley G. Bush**
Chair | **Joseph Jimenez** | **Patricia F. Russo** | **Devin N. Wenig** |

Compensation Discussion and Analysis

Our Named Executive Officers



Mary T. Barra
Chair and Chief Executive Officer



Paul A. Jacobson
Executive Vice President and Chief Financial Officer



Mark L. Reuss
President



Craig B. Glidden
Strategic Advisor and Former Executive Vice President



Rory V. Harvey
Executive Vice President and President, Global Markets



Michael Abbott
Advisor and Former Executive Vice President, Software

As described on page 66, Mr. Abbott resigned from the Company effective April 2, 2024. On June 24, 2024, the Board elected Mr. Glidden to the role of Executive Vice President and Strategic Advisor, which is a role he held through December 31, 2024; he retired from the Company effective March 31, 2025.

Table of Contents

Executive Summary

Our Company Performance

Consistently Delivering Strong Results



The General Motors team delivered another strong year. Our compelling portfolio of ICE vehicles and EVs continues to grow stronger. Our strong execution and capital discipline helped us achieve record financial results with strong margins, cash flow and a healthy balance sheet. Our shareholders and employees share in our success, and we're committed to continuing our momentum."

- **Mary T. Barra**, Chair and CEO

Optimizing our core business, satisfying customers and returning cash to shareholders

Creating An Even Stronger GM	**Building Vehicles Customers Love**
We set new records for EBIT-adjusted, adjusted automotive free cash flow and EPS diluted-adjusted. Total company revenue increased more than 9% year-over-year.	Our superb portfolio provided great new choices for customers. We led the industry in U.S. sales and became the #2 seller of EVs in the U.S. in the second half of 2024.
We separated from traditional industry peers by our market results, financial results and shareholder return. We returned $7.6B to shareholders, ending the year with the number of shares outstanding below 1B.	We grew our U.S. market share to its highest quarterly point since the fourth quarter of 2018, with incentives significantly lower than the industry average.[1]
We initiated restructuring actions with our joint venture partner in China to improve business results in a challenging environment.	We launched a series of redesigned gas-powered SUVs with higher margins than their predecessors. Our EV portfolio grew and reached positive variable profit.

[1] Excludes the impact of the pandemic in 2020.

2024 Financial Highlights

$187.4B Revenue	**$6.0B** Net Income Attributable to Stockholders	**3.2%** Net Income Margin	**$6.37** EPS-diluted
20.8% ROIC-adjusted[2]	**$14.9B** EBIT-adjusted[2]	**8.0%** EBIT-adjusted[2] Margin	**$10.60** EPS-diluted-adjusted[2]

[2] Non-GAAP financial measure. Refer to Appendix A for a reconciliation of Non-GAAP financial measures to their closest comparable GAAP measure.

Summary of Compensation Program Changes and Disclosure Enhancements

The Compensation Committee continuously evaluates the compensation program and seeks to make enhancements aligned with shareholder feedback as well as our strategic priorities and the pace of the Company's transformation strategy. Based on its annual evaluation process, which includes conversations with key stakeholders, the Committee approved changes to our 2024 executive compensation program and additional changes and disclosure enhancements for 2025, as summarized below and with detailed information found on the page numbers noted.

Program Design Changes	Page Number(s)
STIP • Incorporated EV (25% of STIP), S&S (10% of STIP), and AV (5% of STIP) goals • Final STIP payout subject to an individual performance modifier not to exceed 110% of the STIP payout amount generated by Company performance • Eliminated the Strategic Goals component of the STIP, previously weighted 25%	51, 53-57
LTIP • Cumulative AAOCF was added to the 2024 PSU performance measures (30% of LTIP); EV measures were transitioned into our STIP as noted above • Incorporated RSUs (25% of LTIP) in lieu of stock options • Increased target performance for the relative TSR portion of the PSUs from 50th percentile to 55th percentile starting with awards granted in 2025	51, 58-59
Notable Enhanced Disclosure	
Shareholder Outreach and Responsiveness • Provided detailed disclosure on our shareholder engagement, including director participation, summary of feedback themes, and key responsive actions taken	48-49
Target Rigor • Updated discussion of our STIP and LTIP target-setting processes including additional insight into the factors the Committee considers when setting targets	55-56, 58-59
Compensation Peer Group • Enhanced discussion of peer group selection	62-63

2025 Relative TSR Target

Starting with PSU awards granted in 2025, the Committee increased the relative TSR percentile required for target payout to the 55th percentile, previously at median, based on feedback received from shareholders in meetings held after our 2024 Annual Meeting.

Shareholder Outreach and Responsiveness

As previously discussed in this Proxy Statement, shareholder feedback is an important input to how our Board and Compensation Committee evolve our executive compensation program to ensure continued alignment with our business strategy and the interests of our senior leaders and shareholders. To that end, the Company has undertaken a multi-phased engagement approach to help inform the Committee's existing and robust decision-making process in approving program and disclosure enhancements. As part of the Committee's continuous efforts to enhance the program, it seeks to be responsive to shareholder feedback.

First, in early 2024, the Company conducted shareholder outreach to our investors to preview and solicit input on its 2024 executive compensation program changes. The Chair of our Compensation Committee Wesley Bush and our Independent Lead Director Patricia Russo participated in several of these meetings (with shares representing approximately 25% of our outstanding common stock), and feedback was communicated to the Compensation Committee and Board. Then, the Company, often joined by Mr. Bush, engaged with a broad range of our larger and smaller shareholders in advance of our 2024 Annual Meeting to discuss our Say-on-Pay vote (with shares representing approximately 30% of our outstanding common stock) and sought additional feedback on the 2024 executive compensation program changes forward-disclosed in our 2024 Proxy Statement. In these meetings, our shareholders were largely supportive of the proposed changes to our 2024 executive compensation program.

The Board was disappointed with the outcome of our Say-on-Pay vote of approximately 58% at our 2024 Annual Meeting, which was significantly lower than our historically strong support. As described above in our Proxy Statement Summary on page 5, the Board determined that it was therefore important to continue our compensation-focused stewardship engagement effort in order to better understand and respond to investor perspectives and concerns, particularly of those who voted against our 2024 Say-on-Pay proposal.

To that end, the Company conducted shareholder outreach following the 2024 Annual Meeting (with shares representing approximately 30% of our outstanding common stock), with a specific focus on understanding rationale for 2024 Say-on-Pay votes, further discussing the program changes disclosed for our 2024 executive compensation program and seeking input on potential enhancements to program features and disclosures to be included in our 2025 Proxy Statement. Mr. Bush and Ms. Russo again participated in many of these meetings to ensure a direct line of communication between shareholders and our Board.

Summary of Feedback Themes and Key Actions

In our meetings, we confirmed that shareholder concerns, including those that drove votes against our 2024 Say-on-Pay proposal, were largely related to shareholder desire for enhanced alignment of management compensation with shareholder outcomes, and that shareholders were broadly supportive of the changes we had forward-disclosed to our 2024 program, which shareholders are voting on at this Annual Meeting. We also previewed and received positive feedback on additional changes we determined to make following our 2024 Say-on-Pay vote. In these meetings, we also received valuable perspectives on opportunities to enhance our disclosure to better explain our rationale for program design and decision-making.

Below is a summary of feedback we received from our shareholders since the 2024 Annual Meeting:

Key Themes	Feedback
STIP Program Design	• Shareholders supported closer alignment of metrics with strategic pillars • Encouragement for incorporation of EV metrics in STIP instead of LTIP due to the dynamic nature of the EV market • Shareholders are more focused on EV profitability than production volume • Interest in improved metric transparency and objectivity
LTIP Program Design	• Shareholders generally expressed preference for RSUs in lieu of options • Shareholders were supportive of requiring above-median relative TSR performance to achieve target payout on our PSUs
Target Rigor	• Interest in more robust disclosure regarding target-setting process to assess rigor and performance
Compensation Peer Group	• Interest in better understanding rationale for compensation peer group selection

Company Perspective and Key Actions

The Compensation Committee continually seeks to enhance the compensation program and undergoes its normal course processes for doing so on an annual basis. Conversations with stakeholders, including business leaders and Company shareholders (as described above), serve as a valuable input to the Committee's ongoing process. Below is a summary of changes made to our programs as a result of the Committee's internal evaluation and analysis and feedback received from shareholders. We believe the program changes previously disclosed, in addition to further changes made subsequent to our 2024 Say-on-Pay vote (summarized below), collectively respond to key shareholder concerns and demonstrate the Compensation Committee and Board's commitment to its process of evaluating the compensation program on a continuous basis and to take responsive action to the 2024 vote.

Key Themes			Company Perspective and Key Actions
STIP Program Design		**Incorporating EV, S&S, and AV Goals that Align with Company Strategy**	• Starting in 2024, incorporated EV (25% of STIP), S&S (10% of STIP), and AV (5% of STIP) goals to better align with the strategic pillars of our business and the pace of the Company's transformation strategy
		Enhanced Disclosure of Plan Metrics	• Enhanced disclosures of plan metrics
		Strategic Goals Eliminated in Favor of Individual Performance Modifier	• Eliminated the Strategic Goals component of the STIP, previously weighted 25%; final STIP payout now subject to an individual performance modifier not to exceed 110% of the STIP payout amount generated by Company performance. Total payout remains capped at 200% of target
LTIP Program Design		**Cumulative AAOCF Added to 2024 PSU Performance Measures**	• Cumulative AAOCF was added to the 2024 PSU performance measures (30% of LTIP) to continue focus on driving shareholder value and Company profitability, while increasing focus on cash generation; EV measures were transitioned into our STIP as described above
		RSUs Replace Stock Options	• Starting in 2024, incorporated RSUs (25% of LTIP) in lieu of stock options, to improve our ability to attract and retain critical talent and to more efficiently use the shares available in the equity plan
		Target Relative TSR Performance in PSUs Increased to 55th Percentile	• Increased target performance for the relative TSR portion of PSUs from 50th percentile to 55th percentile starting with awards granted in 2025
Target Rigor		**2024 STIP Targets Set Above 2023 Actual Performance**	• As further described on page 55, our 2024 STIP targets for AAFCF and EBIT-adjusted (including Cruise) were set above 2023 actual performance and at levels the Committee determined to be rigorous in the context of our business plans and expectations for the performance year
		Enhanced Discussion of STIP & LTIP Target-Setting Process	• Enhanced discussion of our STIP and LTIP target-setting processes on pages 55 and 58 includes additional insight into the factors the Committee considers when setting targets to ensure a strong alignment between pay and performance
Compensation Peer Group		**Enhanced Discussion of Peer Group Selection**	• Enhanced discussion of peer group selection on page 62 provides rationale for the industries we include in our peer group and how they guide our compensation practices

Compensation Principles

The compensation provided to our executives is guided by pay-for-performance and the following principles:

	Align with Shareholders	Compensation paid should align directly with the long-term interests of our shareholders, and our executives should share with them in the performance and value of our common stock.
	Enable Company Strategy	Compensation should be based on challenging Company performance and strategic goals, which are within our executives' control, and reward performance aligned with GM's strategy, values, and expected behaviors.
	Market-Competitive	Target compensation should have an appropriate mix of short-term and long-term pay elements and should be competitive with that paid to individuals at peer group companies so that we can successfully attract, motivate, and retain top-tier talent.
	Avoid Excessive Risk-Taking	Compensation structure should avoid incentivizing unnecessary and excessive risk-taking.
	Simple Design	Compensation plans should be easy to understand and communicate and should minimize unintended consequences.

2024 Compensation Highlights

Our incentive plans are designed to optimize long-term financial returns for our shareholders and reward our NEOs for delivering on the Company's four key strategic pillars. The 2024 performance-based compensation structure incorporated short-term and long-term incentives tied to financial and operational measures to drive Company performance for fiscal year 2024 and beyond. The Compensation Committee believes a majority of the compensation opportunity should be in the form of equity to align the interests of executives with those of shareholders.

CEO 2024 Target Compensation



92% At-Risk Pay

- 8% Base Salary
- 16% STIP
- 24% Short-Term Cash
- 76% Long-Term Equity

PSU 75%   RSU 25%

Average NEO 2024 Target Compensation



90% At-Risk Pay

- 10% Base Salary
- 11% STIP
- 21% Short-Term Cash
- 79% Long-Term Equity

PSU 75%   RSU 25%

Elements of Compensation

Element	Purpose	Performance Period	Performance Measures	Payout
Salary	Market-competitive salary reflects contribution, experience, knowledge, skills, and performance	–	–	–
STIP	Annual cash incentive based on achievements of Company financial goals and goals linked to our strategic pillars	One Year 1/1/2024 -12/31/2024	EBIT-adjusted AAFCF Strategic Pillars (EV, S&S, AV)	0%-200%
PSUs	Align leadership with long-term Company goals and shareholders' interests, with an increased focus on Company cash generation	Three-Year 1/1/2024 -12/31/2026	Cumulative AAOCF Relative TSR EBIT-adj Margin	0%-200% with cap[1]
RSUs	Promotes executive retention, stock ownership and alignment with shareholder interests	Three-Year Ratable Vesting	–	–

[1] Relative TSR is capped at target payout if GM's TSR is negative over the performance period.

Summary of 2024 Performance-Based Compensation Outcomes

The outcomes of the incentive plans that concluded in 2024 – the 2024 STIP and 2022-2024 LTIP – closely align with our performance over their respective performance periods.

- **2024 STIP:** Our 2024 STIP Company performance payout of 147% of target reflected our strong execution across our strategic priorities in 2024, including gaining retail market share across our ICE portfolio, and having our best year ever in EV sales. As a result, performance included above-target EBIT-adjusted, AAFCF, and Q4 EV Variable Profit margin. Our CEO and certain NEOs were recognized for extraordinary individual performance, which the Compensation Committee determined merited the application of an individual performance modifier. This ultimately resulted in the achievement of 159% of target STIP payout for our CEO.

- **2022-2024 LTIP PSUs:** For the 2022-2024 PSU portion of our LTIP, we achieved between threshold and target performance on three-year EBIT-adjusted margin, relative TSR, and EV measures, leading to a payout of 80% of target. This reflects that while our strong 2024 performance was recognized by the market and translated into improved TSR performance over the year, we continue to be on a multi-year transformation and remain focused on generating long-term shareholder value.

Compensation Governance Best Practices

WHAT WE DO

✔ Provide short-term and long-term incentive plans with performance targets aligned to business goals

✔ Maintain a Compensation Committee composed entirely of independent directors who are advised by an independent compensation consultant

✔ Require stock ownership for all senior leaders to align with the interests of our shareholders

✔ Engage with shareholders and other stakeholders on various topics with members of management and directors, including our Compensation Committee and our Independent Lead Director

✔ Maintain an Insider Trading Policy requiring directors, executive officers, and all other senior leaders to trade only during pre-established periods after receiving preclearance from the GM legal staff

✔ Require equity awards to have double trigger (change in control and termination of employment) vesting provisions

✔ Complete an annual risk review evaluating incentive compensation plans

✔ Require short-term cash and long-term equity awards for all executive officers to be subject to clawback and cancellation provisions

✔ Conduct an annual audit of senior executive expenses and perquisites that is reviewed by the Audit Committee

✔ Include non-compete and non-solicitation terms in all grant agreements with senior leaders, where enforceable

WHAT WE DON'T DO

✖ Provide gross-up payments to cover personal income taxes or excise taxes pertaining to executive severance benefits

✖ Pay above-market interest on deferred compensation in retirement plans

✖ Allow any director or employee to engage in hedging or pledging of GM securities

✖ Reward executives for excessive, imprudent, inappropriate, or unnecessary risk-taking

✖ Allow the repricing, spring-loading, or backdating of equity awards

2024 NEO Compensation

Target Compensation

Target compensation for each of our NEOs comprises an appropriate mix of short-term and long-term pay elements and is intended to be competitive with that paid to individuals at peer group companies so that it attracts, motivates, and retains talent. Each element, and total direct compensation as a whole, is determined starting with reference to competitive market data, and is based on an executive's current compensation, tenure, performance, position and responsibilities. For 2024, the Compensation Committee maintained Ms. Barra's target compensation at the same level as 2023 and 2022, respectively, reflecting the Committee's view that her compensation continued to be appropriately positioned during this period. The Committee also viewed Mr. Reuss' target compensation as appropriately positioned and held his 2024 target compensation at the 2023 level.

Our total target direct compensation for each NEO in 2024 was as follows:

Name	Base Salary ($)	STIP (%)	STIP ($)	Total Target Cash Compensation ($)	LTIP PSUs[1] ($)	RSUs ($)	Total Target Direct Compensation ($)
Mary T. Barra	2,100,000	200%	4,200,000	6,300,000	14,625,000	4,875,000	25,800,000
Paul A. Jacobson	1,200,000	125%	1,500,000	2,700,000	6,975,000	2,325,000	12,000,000
Mark L. Reuss	1,350,000	125%	1,687,500	3,037,500	10,471,875	3,490,625	17,000,000
Craig B. Glidden	1,100,000	125%	1,375,000	2,475,000	5,268,750	1,756,250	9,500,000
Rory V. Harvey	850,000	125%	1,062,500	1,912,500	5,315,625	1,771,875	9,000,000
Michael Abbott[2]	1,200,000	125%	1,500,000	2,700,000	8,475,000	2,825,000	14,000,000

[1] The number of PSUs awarded is determined by using the target PSU value divided by the closing stock price on the date of grant for the Cumulative AAOCF and EBIT-adjusted Margin portions of the award, and the results of the Monte Carlo analysis for the Relative TSR portion of the award.

[2] As discussed on page 66, Mr. Abbott resigned from the Company effective April 2, 2024. As a result, much of the compensation in the above table was not delivered or was forfeited upon his resignation.

Salary

While a substantial portion of our NEO's compensation is at risk in the form of equity awards and incentives which are contingent on the achievement of certain Company financial and strategic goals, we aim to provide salaries to our executives at a competitive level of fixed cash compensation. Each NEO's salary takes into account competitive market data in addition to the executive's experience, skills, tenure and performance in role, as well as the assumption of any expanded responsibilities.

Short-Term Incentive Compensation

Key Design Changes	
2023	**2024**
• 75% Financials (EBIT-adjusted and AAFCF) – EBIT-adjusted excluded Cruise	• 60% Financials (EBIT-adjusted and AAFCF) – EBIT-adjusted includes Cruise
• 25% Strategic Goals based on individual contributions to goals	• 40% Operating metrics aligned to EV, S&S, and AV strategic pillars
	• Individual performance modifier can be applied up to 110% of the final STIP payout generated by Company performance, full negative discretion

2024 STIP Performance Measures

STIP performance measures are linked to the Company's annual financial goals and strategic goals that drive our long-term strategy. The Compensation Committee annually reviews and approves STIP performance measures that align with our shareholders' interests.

As described above and previously disclosed in our 2024 Proxy Statement, the Compensation Committee determined to revise the metrics for our 2024 STIP to more closely align with our evolving financial and strategic priorities, and to the pace of our transformation strategy and key market dynamics. These changes also reflected shareholder feedback. In making these changes, the Committee added quantifiable EV and S&S metrics and a strategic AV metric. These changes aim to 1) incentivize EV operational execution on a timeline appropriately aligned to our priority of profitably scaling EV production and 2) incentivize performance on the key strategic pillars in a more focused manner than was done as part of the former Strategic Goals component included in our 2023 STIP. Further, the Committee determined to modify the EBIT-adjusted metric to include the impact of Cruise, whereas the 2023 metric excluded Cruise. Finally, the Committee determined to rebalance the weighting of these metrics to retain focus on driving profitability and cash flows while also further incentivizing key elements of our strategic transformation. Further information on metric selection and target-setting is provided below.

2024 STIP Performance Measure	Weight	Leadership Behaviors
MODIFIED vs 2023: EBIT-adjusted ($B)(incl. Cruise)[1]	35%	Focus on operating results and driving strong profitability
AAFCF ($B)[2]	25%	Focus on driving strong cash flow to invest in the business and returning capital to shareholders
NEW: Q4 EV Variable Profit margin	25%	Offer a high-quality EV portfolio guided by customer demand that achieves profitability
NEW: Software & Services ("S&S") Goal	10%	Deliver vehicles with high-quality software to create compelling customer experiences
NEW: AV Strategy	5%	Develop safe driver-assistance and autonomous technology for personal vehicles
Safety	+/-5ppts	Foster a culture that emphasizes workplace and product safety

[1] For a description of how EBIT-adjusted is calculated, see Appendix A.

[2] For a description of how AAFCF is calculated, see Appendix A.

Based on shareholder feedback, the Committee eliminated the Strategic Goals component of the STIP, previously weighted 25%, beginning with the 2024 plan. To provide the ability to emphasize individual performance contributions to the Company's overall performance and strategic execution, the Committee has incorporated an individual performance modifier which can serve to reduce individual payouts or be applied up to 110% of the final STIP payout generated by Company performance. The final STIP payout may not exceed 200% of target.

S&S Goal: Vehicle Software Delivery On-Time and with Quality

For 2024, we introduced a Vehicle Software Delivery Quality metric aligned to our strategic pillar of S&S, which is an important facet of our strategy to build a winning portfolio of vehicles and advance our strategic transformation. High-quality software delivery is a critical component of enhancing every aspect of the modern vehicle ownership experience, and also underpins our ability to successfully deliver vehicles from the plant to consumers on time and without delays. The Compensation Committee therefore selected quality as the key metric to drive performance on our S&S pillar.

AV Strategy Goals

Our 2024 AV goal measures performance across three critical measures related to Super Cruise vehicle launches, development of an enhanced-safety driverless system, and technology sharing between the Company's various AV development activities. Payout against this goal is capped at 100% of payout in 2024 to reflect the challenges encountered in the Cruise business.

How We Set STIP Performance Targets

The Compensation Committee approves the performance measures for the STIP annually with the objective of driving strong operational, financial and strategic performance. The Committee's rigorous process starts with an evaluation of the Company's annual budget and long-term business plan, which takes into account a wide range of internal and external information on macroeconomic, regulatory and market conditions, demand expectations, competitive landscape, supply chain dynamics, and other factors that influence execution on our strategic priorities and overall performance. The Compensation Committee reviews recommendations from management and receives input from its independent compensation consultant. This comprehensive process results in rigorous targets that motivate leadership to strive for a high degree of performance on balance with prudent risk-taking. The following describes specific 2024 goals and comparability versus 2023 targets where relevant.

- **EBIT-adjusted including Cruise:** 2024 target set at $14.7B in alignment with the approved 2024 budget, which was set aggressively in the context of higher labor costs and a more challenging macro landscape, including a softening pricing environment
  - 2023 EBIT-adjusted performance adjusted to include the impact of Cruise would have been $12.4B; 2024 target is therefore above 2023 performance adjusted to be on the same basis as our 2024 target
- **AAFCF:** 2024 target set at $9.3B versus 2023 actual performance as adjusted for incentive compensation purposes of $8.4B
  - 2024 target set above 2023 actual performance as adjusted for incentive compensation purposes, and required performance above our 2024 budgeted amount
- **Q4 EV Variable Profit margin:** Set at 0% for target performance
  - Target performance consistent with our external commitment to be variable profit positive in Q4 2024 and represents significant improvement over 2023 to demonstrate sustainable GM earnings
- **S&S - Vehicle Software Delivery On-Time and with Quality:** The Committee set the target for this metric as launching vehicle software delivery on-time and with quality across our annual launch portfolio. There are quantitative targets established to achieve threshold, target, and maximum performance payouts which the Committee has determined not to specifically disclose as this information is commercially sensitive. The Committee believes this is a rigorous target given the significant complexity of the software development and deployment process.
- **AV Strategy:** Evaluates performance across three critical measures related to Super Cruise vehicle launches, development of an enhanced-safety driverless system, and technology sharing among GM's R&D efforts. Payout of this metric was capped at 100% payout for 2024 to reflect the challenges encountered in the Cruise business.

2024 Modification to EBIT-Adjusted Metric

In its review of metrics for our 2024 STIP, the Compensation Committee determined that it was appropriate to modify our EBIT-adjusted metric to include the impact of our Cruise business on our results, increasing management's accountability for the financial performance at Cruise. In our 2023 program, the metric excluded the impact of Cruise. This modification reflects the integration of Cruise into our core business and its contribution to our overall results. Given this modification, year-over-year targets and results are not directly comparable, and a comparison of these differently calculated metrics does not yield an accurate picture of the rigor of our 2024 target.

2024 EV Goal Determination

At the end of 2023 when the Compensation Committee was evaluating metrics for our 2024 compensation programs, the Committee determined that it would be appropriate to include an EV-related goal in our STIP, and to no longer include an EV-related goal in future LTIP awards, to better reflect the pace of our transformation strategy and market dynamics. In determining the objective of this metric, the Committee considered a range of factors including overall progress against key aspects of our EV strategy, and status of our work to scale production and drive sales and profitability. The Committee also reviewed current and anticipated future demand for EVs based both on internal forecasting as well as recognized external benchmarks, which indicated sustained growth in demand for EVs over the coming year. In the context of these factors, and especially considering the magnitude of effort required to scale production of this new class of vehicles, the Committee initially determined that it was most critical to focus leadership on scaling EV production to meet anticipated demand, and accordingly selected Global EV Volume as the EV metric for our 2024 STIP.

However, it became clear in reviewing demand forecasts and other key market trends in the first half of the year that growth in demand for EVs had slowed and was less than expected at the outset of the year. At the same time, the Company was successfully demonstrating that it could rapidly scale EV production volume. Further, during this time, investors were encouraging the Company to prioritize profitability over production volume. The Committee determined that EV volume was therefore no longer an appropriate objective to incentivize, as over-production in the face of lowered demand would likely result in excess inventory and could harm profitability and other important objectives. As a result, the Committee made a deliberate and strategic decision during Q2 to replace the EV volume metric with a Q4 EV Variable Profit (VP) Margin metric. At the time the Committee made the decision, the Company was on track to achieve above target EV volume, given the significant efforts of our team to build production capacity and enhance efficiency. However, continuing on that path would have been value-destructive for our Company and dealers, and replacing the metric both mitigated the potential perverse incentive of driving further production against lowered demand, while also aligning with our external commitment to be variable profit positive by the fourth quarter of 2024 and drive sustainable earnings.

Importantly, the Committee set the new Q4 EV VP Margin goal prior to the close of Q2 and followed the same approach to its annual goal setting process by relying on the Company's annual budget and the commitment to achieve Q4 EV profitability. As a result, performance goals for this metric – whose performance is measured based solely on Q4 performance – were rigorous and there was no assurance that it would be achieved. The Committee was pleased to see the Company's response to this challenging objective, with an outcome that demonstrated the long-term benefit to shareholders of profitable EV products.

The Committee believes it is important to provide transparency to our shareholders on its robust metric selection process, and to underscore that the Committee took thoughtful and responsible action to mitigate the unintended consequences of a dynamic and significantly changed EV demand environment that would have otherwise rewarded executives for outcomes that became misaligned to overall operational and financial performance.

EV Goal Modification

At the time the Committee made the deliberate decision to replace the EV volume metric with a Q4 EV VP margin metric, the Company was on track to achieve above target EV volume. Shifting to a Variable Profit Margin metric aligned with driving sustainable earnings and represented a rigorous goal, with no assurance that it would be achieved.

2024 STIP Results

The Company financial performance portion of the 2024 STIP award was calculated based on the Company's achievement of EBIT-adjusted and AAFCF financial performance measures, as well as performance measures related to EV, S&S, and AV that align to the strategic pillars of our business. The Company achieved above target results for both of the financial performance measures in the plan driven by (i) continued strength of core auto performance driven by continued robust pricing paired with market share gains and higher volume; and (ii) cost efficiencies, such as the non-recurrence of EV inventory allowance adjustments and a reduction in Cruise spend. The Company's 2024 financial results and key business highlights are detailed in the "Our Company Performance" section on page 46. In addition to the above Company-wide measures, each NEO's STIP payout is also subject to an individual performance modifier based on an evaluation of their performance against pre-established goals.

Final 2024 STIP performance approved by the Compensation Committee is displayed below.

STIP Measure	Weight	Threshold 25%	50%	Target 100%	Maximum 200%	Performance Result	Payout
EBIT-adjusted ($B)[1]	35%	$8.8	$11.8	$14.7	$16.9	$14.9	38%
AAFCF ($B)[2]	25%	$3.4	$5.7	$9.3	$11.5	$14.0[4]	50%
Q4 EV Variable Profit margin[3]	25%	(1)%		—%	25%	Above target	39%
S&S Goal	10%	Vehicle software released on-time and with quality				Above target	14%
AV Strategy	5%	Achievement of: 1 goal = 33% payout 2 goals = 67% payout		3 goals = 100% payout	N/A - capped at 100%	2 of 3 goals achieved	3%
Safety performance	Modifier	Potential to adjust +/- 5 ppts based on safety results					3%
Performance Payout							**147% of Target**

[1] For a description of how EBIT-adjusted is calculated, see Appendix A.

[2] For a description of how AAFCF is calculated, see Appendix A.

[3] This measure is defined as Consolidated operating income related to the sale of EVs plus (i) the value of emissions credits generated by the production of EVs, (ii) less EV fixed costs and (iii) adjusted for costs incurred not directly attributable to vehicles wholesaled during the period.

[4] The $14B performance result for 2024 AAFCF includes $2B of favorable wind down in working capital, which was not adjusted out of the performance result. Had that favorable $2B been subtracted from the result, it would have been $12B, and still greater than the result of $11.5B required to achieve maximum payout on this measure.

Individual Performance Modifier Results

In addition to Company performance results described above, the Compensation Committee evaluated individual performance against pre-established goals related to executing on key strategic initiatives in each of the pillars of our business that contribute to GM delivering a leading customer experience.

The Committee determined that Ms. Barra, Mr. Reuss, Mr. Jacobson and Mr. Harvey had demonstrated exceptional performance meriting application of an individual performance modifier. Ms. Barra solidified the Company's AV and China strategies and made significant improvements to the S&S organization through the hiring of new leaders. Mr. Jacobson executed the Company's capital allocation strategy, enabling consistent investment in the business, strengthening the balance sheet, and returning excess capital to shareholders. Mr. Reuss drove improvements to GM's global vehicle portfolio, enabling the Company to offer more new choices for customers across both ICE and EV models. Mr. Harvey leveraged GM's vehicle portfolio to drive market growth across all four brands, with strong pricing and incentives significantly lower than the U.S. industry average. The Committee believes these achievements merited the individual performance modifier results in the table below, as aligned with the objective of GM's incentive plans to reward NEOs for strong performance that delivers on the Company's strategy.

Final STIP Payout Results

Name[1]	Base Salary ($)	x	Target STIP	x	Company Performance	x	Individual Performance Modifier	Final STIP Payout ($)
Mary T. Barra	2,100,000		200%		147%		108%	6,667,920
Paul A. Jacobson	1,200,000		125%		147%		108%	2,381,400
Mark L. Reuss	1,350,000		125%		147%		108%	2,679,075
Craig B. Glidden	1,100,000		125%		147%		100%	2,021,250
Rory V. Harvey	850,000		125%		147%		110%	1,718,063

[1] Mr. Abbott resigned from the Company effective April 2, 2024. As a result, Mr. Abbott did not receive a 2024 STIP award.

Long-Term Incentive Compensation

Key Design Changes	
2023	**2024**
• 75% PSUs/25% Options	• 75% PSUs/25% RSUs
• PSU Performance measures:	• PSU Performance measures:
– 40% EBIT-adjusted Margin	– 40% Cumulative AAOCF
– 40% Relative TSR	– 40% Relative TSR
– 20% EV measures	– 20% EBIT-adjusted Margin

Overview of Pay Mix

Grants made under the LTIP are intended to link the financial interests of NEOs with the long-term interests of shareholders. When determining grant amounts, the Compensation Committee considers factors such as individual responsibilities, experience, and performance. In addition, the Compensation Committee factors relevant market compensation comparison data and input provided by its independent compensation consultant. The structure includes 75 percent PSUs and 25 percent RSUs. PSUs cliff-vest following a three-year performance period and are capped at 200% of target, and RSUs vest ratably over three years.

2024–2026 LTIP Performance Measures

As described above, the metrics for our 2024-2026 PSUs have been revised from our prior cycle to focus our leadership team on driving shareholder value and Company profitability, while increasing the focus on cash generation during this critical period of transformation. This includes no longer including EV in the LTIP and incorporating it in the STIP, introducing Cumulative AAOCF, and rebalancing the weighting to further emphasize cash generation to support long-term growth and value-creating actions for shareholders.

PSU Performance Measure	Weight	Target[1]	Leadership Behaviors
NEW: Cumulative AAOCF	40%	—	Drives focus on cash generation during this critical period of transformation
Relative TSR	40%	50th Percentile[2]	Focus on delivering shareholder returns that outperform our OEM peer group
EBIT-adjusted Margin	20%	—	Focus on pursuing profitable growth opportunities and driving higher margins on existing revenue bases

[1] The performance targets for Cumulative AAOCF and EBIT-adjusted Margin are not being provided at this time, as providing this information would allow competitors insight into our business that could substantially harm our growth strategy.

[2] Relative TSR is capped at target if GM's TSR is negative over the performance period.

The 2024–2026 PSUs vest and deliver following the completion of the three-year performance period beginning January 1, 2024, and can be earned at a level between 0 and 200 percent of target.

How We Set LTIP Performance Targets

As part of its robust target-setting process, the Compensation Committee evaluates the Company's annual budget and long-term business plan and uses a range of internal and externally-communicated information to set PSU performance targets. Targets are set at the beginning of the three-year performance period in consideration of the Company's annual budget and long-term business plan and a review of the prior year performance, as well as internal and external information on macroeconomic, regulatory and market conditions, demand expectations, competitive landscape, supply chain dynamics, and other factors that influence execution on our strategic priorities and overall performance. In the context of expectations at the time these targets are set, they are designed to be challenging and not lead to a guaranteed payout, while sufficiently attainable so as to motivate achievement. The Committee has determined not to publicly disclose specific performance targets for the EBIT-adjusted Margin and Cumulative AAOCF Measures, as this information is commercially sensitive and

providing it would allow competitors insight into our business that could substantially harm our growth strategy. The Committee set maximum performance for both metrics at levels which represent top quartile performance versus other OEMs. The threshold, target, and maximum will be disclosed at the conclusion of the performance period along with the payout result, and shareholders can more fully assess their rigor in the overall context of our performance at that time.

To strengthen the link between financial performance and pay outcomes, the payout on the Relative TSR component of our PSUs is capped at target if GM's TSR is negative over the performance period. Additionally, starting in 2025 the Committee increased the relative TSR percentile required for target payout to the 55th percentile of OEM peers, previously at the median performance, based on feedback received from shareholders in meetings held after our 2024 Annual Meeting.

2022-2024 LTIP Results

The 2022-2024 PSUs vested on February 8, 2025 at 80% of target, based on Company performance for the three-year performance period beginning January 1, 2022 and ending December 31, 2024, against pre-established performance targets for EBIT-adjusted Margin, Relative TSR, and EV measures. Final LTIP performance approved by the Compensation Committee is displayed below.

PSU Measure	Weight	Threshold	Target	Maximum	Performance Result	Payout
EBIT-adjusted Margin[1]	40%	4.9%	8.4%	10.0%	8.3%	39%
Relative TSR	40%	25th	50th	75th	36th Percentile	29%
			Percentile			
EV Measures[2]	20%		[2]		60% of target	12%
Performance Payout						**80% of Target**

[1] Measure adjusted for incentive purposes. For a description of how EBIT-adjusted Margin is calculated, see Appendix A.

[2] EV Measures are comprised of quantitative GMNA EV Volume, GMNA EV Launch Timing, and GMNA EV Launch Quality. The Committee has determined not to publicly disclose specific performance targets and payout results for these measures, as information regarding our EV strategy is commercially sensitive and disclosure could be competitively harmful. Performance against these measures was evaluated based on quantitative criteria established at the beginning of the performance period.

Summary of Equity Performance Awards

Each PSU award features a three-year performance period resulting in overlapping awards that, in aggregate, cover a five-year period. The potential payout for each PSU award ranges from 0 to 200 percent. The table below illustrates the performance period for the three outstanding PSU awards as of 2024 fiscal year end, and the corresponding performance measures and weights.

Award	Performance Period	Performance Measures and Weights	Potential Payouts[1]	Vest Date
				2025 · 2026 · 2027
2022-2024 PSUs	3 Years 1/1/2022 to 12/31/2024	40% EBIT-adj Margin 40% Relative TSR 20% EV Measures[2]	0-200% with Payout Cap[3]	2/8/2025 (80% payout)
2023-2025 PSUs	3 Years 1/1/2023 to 12/31/2025	40% EBIT-adj Margin 40% Relative TSR 20% EV Measures[2]	0-200% with Payout Cap[3]	2/7/2026
2024-2026 PSUs	3 Years 1/1/2024 to 12/31/2026	40% Cumulative AAOCF 40% Relative TSR 20% EBIT-adj Margin	0-200% with Payout Cap[3]	2/6/2027

[1] The performance of each PSU award will be measured and determined at the end of the performance period.

[2] EV Measures are comprised of GMNA EV Volume, GMNA EV Launch Timing, and GMNA EV Launch Quality (modifier).

[3] Relative TSR is capped at target if GM's TSR is negative over the performance period.

Perquisites and Other Compensation

We provide perquisites and other compensation to our NEOs consistent with market practices. The following perquisites and other compensation were provided in 2024:

Personal Air Travel – Due to security reasons identified by an independent, third-party security consultant, Company policy prohibits Ms. Barra from using commercial air travel for business or personal use. As a result, the Company pays the costs associated with both business and personal use of aircraft. Other NEOs may travel on company aircraft in certain circumstances with prior approval from the CEO or the Senior Vice President and Chief People Officer. All NEOs, including our CEO, incur imputed income when aircraft is used for personal travel and do not receive any tax gross-up payments. Aircraft travel by NEOs for an annual executive physical through the Executive Physical Program is included under Personal Travel in the "Perquisites and Other Personal Benefits" table. Certain NEOs, including our CEO, have personal travel caps and are eligible for reimbursement of personal travel pursuant to time-sharing agreements that the Company may enter into from time-to-time, subject to Federal Aviation Administration regulations. Our Board of Directors regularly reviews executive officers' air travel usage and compliance with the Company's air travel policies and approves any revisions to air travel policies as needed.

Security – NEOs may receive security services, including home security systems and monitoring, for specific security-related reasons identified by an independent, third-party security consultant or our security team. We maintain security staff to help provide all employees with a safe and secure environment, which aligns to and reinforces our safety culture. Our Board of Directors regularly evaluates executive officers' security policies. An updated security assessment was performed in early 2025 for Ms. Barra and Mr. Reuss, and as a result, heightened security services are expected to be provided in future years.

Company Vehicle Programs – NEOs are eligible to participate in the Executive Company Vehicle Program and may use evaluation vehicles for the purpose of providing feedback on Company products. In addition, NEOs are eligible to use driver services provided by the Company in accordance with Company policies.

Executive Physicals – The health and wellness of our workforce is a priority, and all employees are encouraged to complete an annual physical. NEOs are eligible to receive a comprehensive wellness examination with an approved provider. The cost of meals, lodging, commercial air travel, and ground transportation for NEOs who traveled for an annual executive physical through the Executive Physical Program is included under Executive Physicals in the "Perquisites and Other Personal Benefits" table. These wellness visits promote employee well-being and enable employees to take appropriate steps in the event of illness or a medical condition that may impact their ability to perform their duties.

Financial Counseling – NEOs are eligible to receive financial counseling, estate planning, and tax preparation services through an approved provider. These services allow our NEOs to focus on Company business and ensure accurate personal tax reporting.

Compensation Decision-Making Process

Roles and Responsibilities

How We Plan Compensation

GM Management	Compensation Committee	Committee Consultant
• Makes recommendations regarding compensation structure and design • Provides input on individual performance and results against key business goals • Provides additional information as requested by the Compensation Committee	• Reviews and approves plan design, metrics, goals, and overall incentive compensation funding levels • Reviews and approves individual targets and actual compensation for our most senior leaders • Ensures alignment and integration of the Company's sustainability goals and milestones into the executive compensation program	• Assists with peer group selection and analysis • Advises the Compensation Committee on competitive benchmarking for pay levels, practices, and governance trends • Reviews and advises on recommendations, plan design, and measures



Compensation Committee and Consultant Independence

Our Compensation Committee is composed entirely of independent directors as determined by the Board under NYSE and SEC rules, and as defined for various regulatory purposes. Under its charter, the Compensation Committee has the authority to hire outside consultants and advisors at the Company's expense.

For 2024, the Compensation Committee retained the services of Semler Brossy Consulting Group LLC ("Semler Brossy"), for advice related to the compensation of NEOs and other executive compensation-related matters. Semler Brossy takes direction from, and is solely responsible to, the Compensation Committee and does not provide services to the Company's management. A representative from Semler Brossy attended all Compensation Committee meetings, either in person or virtually, consulted with and advised the Compensation Committee members on executive compensation, including the structure and amounts of various pay elements, and developed executive benchmarking data. The Compensation Committee is also aided in its deliberations by in-house legal counsel.

The Compensation Committee annually reviews the performance of its compensation consultant and considers the following factors when assessing consultant independence in accordance with NYSE standards:

• Services provided to GM management outside the services provided to the Compensation Committee;

• Fees paid as a percentage of the compensation consultants' total revenue;

• Policies and procedures designed to prevent conflicts of interest;

• Any business or personal relationships between members of the Compensation Committee and the compensation consultant;

• GM stock ownership by employees of the compensation consultant; and

• Any business or personal relationships between GM and the compensation consultant.

After reviewing the performance and independence of its consultant, the Compensation Committee determined Semler Brossy was independent based on the standards above.

Peer Group

Peer Group for 2024-2026 LTIP Performance (Relative TSR)

The Compensation Committee uses the following OEMs in the Dow Jones Automobiles & Parts Titans 30 Index to measure relative performance for the Relative TSR measure in the 2024–2026 PSU awards, as they represent our global competition and are subject to similar macroeconomic forces that we believe impact our TSR.

Dow Jones Automobiles & Parts Titans 30 Index – OEM Peer Group[1]		
Bayerische Motoren Werke AG	Mercedes-Benz Group AG	Suzuki Motor Corporation
Ford Motor Company	Nissan Motor Co., Ltd.	Tesla, Inc.
Honda Motor Co., Ltd.	Renault SA	Toyota Motor Corporation
Hyundai Motor Company	Stellantis NV	Volkswagen AG
Kia Corporation	Subaru Corporation	

[1] GM is a member of the Dow Jones Automobiles & Parts Titans 30 Index. Our performance is determined on a continuous ranking for performance relative to the OEM peer group.

Peer Group for Overall Compensation Benchmarking

The Compensation Committee annually reviews its peer group for overall compensation benchmarking comparisons (see table on the following page) and makes updates as needed to align with the established criteria and the Company's strategy. We use this peer group to gather competitive market data on executive pay levels, executive compensation program design, and evolving trends in pay practices. This peer group is intended to reflect the full spectrum of industries from which we source talent to support the execution of our transformation strategy. Advancing our strategic priorities - particularly our S&S and AV strategies - increasingly demands that we source technology talent from outside our direct industry. As a result, our peer group includes peers from both our direct industry, as well as from the technology industry with which we increasingly compete for talent. The Compensation Committee believes it is important to consider this range of peers to ensure our compensation opportunities remain highly competitive to be able to attract the best talent.

The Compensation Committee considered the following factors when selecting the peer group used to help establish 2024 target compensation levels for our NEOs:

Set an Initial List of Companies

Attributes:

- Traded on a major U.S. stock exchange
- GICS Industry: manufacturers and technology companies



Screen Initial List with Established Financial Criteria

Size Screen:

- Revenue > $25B

Business Screens:

- Capital-intensive operations
- Significant international revenue

Apply Refining Criteria to Select the Final Peer Group

Refining Criteria:

- Technology-focused
- Durable goods manufacturer
- Strong branded consumer products
- Comparable revenue
- Comparable market capitalization
- Comparable R&D as a percentage of revenue



Peer Group

- 3M Company
- The Boeing Company
- Caterpillar Inc.
- Cisco Systems Inc.
- Ford Motor Company
- Honeywell International Inc.

- HP Inc.
- IBM Corporation
- Intel Corporation
- Johnson & Johnson
- Microsoft Corporation
- PepsiCo Inc.

- Pfizer Inc.
- The Procter & Gamble Company
- Raytheon Technologies Corporation
- Tesla, Inc.



* Based on information from 2024 fiscal year Form 10-K reports   ▲ GM Compared to Peer Group

How We Use Benchmarking Data to Assess Compensation

We benchmark pay practices and compensation levels against the proxy statement disclosures of our peer group. In addition, we use executive compensation surveys and competitive data to benchmark executive positions and adjust this data to reflect GM's size and market-expected compensation trends. Furthermore, the Compensation Committee reviews an analysis completed by its independent compensation consultant of the competitive position of each of our executives relative to its benchmark data.

We review each element of total direct compensation (salary, STIP, and LTIP) compared with the market. An individual element or an individual's total direct compensation may be positioned above or below the market due to a variety of considerations, such as specific responsibilities, experience, performance in role, and pay positioning required to attract and retain top talent needed to execute on our vision during this critical period of transformation.

Compensation Risk Assessment

Annually, the Compensation Committee reviews the potential impact of our compensation programs on organizational risk. The Compensation Committee discusses the compensation programs and risk mitigation features when evaluating whether the programs encourage or reward employees for engaging in excessive, imprudent, inappropriate, or unnecessary risk-taking. The Compensation Committee also confirms the alignment of the compensation programs to the Company's sustainability risks and opportunities.

The annual risk review, completed in December 2024, with assistance from our human resources, audit, and legal organizations, as well as our independent compensation consultant, involved analyzing our current compensation programs in relation to organizational risk. Our analysis concluded that our compensation programs include the following risk mitigation features:

	Mix of Pay Elements	Salary, STIP, PSUs, and RSUs are included in the executive compensation program.
	Short-Term and Long-Term Plans	The mix of our short-term and long-term compensation plans appropriately reward employees while balancing risk through the delayed payment of long-term awards.
	Adjustments to Compensation	Maximum payout caps are in place for incentive compensation, and the Compensation Committee has the ability to apply negative discretion.
	Compensation Committee Oversight	Our Compensation Committee reviews plan performance and approves all executive compensation plans and payouts.
	Multiple Performance Measures	Multiple performance measures work together to balance risk in our incentive compensation plans.
	Stock Ownership Requirements	All senior leaders are subject to stock ownership requirements, as described below.
	Clawback and Cancellation Provisions	All awards are subject to our Policy on Recoupment of Incentive Compensation, as described below. In addition, cancellation provisions apply to all outstanding STIP and LTIP awards.

In 2024, the Compensation Committee determined that our compensation programs have sufficient risk mitigation features and do not encourage or reward employees for engaging in excessive, imprudent, inappropriate, or unnecessary risk-taking. Based on the Compensation Committee's review, it was determined our compensation programs are low risk.

Compensation Policies and Governance Practices

Stock Ownership Requirements

The Company requires our senior leaders to own GM stock to align their interests with those of our shareholders. Our stock ownership requirements:

- Cover all senior leaders
- Establish a multiple of each executive's salary
- Set a five-year time frame to meet ownership requirements
- Require senior leaders to continually hold shares to maintain ownership requirements
- Allow the opportunity to own either a required number of shares or the total dollar value of shares to meet ownership requirements
- Count only actual share holdings and unvested RSUs (i.e., excludes stock options and unvested PSUs)
- Include ongoing refreshment of stock ownership requirements after each five-year requirement is met

The table below shows the stock ownership requirement by level in the Company. As of December 31, 2024, all NEOs who remain employed by the Company have met or are on track to meet stock ownership requirements by their respective deadlines.

Stock Ownership Covers All Senior Leaders



CEO ●●●●●●	6X annual salary
President and Executive Vice President ●●●●	4X annual salary
Senior Vice President ●●●	3X annual salary
Senior Executive ●	1X annual salary

27.2 times
annual salary

The value of GM common stock and unvested RSUs held by GM's Chair and CEO, Mary T. Barra, as of March 31, 2025

Policy on Recoupment of Incentive Compensation

Under our Policy on Recoupment of Incentive Compensation (available on our website at investor.gm.com/governanceandsustainability), the Compensation Committee is empowered to recoup ("clawback") compensation paid to executive officers and other executives under its purview. In the event of employee misconduct that causes specified financial or reputational damage, a materially inaccurate performance calculation, or an accounting restatement, the Compensation Committee may seek to clawback paid incentive compensation. The Compensation Committee may also cancel outstanding equity-based awards granted to any covered employee if that employee engages in conduct detrimental to the Company. This policy was expanded in 2020 to cover additional executives and scenarios of misconduct beyond only an accounting restatement. The policy was further updated in 2023 to expand the definition of an accounting restatement to cover material non-compliance with any financial reporting requirement in accordance with securities laws and NYSE listing standards.

	Clawback Policy	Cancellation and Clawback Due to Violation of Non-Compete and Non-Solicitation Terms	Cancellation of Unvested and Outstanding Awards
Covered Population	Executive officers and other executives under the purview of the Compensation Committee	Approximately 250 senior leaders	All employees that receive awards through STIP or LTIP
Event Applicable	Following employee misconduct that causes specified financial or reputational damage, a materially inaccurate performance calculation, or an accounting restatement, as defined by the policy	Employee violates non-compete or non-solicitation terms	Employee engages in conduct deemed detrimental to the Company
Awards Subject to Cancellation, Forfeiture, and/or Recoupment	STIP, PSUs, RSUs, and Stock Options	PSUs, RSUs, and Stock Options	STIP, PSUs, RSUs, and Stock Options

Trading GM Securities

We maintain an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees, certain of such persons' family members, and GM contractors and consultants who have access to material nonpublic information concerning GM (collectively, "Insiders"), as well as by the Company, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. Any sale or purchase of common stock by directors, executive officers, and all other senior leaders must be made during pre-established periods after receiving preclearance by a member of the GM legal staff or pursuant to a pre-approved and pre-established Rule 10b5-1 trading plan.

Trading in GM derivatives (i.e., puts or calls), engaging in short sales or otherwise engaging in hedging activities, and pledging of GM securities is prohibited for all Insiders. This policy is posted on our website at investor.gm.com/governanceandsustainability.

Policies and Practices Related to Timing of Equity Awards

The Committee does not take into account material non-public information when determining the timing or terms of equity awards, nor do we time disclosure of material non-public information for the purpose of affecting the value of executive compensation. During fiscal 2024, the Company did not grant stock options (or similar awards) to any NEO during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any current report on Form 8-K that disclosed material non-public information. More broadly, the Company has not awarded stock options (or similar awards) since fiscal 2023.

Tax Considerations

The Tax Cuts and Jobs Act enacted on December 22, 2017, modified IRC Section 162(m) to, among other things, limit the federal tax deduction for annual individual compensation paid to $1 million for NEOs beginning with the 2018 tax year. Previously, compensation paid in excess of $1 million could be deducted if it was performance-based. The Tax Cuts and Jobs Act includes a transition relief rule in which these changes do not apply to compensation payable pursuant to a written binding contract in effect on November 2, 2017, and is not materially modified after that date. To the extent it is applicable to our existing arrangements, the Compensation Committee may avail itself of this rule. The Compensation Committee continues to closely align executive pay with performance, regardless of the performance-based exception being removed under IRC Section 162(m).

Employment and Termination Agreements

The Company has no employment or pre-defined termination agreements with any of our 2024 NEOs. All NEOs participate in the General Motors LLC U.S. Executive Severance Program (the "Executive Severance Program") filed as an exhibit to the Company's 2024 Form 10-K.

Mr. Abbott's Departure

Mr. Abbott resigned from the Company, effective April 2, 2024. In accordance with the terms of his awards, he was not entitled to a 2024 STIP award, and he forfeited all equity awards that were granted to him throughout the duration of his employment as well as the second installment of his new hire cash payment. He was included as an NEO in this year's CD&A given the dollar amount of the LTIP award he was granted in February 2024, which was forfeited upon his resignation. Subsequent to his resignation, Mr. Abbott entered into an agreement with the Company to provide consulting services as an advisor to the Company. Compensation related to this agreement is included in the "All Other Compensation" column of the Summary Compensation Table.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and, based on that review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on January 28, 2025.

Compensation Committee

Wesley G. Bush (Chair)	Joseph Jimenez
Devin N. Wenig	Patricia F. Russo

Executive Compensation Tables

Summary Compensation Table

Name and Principal Position[1]	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Nonequity Incentive Plan Compensation[5] ($)	Change in Pension Value and NQ Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Mary T. Barra Chair and Chief Executive Officer	2024	2,100,000	–	19,500,028	–	6,668,000	–	1,228,609	29,496,637
	2023	2,100,000	–	14,625,000	4,875,013	5,250,000	–	997,392	27,847,405
	2022	2,100,000	–	14,625,000	4,875,010	6,258,000	–	1,121,560	28,979,570
Paul A. Jacobson Executive Vice President and Chief Financial Officer	2024	1,200,000	–	9,300,002	–	2,381,400	–	232,005	13,113,407
	2023	1,000,000	–	6,187,500	2,062,503	1,687,500	–	186,421	11,123,924
	2022	1,000,000	–	5,362,500	1,787,513	1,862,500	–	223,425	10,235,938
Mark L. Reuss President	2024	1,350,000	–	13,962,535	–	2,679,100	–	465,362	18,456,997
	2023	1,350,000	–	10,471,875	3,490,634	2,109,400	22,215	522,168	17,966,292
	2022	1,350,000	–	7,471,875	2,490,626	2,598,800	–	438,250	14,349,551
Michael Abbott Advisor, Former Executive Vice President, Software	2024	309,091	–	11,300,021	–	–	–	441,700	12,050,812
	2023	488,889	1,500,000	17,000,001	–	1,350,000	–	49,197	20,388,087
Craig B. Glidden Strategic Advisor and Former Executive Vice President	2024	1,100,000	–	7,025,013	–	2,021,300	–	286,080	10,432,393
	2023	893,750	–	6,898,406	1,632,807	1,856,300	–	221,674	11,502,937
Rory V. Harvey Executive Vice President and President, Global Markets	2024	850,000	–	7,087,519	–	1,718,100	–	153,808	9,809,427

[1] Titles reflect position as of December 31, 2024. Mr. Harvey was not a NEO in 2023 or 2022. Mr. Abbott and Mr. Glidden were not NEOs in 2022.

[2] Reflects first installment of Mr. Abbott's new hire cash payment. Upon his resignation (effective April 2, 2024), the second installment of the new hire cash payment was not paid.

[3] Stock Awards displays the grant date fair values of PSUs and RSUs issued under the LTIP, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. PSUs will vest based on GM's performance against EBIT-adjusted Margin, Relative TSR, and Cumulative AAOCF. The assumptions used for the Monte Carlo valuation of the Relative TSR portion of the PSUs are summarized below:

Grant Date	Stock Price	Implied Volatility	Risk-Free Interest Rate	Valuation Price	Valuation Price as a Percent of Target
2/6/2024	$38.03	31%	4.16%	$54.61	143.6%

There is no dividend yield, as dividends are assumed to be reinvested for the TSR calculation. The maximum award for PSUs for the 2024–2026 performance period is 200% of PSUs granted. If the maximum level of performance is achieved, the grant date fair values for the 2024 PSUs would be $29,250,000 (Ms. Barra), $13,950,000 (Mr. Jacobson), $20,943,750 (Mr. Reuss), $10,537,500 (Mr. Glidden), and $10,631,250 (Mr. Harvey). Upon his resignation, Mr. Abbott forfeited all outstanding equity awards.

[4] Option Awards displays the grant date fair value of stock options issued under the LTIP, computed in accordance with FASB ASC Topic 718 using a Black-Scholes valuation. No stock options were granted to NEOs in 2024.

[5] All NEOs were eligible for a payment under the STIP for 2024 performance based on the Company's achievement of annual performance goals, which can be modified for individual performance results. Individual performance decisions for each NEO are determined by the Compensation Committee; results are discussed beginning on page 57.

[6] These amounts represent the actuarial change in the present value of the NEO's accrued benefit for 2024 attributed to year-over-year variances in applicable discount rates, lump sum interest rates, mortality rates, and employer contributions to tax-qualified and non-tax-

qualified plans, as described in "Pension Benefits" on page 73. The Company does not credit interest at above-market rates to any deferred retirement accounts, and no interest amounts are included in these totals. In 2024, the actuarial present value decreased in the amount of $132,696 (Ms. Barra), $41,336 (Mr. Reuss), and $75,427 (Mr. Harvey). Messrs. Jacobson, Abbott, Glidden, and Harvey are not eligible to participate in the GM Salaried Retirement Plan ("SRP") and GM Executive Retirement Plan ("DB ERP") based on their respective dates of service. Mr. Harvey participates in the Vauxhall Motors Pension Plan ("UK VML Plan"), but is not eligible to participate in the SRP or DB ERP.

(7) The amounts included as All Other Compensation are described in the table below.

All Other Compensation

	M.T. Barra ($)	P.A. Jacobson ($)	M.L. Reuss ($)	M. Abbott ($)	C.B. Glidden ($)	R.V. Harvey ($)
Perquisites and Other Personal Benefits[1]	637,555	38,576	161,489	30,188	72,241	12,860
Employer Contributions to Savings Plans[2]	567,000	187,500	288,564	79,818	186,127	135,628
Life and Other Insurance Benefits[3]	24,054	5,929	15,309	1,694	27,712	5,320
Other[4]	–	–	–	330,000	–	
TOTAL	1,228,609	232,005	465,362	441,700	286,080	153,808

(1) The amounts included as Perquisites and Other Personal Benefits are described in the table below.

(2) Includes employer contributions to tax-qualified and non-tax-qualified savings and retirement plans during 2024.

(3) Includes premiums paid by the Company for Group Variable Universal Life insurance for executives. For Ms. Barra, the amount also includes premiums paid by the Company for providing personal accident insurance for members of the Board. NEOs are responsible for any ordinary income taxes resulting from the cost of Company-paid premiums.

(4) Reflects payments made to Mr. Abbott for consulting services provided to the Company after his resignation.

Perquisites and Other Personal Benefits

	M.T. Barra ($)	P.A. Jacobson ($)	M.L. Reuss ($)	M. Abbott ($)	C.B. Glidden ($)	R.V. Harvey ($)
Personal Travel[1]	562,093	–	84,978	–	25,705	–
Security[2]	39,210	–	35,106	–	–	–
Company Vehicle Programs[3]	21,229	32,708	25,845	30,188	30,999	–
Executive Physical[4]	4,663	5,868	5,200	–	5,177	2,500
Financial Counseling[5]	10,360	–	10,360	–	10,360	10,360
Other[6]	–	–	–	–	–	–
TOTAL	637,555	38,576	161,489	30,188	72,241	12,860

(1) Personal travel, pursuant to Company policy as discussed on page 60, includes incremental costs (fuel, flight crew expenses, landing fees, ground transportation fees, and other miscellaneous variable expenses) associated with aircraft use.

(2) Includes the incremental cost of providing security services and residential security system monitoring for Ms. Barra and Mr. Reuss as recommended by an independent third-party security consultant or our security team. For security personnel employed by the Company, the cost is the actual incremental cost of expenses incurred by the security personnel. Total salary, wages, and benefits are not allocated as the Company already incurs these costs for business purposes.

(3) Includes the cost of providing cars, drivers, and the estimated annual lease value of Company vehicles, inclusive of fuel and insurance, driven by NEOs. The annual lease value is included because it is more reflective of the value of the Company vehicle perquisite than of the Company's incremental costs, which are generally significantly lower because the Company manufactures and ordinarily disposes of Company vehicles for a profit, resulting in minimal incremental costs, if any. Taxes related to imputed income are the responsibility of each participant.

(4) Reflects costs associated with executive physicals with an approved provider as discussed on page 60.

(5) Reflects costs associated with financial counseling and estate planning services with an approved provider.

(6) Occasionally, unused tickets from sponsorship agreements are made available for personal use. Tickets are included in sponsorship agreements and typically result in no incremental costs to the Company. In 2024, there were no incremental costs associated with the personal use of tickets to GM-sponsored events. Occasionally, limited souvenirs may be included as part of a sponsorship agreement and no incremental costs are incurred by the Company.

Grants of Plan-Based Awards

STIP awards for the 2024 performance year were made under the terms of the General Motors Company 2017 Short-Term Incentive Plan. Equity awards granted to each NEO were made under the terms of the General Motors Company 2020 Long-Term Incentive Plan. PSUs vest and deliver at the end of the performance period and can be earned at a level between 0 and 200 percent of target. PSUs are based on the achievement of performance conditions relating to Cumulative AAOCF, Relative TSR, and EBIT-adjusted Margin over a three-year performance period from January 1, 2024, to December 31, 2026. RSUs vest ratably over a three-year period.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[1]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mary T. Barra	STIP	1/1/2024	12/7/2023	262,500	4,200,000	8,400,000							
	PSU	2/6/2024	12/7/2023				33,786	337,863	675,726				14,625,000
	RSU	2/6/2024	12/7/2023							128,189			4,875,028
Paul A. Jacobson	STIP	1/1/2024	12/7/2023	93,750	1,500,000	3,000,000							
	PSU	2/6/2024	12/7/2023				16,114	161,135	322,270				6,975,000
	RSU	2/6/2024	12/7/2023							61,136			2,325,002
Mark L. Reuss	STIP	1/1/2024	12/7/2023	105,469	1,687,500	3,375,000							
	PSU	2/6/2024	12/7/2023				24,192	241,918	483,836				10,471,875
	RSU	2/6/2024	12/7/2023							91,787			3,490,660
Michael Abbott[2]	STIP	1/1/2024	12/7/2023	93,750	1,500,000	3,000,000							
	PSU	2/6/2024	12/7/2023				19,579	195,787	391,574				8,475,000
	RSU	2/6/2024	12/7/2023							74,284			2,825,021
Craig B. Glidden	STIP	1/1/2024	12/7/2023	85,938	1,375,000	2,750,000							
	PSU	2/6/2024	12/7/2023				12,172	121,717	243,434				5,268,750
	RSU	2/6/2024	12/7/2023							46,181			1,756,263
Rory V. Harvey	STIP	1/1/2024	12/7/2023	66,406	1,062,500	2,125,000							
	PSU	2/6/2024	12/7/2023				12,280	122,800	245,600				5,315,625
	RSU	2/6/2024	12/7/2023							46,592			1,771,894

[1] This column shows the aggregate grant date fair value of equity awards granted to the NEOs in 2024. The aggregate grant date fair value is the amount that the Company expects to expense in its financial statements over the vesting schedule. All grant date fair values have been computed in accordance with FASB ASC Topic 718.

[2] Upon his resignation, Mr. Abbott forfeited all outstanding equity awards. Further, he did not receive a 2024 STIP payout.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards[1]			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Mary T. Barra	2/6/2024					128,189 [2]	6,828,628	337,863 [7]	17,997,962 [9]
	2/7/2023	122,457	244,914 [3]	41.40	2/7/2033			322,085 [8]	17,157,468 [10]
	2/8/2022	185,503	92,751 [4]	49.46	2/8/2032	229,541 [5]	12,227,649		
Paul A. Jacobson	2/6/2024					61,136 [2]	3,256,715	161,135 [7]	8,583,661 [9]
	2/7/2023	51,809	103,617 [3]	41.40	2/7/2033			136,267 [8]	7,258,943 [10]
	2/8/2022	68,018	34,009 [4]	49.46	2/8/2032	84,166 [5]	4,483,523		
Mark L. Reuss	2/6/2024					91,787 [2]	4,889,493	241,918 [7]	12,886,972 [9]
	2/7/2023	87,683	175,364 [3]	41.40	2/7/2033			230,621 [8]	12,285,181 [10]
	2/8/2022	94,773	47,386 [4]	49.46	2/8/2032	117,272 [5]	6,247,079		
Michael Abbott[11]									
Craig B. Glidden	2/6/2024					46,181 [2]	2,460,062	121,717 [7]	6,483,865 [9]
	12/13/2023					58,841 [6]	3,134,460		
	2/7/2023		82,030 [3]	41.40	2/7/2033			107,877 [8]	5,746,608 [10]
	2/8/2022	47,862	23,931 [4]	49.46	2/8/2032	59,224 [5]	3,154,862		
Rory V. Harvey	2/6/2024					46,592 [2]	2,481,956	122,800 [7]	6,541,556 [9]
	7/3/2023							94,110 [8]	5,013,240 [10]
	2/7/2023		11,304 [3]	41.40	2/7/2033			14,866 [8]	791,912 [10]
	2/8/2022		4,459 [4]	49.46	2/8/2032	11,036 [5]	587,888		

[1] The awards are valued based on the closing price of GM common stock on the NYSE on December 29, 2024, which was $53.27.

[2] RSU awards granted on February 6, 2024, and vest ratably each February 6 of 2025, 2026, and 2027.

[3] Stock options granted on February 7, 2023, vest ratably each February 7 of 2024, 2025, and 2026.

[4] Stock options granted on February 8, 2022, vest ratably each February 8 of 2023, 2024, and 2025.

[5] 2022-2024 PSU awards granted on February 8, 2022, cliff-vested on February 8, 2025, upon determination of results for the performance period January 1, 2022–December 31, 2024. The final performance of the 2022–2024 PSU award was 80% and is discussed on page 59.

[6] RSU awards granted to Mr. Glidden on December 13, 2023, vest in full on December 13, 2025.

[7] 2024-2026 PSU awards granted on February 6, 2024, cliff-vest on February 6, 2027, upon determination of results for the performance period January 1, 2024 - December 31, 2026.

[8] 2023-2025 PSU awards granted on February 7, 2023, and July 3, 2023, cliff-vest on February 7, 2026, upon determination of results for the performance period January 1, 2023–December 31, 2025.

[9] Assumes target-level payout of PSU awards. The number of shares (and market value of such shares) for maximum-level payout with respect to unvested 2024–2026 PSUs granted on February 6, 2024, outstanding as of December 31, 2024, for Ms. Barra is 675,726 ($35,995,924); for Mr. Jacobson is 322,270 ($17,167,323); for Mr. Reuss is 483,836 ($25,773,944); for Mr. Glidden is 243,434 ($12,967,729); and for Mr. Harvey is 245,600 and ($13,083,112).

[10] Assumes target-level payout of PSU awards. The number of shares (and market value of such shares) for maximum-level payout with respect to unvested 2023–2025 PSUs granted on February 7, 2023, and July 3, 2023, outstanding as of December 31, 2024, for Ms. Barra is 644,170 ($34,314,936); for Mr. Jacobson is 272,534 ($14,517,886); for Mr. Reuss is 461,242 ($24,570,361); for Mr. Glidden is 215,754 ($11,493,216); and for Mr. Harvey is 217,952 ($11,610,303).

[11] Upon his resignation, Mr. Abbott forfeited all outstanding equity awards.

Option Exercises and Stock Vested

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mary T. Barra	1,066,269	13,336,126	167,586	6,485,578
Paul A. Jacobson	–	–	55,862	2,161,859
Mark L. Reuss	122,283	1,682,971	71,025	2,748,668
Michael Abbott[3]	–	–	–	–
Craig B. Glidden	331,561	6,055,279	39,903	1,544,246
Rory V. Harvey	29,178	368,632	5,683	219,932

[1] The aggregate dollar value realized upon exercise is computed by multiplying the number of shares at exercise by the difference between the market price of GM common stock and the exercise price of the options.

[2] The aggregate dollar value realized upon vesting is computed by multiplying the number of shares vested by the closing price of GM common stock on the vesting date.

[3] Upon his resignation, Mr. Abbott forfeited all outstanding equity awards.

Pension Benefits

GM Salaried Retirement Plan

Eligibility and Vesting: The SRP is a funded, tax-qualified retirement plan that covers eligible employees hired prior to January 1, 2007. Employees who commenced service on or after January 1, 2007, are eligible to participate only in DC plans. Employees are vested in the SRP after five years of qualifying service. The plan permitted employee contributions, which vested immediately, until December 31, 2006. All DB accruals were frozen on September 30, 2012, with service continuing towards eligibility to retire.

Benefit Formula:

Service Prior to January 1, 2001: The plan provided benefits on both a contributory and noncontributory formula. The contributory formula factors the contributions of the employee and earnings for each fiscal year. The formulas were frozen effective December 31, 2006, and effective January 1, 2007, employees continued to participate in the SRP under a new formula that provided a pension accrual equal to 1.25 percent of the employee's eligible earnings up to the IRS-prescribed limits for tax-qualified plans. The 1.25 percent accruals were frozen September 30, 2012.

Service from January 1, 2001, to December 31, 2006: The plan provided benefits under a cash balance formula with pay credits based on age through December 31, 2006, when the formula was frozen, with balances continuing to earn interest credits thereafter.

Time and Form of Payment: For employees hired prior to January 1, 2001, the accumulated benefit an employee earns over his or her career with the Company is payable starting after retirement. Normal retirement age is defined as age 65. Employees who commenced service prior to 1988 may elect early retirement after 30 years of credited service or 85 points, based on combined age and service, or age 60 and 10 or more years of service, with certain age-reduction factors applied. As of December 31, 2024, Ms. Barra and Mr. Reuss were eligible for early retirement. The plan also provides Social Security supplements for those hired prior to 1988. For employees hired on or after January 1, 1988, and prior to December 31, 2000, Social Security supplements are not payable and age-reduction factors are greater for retirements prior to age 62. The plan provides a single-life annuity, a spousal joint and survivor annuity, a contingent annuitant optional form of payment, or a 100 percent lump sum option. For employees hired from January 1, 2001, to December 31, 2006, the plan provides a single-life annuity, a contingent annuitant optional form of payment, or a 100 percent lump sum option.

Tax Code Limitations on Benefits: Section 415(b)(1)(A) of the IRC limits the benefits payable under the SRP. For 2024, the maximum single life annuity an NEO could have received under these limits was $275,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution, and actual retirement dates.

GM Executive Retirement Plan

Eligibility and Vesting: The DB ERP is an unfunded, non-tax-qualified retirement plan that covers eligible executives to provide retirement benefits above amounts available under our other pension programs.

Benefit Formula:

Service Prior to January 1, 2007: The supplemental pension equals the greater of (a) 2 percent of the average monthly salary multiplied by all years of contributory service less the sum of all benefits payable under the SRP plus the maximum Social Security benefit as of January 2007 multiplied by all years of contributory service or (b) 1.5 percent of the average monthly salary plus STIP compensation multiplied by all years of contributory service, up to a maximum of 35 years, less the sum of all benefits payable under the SRP plus 100 percent of the maximum Social Security benefit as of January 2007. In both cases, the salary and STIP payments are determined using the highest 60 months out of the last 120 months as of December 31, 2006. These DB accruals were frozen on December 31, 2006, with service continuing towards eligibility to retire.

Service from January 1, 2007, to September 30, 2012: For employees hired prior to January 1, 2001, the supplemental pension equals 1.25 percent of annual salary plus short-term incentive payments and is applicable to amounts in excess of the IRS-prescribed limit applicable to tax-qualified plans. These DB accruals were frozen on September 30, 2012, with service continuing towards eligibility to retire.

Time and Form of Payment: Normal retirement age under the plan is age 65; however, employees who commenced service prior to January 1, 2007, may retire at age 60 with 10 or more years of service without any reduction in benefits. Employees may also retire at age 55 with 10 or more years of service with benefits reduced using the same factors as are utilized for early retirement under the SRP. As of December 31, 2024, Ms. Barra and Mr. Reuss were eligible for early retirement. The DB ERP is payable as a five-year certain annuity, with payments starting upon the retirement of the executive and continuing for 60 months.

UK VML Pension Plan

Eligibility and Vesting: The Vauxhall Motors Pension Plan ("UK VML Plan") is a funded defined benefit plan open to all GM United Kingdom employees prior to October 2012, when it closed to new entrants.

Benefit Formula:

Service Prior to May 31, 2009: The UK VML Plan gave an annual pension equal to 1/55th times pensionable service times Final Pensionable Pay. Pensionable Pay is defined as basic pay less the lower earnings limit.

Service from June 1, 2009: An annual pension equal to 1/60th times pensionable service times Final Pensionable Pay. Increases in pensionable pay is limited to the rate of retail price index inflation annually other than for one off increases due to promotions.

Time and Form of Payment: Normal retirement age under the plan is age 65. Deferred members can take their pension from age 55 subject to a reduction, using the plan's early retirement factors.

The table below reflects pension benefits as of December 31, 2024, provided by the respective plans.

Name	Plan Name	Number of Years of Eligible Credited Service as of December 31, 2024[1]	Present Value of Accumulated Benefits[2] ($)	Payments During Last Fiscal Year ($)
Mary T. Barra	SRP	42.3	1,128,779	–
	DB ERP	42.3	846,955	–
Paul A. Jacobson[3]	–	–	–	–
Mark L. Reuss	SRP	37.8	960,799	–
	DB ERP	37.8	582,946	–
Michael Abbott[3]	–	–	–	–
Craig B. Glidden[3]	–	–	–	–
Rory V. Harvey[4]	VML Plan (UK)	27.9	1,254,900	–

[1] Eligible service recognizes credited service under the frozen qualified SRP in addition to future service to determine retirement eligibility.

[2] The present value of the SRP benefit amount shown takes into consideration the ability to elect a joint and survivor annuity form of payment as well as the ability to elect to receive the annuity as a lump sum. For SRP and DB ERP benefits, the present value represents the value of the benefit payable at age 60 (or immediately if over age 60). Present values shown here are based on the mortality and discount rate assumptions used in the December 31, 2024, FASB ASC Topic 715, "Compensation-Retirement Benefits," except where needed to meet proxy statement requirements. The discount rates used for calculations as of December 31, 2024, for the SRP is 5.71% and for the DB ERP is 5.41%.

[3] Messrs. Jacobson, Abbott, and Glidden are only eligible to participate in the DC ERP plan offered by the Company based on their date of service.

[4] Mr. Harvey participates in the UK VML Plan and DC ERP, but is not eligible to participate in the SRP or DB ERP.

Nonqualified Deferred Compensation Plan

We maintain certain deferred compensation programs and arrangements for executives.

The Defined Contribution Executive Retirement Plan ("DC ERP") allows for the equalization of benefits for highly compensated salaried employees under the Retirement Savings Plan when such employees' contribution and benefit levels exceed the maximum limitations on contributions and benefits imposed by Section 2004 of Employment Retirement Income Security Act of 1974, commonly known as ERISA, as amended, and Sections 401(a)(17) and 415(c)(1)(A) of the IRC, as amended. The DC ERP is maintained as an unfunded plan, and we bear all expenses for administration of the plan and payment of amounts to participants.

Aggregate account balances disclosed below include both vested and unvested contributions made by the Company. Contributions made prior to 2007 vested immediately. Contributions made between January 1, 2007, and September 30, 2012, vest when the participant attains age 55 with 10 years of service, and the benefit is payable as a five-year certain annuity with payments starting upon the retirement of the executive and continuing for 60 months. Contributions made on or after October 1, 2012, vest when the participant attains three years of service, regardless of age, and the benefit is payable as a 100 percent lump sum upon the retirement of the executive.

The table below reflects December 31, 2024, balances for the nonqualified deferred compensation plan and any contributions, earnings, or withdrawals during the year.

Name	Plan	Executive Contributions in the Last Fiscal Year ($)	Registrant Contributions in the Last Fiscal Year[1] ($)	Aggregate Earnings in the Last Fiscal Year[2] ($)	Aggregate Withdrawals and Distributions ($)	Aggregate Balance at 2024 Fiscal Year End[3] ($)
Mary T. Barra	DC ERP	–	546,000	589,403	–	7,138,327
Paul A. Jacobson	DC ERP	–	161,700	47,453	–	584,302
Mark L. Reuss	DC ERP	–	274,579	296,340	–	3,376,953
Michael Abbott	DC ERP	–	58,018	1,057	(72,455)	–
Craig B. Glidden	DC ERP	–	172,794	103,723	–	1,385,047
Rory V. Harvey	DC ERP	–	113,328	29,913	–	390,499

[1] The amounts shown are included in All Other Compensation in the Summary Compensation Table.

[2] The amounts shown are not reported in Change in Pension Value and Nonqualified Deferred Compensation Earnings in the Summary Compensation Table because we do not pay above-market earnings on deferred compensation in retirement plans.

[3] The following amounts have been included in the Summary Compensation Table in prior years: $4,340,304 (Ms. Barra), $349,654 (Mr. Jacobson), $2,042,722 (Mr. Reuss), $12,711 (Mr. Abbott), and $246,860 (Mr. Glidden).

Potential Payments Upon Termination

The Company does not maintain individual employment agreements with any NEO that provide guaranteed payments in the event of a termination of employment or change in control. In the event that an NEO's position with the Company is eliminated, including the elimination of the NEO's position as a result of a change in control, the NEO would be eligible for a severance payment under the Executive Severance Program.

The table below shows the potential payments to each NEO assuming a termination of employment on December 31, 2024, due to the following events: voluntary separation or termination for cause, qualifying termination under the Executive Severance Program, full career status retirement, disability, death, or change in control with termination of employment. Each of the separation events is described in more detail below. These provisions are generally applicable to participants in each of the respective plans and are not reserved only for NEOs. The payments below are in addition to the present value of the accumulated benefits from each NEO's qualified and nonqualified pension plans shown in the "Pension Benefits" table on page 73 and the aggregate balance due to each NEO that is shown in the Nonqualified Deferred Compensation Plan table above.

For purposes of the following table, the Company describes these terminations and potential payments:

Voluntary Separation or Termination for Cause — A voluntary separation occurs when an executive voluntarily terminates employment with the Company. A full career status retirement receives different treatment, as discussed below. A termination for cause occurs when an executive is dismissed from employment by the Company for cause, which is considered to include, but is not limited to, the executive's gross negligence, willful misconduct, or violation of state or federal securities laws. Under each of these scenarios, the executive generally forfeits all outstanding equity awards and is not eligible for any award or payment under the STIP.

Executive Severance Program — A separation occurs when an executive's position is eliminated, or the Company and an executive agree to mutually end the employment relationship. An executive will be eligible to receive a severance payment from the Company calculated based on his or her position and reflected as a multiple of salary, Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premiums, and a STIP award at target. An executive may receive cash payments of the value of the equity awards that are scheduled to vest within the next year after separation at the time of vesting. Unvested stock options are usually forfeited. An executive is also eligible for outplacement assistance based on position. All potential payments are contingent upon the executive entering into a mutual separation agreement.

Full Career Status Retirement — A full career status retirement occurs when an executive reaches the age of 55 with 10 or more years of continuous service with the Company, or reaches the age of 62 or older, at which time the executive voluntarily separates from the Company. An executive who enters into a separation or severance agreement cannot also elect full career status retirement.

In the event of a full career status retirement, the executive is generally eligible for a prorated STIP award based on his or her retirement date in the performance year and once final performance has been determined. RSUs granted in the year of the retirement date are prorated based on the retirement date and continue to vest in accordance with the vesting schedule. RSUs granted prior to the year of the retirement date will continue to vest in accordance with the vesting schedule. PSUs granted in the year of the retirement date are prorated based on the retirement date, and will be adjusted for final Company performance and be settled following approval of such performance. PSUs granted prior to the year of the retirement date will remain outstanding until the end of the performance period, at which time they will be adjusted for final Company performance and be settled following approval of such performance. Stock options granted in the year of the retirement date are prorated based on the retirement date, and continue to vest in accordance with the vesting schedule. Stock options granted prior to the year of the retirement date will continue to vest in accordance with the vesting schedule.

Disability — Disability occurs when an executive terminates employment by reason of his or her inability to engage in any gainful activity due to a medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. The executive is eligible for a full-year STIP award related to the year in which termination occurs once final Company performance has been determined. RSUs will continue to vest in accordance with the vesting schedule. PSUs will remain outstanding until the end of the performance period, at which time they will be adjusted for final Company performance and be settled following approval of such performance. Stock options will continue to vest in accordance with the vesting schedule.

Death — Following the death of an executive, the beneficiary of the executive is eligible to receive the full-year STIP award subject to adjustment for final Company performance. RSUs immediately vest in full and are settled within 90 days of death. PSUs will remain outstanding until the end of the performance period, at which time they will be adjusted for final Company performance and be settled following approval of such performance. Stock options immediately vest upon death.

Change in Control (Double Trigger) — In the event of a termination of employment resulting from a change in control, an executive will be eligible for severance under the Executive Severance Program that provides a severance payment based on position and a multiple of salary and COBRA premiums. An executive will also receive a STIP award at target and the STIP award for the prior year if such award has been determined but not paid. If the STIP award for the prior year has not been determined, the award shall be determined at target and paid. All RSU awards will generally vest and become payable immediately prior to the change in control. For PSUs, the performance period will end immediately prior to the change in control and awards will be determined based on actual performance and converted to a time-based award. Stock options immediately vest, are exercisable upon termination as a result of a change in control, and remain exercisable until the earlier of the expiration of its full specified term or the first anniversary date of such termination.

Amounts shown below are calculated by assuming that the relevant employment termination event occurred on December 31, 2024.

Name	Compensation Element[1][2][3]	Voluntary Separation or Termination for Cause ($)	Executive Severance Program ($)	Retirement[4] ($)	Disability ($)	Death ($)	Change in Control with Termination ($)
Mary T. Barra	Cash	–	4,255,074	–	–	–	4,240,074
	STIP	–	4,200,000	6,174,000	6,174,000	6,174,000	4,200,000
	LTIP	–	16,310,822	57,472,217	57,472,217	57,472,217	57,472,217
	Total	**–**	**24,765,896**	**63,646,217**	**63,646,217**	**63,646,217**	**65,912,291**
Paul A. Jacobson	Cash	–	1,837,856	–	–	–	1,822,856
	STIP	–	1,500,000	–	2,205,000	2,205,000	1,500,000
	LTIP	–	6,313,659	–	24,942,350	24,942,350	24,942,350
	Total	**–**	**9,651,515**	**–**	**27,147,350**	**27,147,350**	**28,265,206**
Mark L. Reuss	Cash	–	2,070,056	–	–	–	2,055,056
	STIP	–	1,687,500	2,480,625	2,480,625	2,480,625	1,687,500
	LTIP	–	9,098,254	38,570,837	38,570,837	38,570,837	38,570,837
	Total	**–**	**12,855,810**	**41,051,462**	**41,051,462**	**41,051,462**	**42,313,393**
Michael Abbott [5]	Cash	–	–	–	–	–	–
	STIP	–	–	–	–	–	–
	LTIP	–	–	–	–	–	–
	Total	**–**	**–**	**–**	**–**	**–**	**–**
Craig B. Glidden	Cash	–	1,687,693	–	–	–	1,672,693
	STIP	–	1,375,000	2,021,250	2,021,250	2,021,250	1,375,000
	LTIP	–	7,687,386	22,044,730	22,044,730	22,044,730	22,044,730
	Total	**–**	**10,750,079**	**24,065,980**	**24,065,980**	**24,065,980**	**25,092,423**
Rory V. Harvey	Cash	–	1,317,967	–	–	–	1,302,967
	STIP	–	1,062,500	1,561,875	1,561,875	1,561,875	1,062,500
	LTIP	–	1,499,302	15,567,719	15,567,719	15,567,719	15,567,719
	Total	**–**	**3,879,769**	**17,129,594**	**17,129,594**	**17,129,594**	**17,933,186**

[1] Cash amounts shown for Executive Severance Program are based on (i) involuntary termination due to role elimination as a result of a reduction in force or a reorganization or a staffing reduction not in connection with a Change in Control or (ii) a mutual agreement to terminate employment not in connection with a Change in Control, and Change in Control with Termination is based on severance pay under the Executive Severance Program. Payments include 2X salary for the CEO and 1.5X salary for all other NEOs. Under the Executive Severance Program, the CEO is eligible for a cash payment equal to 24 months of COBRA premiums and the other NEOs are eligible for a cash payment equal to 18 months of COBRA premiums. There are no cash payments due upon Voluntary Separation or Termination for Cause, Retirement, Disability, or Death.

[2] STIP amounts shown under Retirement, Disability, and Death are based on final Company performance. STIP amounts shown for Executive Severance Program and Change in Control with Termination reflect target-level performance. Executives forfeit STIP awards for Voluntary Separation or Termination for Cause.

[3] LTIP amounts shown reflect the value of any unvested RSU awards, PSU awards, and stock options that may vest upon termination. The value of the awards is based on the closing price of GM common stock on December 29, 2024, of $53.27. Under the Executive Severance Program, structure equity awards are delivered in cash once vested; the value displayed reflects the value of awards that would be subject to payment based on awards outstanding as of December 31, 2024.

[4] Ms. Barra, Mr. Reuss, Mr. Glidden, and Mr. Harvey were eligible for full career status retirement as of December 31, 2024.

[5] Mr. Abbott's resignation, effective April 2, 2024, is reflected in the table as a Voluntary Separation.

CEO Pay Ratio

Our CEO, who leads our global workforce of 162,000 employees (97,000 located in the United States and 65,000 non-U.S. employees) as of December 31, 2024, earned $29,496,637 in total compensation in 2024 as reported in the Summary Compensation Table.

To identify our new median employee for 2024, we:

1. Excluded all employees (6,660) in the following 29 countries under the SEC's 5 percent de minimis exemption: Argentina (1,271), Australia (190), Chile (225), China (1,103), Colombia (502), Ecuador (130), Egypt (591), France (16), Germany (117), India (320), Indonesia (8), Ireland (392), Israel (681), Italy (1), Japan (39), New Zealand (14), Norway (1), Peru (43), Philippines (568), Singapore (3), South Africa (4), Sweden (9), Switzerland (120), Taiwan (9), Thailand (40), United Arab Emirates (202), United Kingdom (47), Uruguay (8), and Uzbekistan (6);

2. Calculated year-to-date payroll as of November 1, 2024, for all employees excluding the CEO;

3. Identified the middle 51 employees using year-to-date payroll converted to U.S. dollars as a consistently applied compensation measure;

4. Calculated annual total compensation for the 51 middle employees based on the same SEC requirements that apply to determine total compensation in the Summary Compensation Table; and

5. Re-ranked all middle 51 employees and selected the median employee.

At GM, we believe that fair and equitable pay is an essential element of any successful organization, and we invest in our employees with market-competitive pay and benefits. We compensate our employees to create alignment with the short-term and long-term goals tied to the success of the Company and with our vision of zero crashes, zero emissions, and zero congestion.

Based on our calculation, we can reasonably estimate that our median employee earned $95,111 in 2024. The ratio of our CEO's compensation to that of our median employee is estimated to be 310:1.

The rules outlined by the SEC for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies to calculate the median employee, excluding up to 5 percent of the workforce, and make reasonable estimates and assumptions that may impact their employee populations. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above. Other companies have different employee populations, compensation practices, and the ability to utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

Pursuant to Item 402(v) of Regulation S-K, we are providing the following information about the relationship between Compensation Actually Paid ("CAP") for the Company's CEO and non-CEO NEOs and certain aspects of the financial performance of the Company. The CAP values disclosed do not reflect the actual amount of compensation paid to our NEOs during the applicable year. The Compensation Committee does not utilize CAP as a basis for making compensation decisions. For information regarding compensation decisions made by our Compensation Committee, refer to the "Compensation Discussion and Analysis" section beginning on page 45.

Year	Summary Compensation Table Total for CEO[1] ($)	CAP to CEO[3] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[2] ($)	Average CAP to Non-CEO NEOs[3] ($)	Value of Initial Fixed $100 Investment Based On:		Net Income[6] ($B)	EBIT-adjusted[7] ($B)
					TSR[4] ($)	Peer Group TSR[5] ($)		
2024	29,496,637	65,519,064	12,772,607	20,502,315	152	183	5.963	14.934
2023	27,847,405	21,715,743	15,245,310	12,490,596	102	170	9.840	12.357
2022	28,979,570	(16,991,516)	10,539,930	(2,724,335)	94	128	9.708	14.474
2021	29,136,780	76,096,506	9,982,519	19,443,928	164	188	9.945	14.295
2020	23,657,987	45,185,399	6,632,869	5,817,820	116	151	6.321	9.710

[1] Ms. Barra served as our CEO in 2024, 2023, 2022, 2021, and 2020.

[2] Non-CEO NEOs in 2024 included Messrs. Jacobson, Reuss, Abbott, Glidden, and Harvey. Non-CEO NEOs in 2023 included Messrs. Jacobson, Reuss, Abbott, and Glidden. Non-CEO NEOs in 2022 and 2021 included Mr. Jacobson, Mr. Reuss, Mr. Douglas Parks (Former Executive Vice President, Global Product Development, Purchasing and Supply Chain), and Mr. Stephen Carlisle (Former Executive Vice President and President, North America). Non-CEO NEOs in 2020 included Messrs. Jacobson, Reuss, Parks, and Carlisle, Ms. Dhivya Suryadevara (Former Executive Vice President and Chief Financial Officer), Mr. John Stapleton (Vice President and Chief Financial Officer, North America and Former Acting Chief Financial Officer), and Mr. Barry Engle (Former Executive Vice President and President, North America).

[3] Reflects CAP values computed in accordance with Item 402(v) of Regulation S-K and FASB ASC Topic 718.

	2024		2023		2022		2021		2020	
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
SCT Total	29,496,637	12,772,607	27,847,405	15,245,310	28,979,570	10,539,930	29,136,780	9,982,519	23,657,987	6,632,869
Less: Change in Actuarial Present Value Reported in the "Change in Pension Value and NQ Deferred Compensation Earnings" Column of the SCT	–	–	–	(5,554)	–	–	–	–	(423,608)	(141,675)
Plus: Service Cost for Pension Plans	–	–	–	–	–	–	–	–	–	149
Less: Amount Reported in the "Stock Awards" Column of the SCT	(19,500,028)	(9,735,018)	(14,625,000)	(10,139,445)	(14,625,000)	(5,470,294)	(14,582,198)	(5,069,059)	(13,093,722)	(3,793,686)

	2024 CEO	2024 Average Non-CEO NEOs	2023 CEO	2023 Average Non-CEO NEOs	2022 CEO	2022 Average Non-CEO NEOs	2021 CEO	2021 Average Non-CEO NEOs	2020 CEO	2020 Average Non-CEO NEOs
Plus: Year-end Fair Value of Outstanding and Unvested Stock Awards Granted in the Covered Year	31,206,150	11,962,345	11,941,185	8,866,850	8,629,590	3,227,799	18,914,281	6,574,982	18,050,565	3,545,877
Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Years	20,123,276	7,028,593	(5,416,604)	(1,411,612)	(25,258,220)	(7,683,634)	25,646,494	5,307,302	10,087,483	768,879
Change in Fair Value of Stock Awards that Vested in the Covered Year	465,889	557,210	3,397,165	583,155	(4,942,601)	(732,230)	5,626,432	646,960	(847,866)	(1,522)
Less: Fair Value of Stock Awards Forfeited During the Covered Year	—	(3,150,411)	—	—	—	—	—	—	—	(1,617,289)
Less: Amount Reported in the "Option Awards" Column of the SCT	—	—	(4,875,013)	(1,796,486)	(4,875,010)	(1,823,438)	(3,937,507)	(1,368,752)	(3,750,002)	(974,378)
Plus: Year-end Fair Value of Outstanding and Unvested Option Awards Granted in the Covered Year	—	—	3,155,717	1,162,910	2,584,980	966,880	3,694,210	1,284,177	10,379,470	1,434,466
Change in Fair Value of Outstanding and Unvested Option Awards Granted in Prior Years	3,374,009	973,138	(774,417)	(213,916)	(5,055,582)	(1,267,702)	6,628,520	1,281,139	2,881,004	231,707
Change in Fair Value of Option Awards that Vested in the Covered Year	353,131	93,851	1,065,305	199,384	(2,429,243)	(481,646)	4,969,494	804,660	(1,755,912)	(177,797)
Less: Fair Value of Option Awards Forfeited During the Covered Year	—	—	—	—	—	—	—	—	—	(89,780)
CAP Total	65,519,064	20,502,315	21,715,743	12,490,596	(16,991,516)	(2,724,335)	76,096,506	19,443,928	45,185,399	5,817,820

[4] Represents the cumulative TSR of the Company of an initial investment of $100 for the measurement period beginning December 31, 2019, and ending December 31, 2024, 2023, 2022, 2021, or 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K as required under Item 402(v) of Regulation S-K.

[5] Represents the cumulative TSR of the Dow Jones Automobiles & Parts Titans 30 Index (the "Peer Group TSR") of an initial investment of $100 for the measurement period beginning December 31, 2019, and ending December 31, 2024, 2023, 2022, 2021, or 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K as required under Item 402(v) of Regulation S-K.

(6) Reflects net income as shown in the Company's Annual Report on Form 10-K for the years ended December 31, 2024, 2023, 2022, 2021, and 2020.

(7) Reflects EBIT-adjusted, the company-selected measure for 2024, 2023, and 2022, as shown in the Company's Annual Report on Form 10-K for the years ended December 31, 2024, 2023, 2022, 2021, and 2020. Refer to Appendix A for a reconciliation of EBIT-adjusted to its closest comparable GAAP measure. Please note EBIT-adjusted may not have been the company-selected measure for 2021 and 2020, and we may determine a different measure to be the company-selected measure in future years.

Tabular List of Most-Important Measures

| EBIT-adjusted |
| EBIT-adjusted Margin |
| Relative TSR |

Relationship Between CAP Disclosed in the Pay Versus Performance Table and Other Table Elements

CAP vs. TSR Performance



CAP vs. Net Income and EBIT-adjusted



Proposal to Approve the Amended and Restated Certificate of Incorporation

The Board recommends, based upon the recommendation of the Governance Committee, that the Company's shareholders vote FOR the approval of the amendment and restatement of our certificate of incorporation, as described below and as set forth in Appendix B (the "Amended and Restated Certificate of Incorporation"). The Restated Certificate of Incorporation (the "Current Charter") has not been updated since 2010. The Board believes it is in the Company's best interest to now take this opportunity to amend our Current Charter to include officer exculpation, remove provisions that are no longer relevant and make certain clarifying enhancements.

Summary of Amendment

The amended provisions included in the Amended and Restated Certificate of Incorporation include:

Officer Exculpation

In August 2022, the Delaware General Assembly amended the Delaware General Corporation Law to allow corporations to adopt charter provisions, with shareholder support, exculpating officers from personal liability for monetary damages for breaches of the duty of care. If GM shareholders approve the Amended and Restated Certificate of Incorporation, it will allow the Company to eliminate or limit personal liability for monetary damages for breaches of the duty of care by officers of the corporation, except for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, transactions from which the officer derived an improper personal benefit, or claims brought in derivative claims. The Board believes it is in the best interest of the Company to indemnify our officers to the fullest extent permitted by Delaware law and put them on similar footing to directors, particularly as officers continue to become susceptible to personal liability.

Inapplicable Provisions and Clarifying Language

In addition, certain provisions in our Current Charter are no longer applicable or require updates. These include references to preferred stock that has been retired, stock transfer restrictions that are no longer applicable, outdated registered office information and references to the Company's initial public offering over a decade ago. Additionally, the Amended and Restated Certificate of Incorporation will provide clarification in certain provisions, including sections on Board vacancies and voting. In the voting provisions, changes have been made to clarify that holders of common stock cannot vote on amendments to the Amended and Restated Certificate of Incorporation that relate solely to preferred stock. The Board believes it is in the best interest of the Company to revise the charter to include clear language and remove irrelevant or unsuitable provisions.

Effectiveness of Amendment

If this Item No. 4 is approved by the requisite vote of the shareholders at the Annual Meeting, the proposed amendments to the Current Charter described above will become effective upon the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware, which filing is expected to take place shortly after the Annual Meeting.

The approval of Item No. 4 requires the affirmative vote of the holders of the majority of the outstanding shares entitled to vote on the matter. Abstentions and broker non-votes will have the same effect as a vote against this Item No. 4. If this Proposal 4 is not approved by the requisite vote of the shareholders at the Annual Meeting, the Amended and Restated Certificate of Incorporation will not become effective. In that case, the Current Charter will remain the same.

 The Board recommends a vote **FOR** this proposal to approve the Amended and Restated Certificate of Incorporation.

Shareholder Proposals

At General Motors, we believe business has the power to drive meaningful change and address critical global challenges. Across our teams, we strive to embed our core values into every aspect of our operations. Our commitment to transparency and accountability extends to how we engage with stakeholders, seek innovative solutions, and address pressing issues like supply chain sustainability, corporate governance, and ethical business practices. Below is a sample of the policies that help govern this commitment.

Our Commitment to Transparency

Anti-Slavery and Human Trafficking Statement	gmsustainability.com
Code of Conduct "Winning With Integrity"	gmsustainability.com
Global Environmental Policy	investor.gm.com/governanceandsustainability
Human Rights Policy	gmsustainability.com
Political Engagement Overview Report	investor.gm.com/governanceandsustainability
Supply Chain Sourcing and Environmental Practices	gmsustainability.com
Supplier Code of Conduct	gmsustainability.com
Sustainability Advocacy Report	investor.gm.com/governanceandsustainability
Sustainability Report	investor.gm.com/governanceandsustainability

In addition, we actively participate in dialogue with every shareholder proponent to ensure we are addressing their concerns while advancing the long-term strategic pillars discussed throughout this Proxy Statement.

We are proud of the programs and initiatives we have built to tackle these challenges, supported by the Company's transparent reporting that reflects our progress and potential areas for improvement. While we may not always implement the shareholder proposals, we carefully consider their merit and design our programs to meet the evolving needs of our business and stakeholders. For instance, we have actively assessed opportunities to enhance oversight of our supply chain sustainability and engage in lobbying efforts to support policies that align with our corporate values and strategy. These efforts are guided by a commitment to sound governance and a belief that collaboration and proactive engagement lead to the best outcomes.

On the following pages, you will find a shareholder proposal submitted under Rule 14a-8, along with the Board's voting recommendation and response.

SHAREHOLDER PROPOSAL REGARDING A REPORT ON SUPPLY CHAIN GHG EMISSIONS REDUCTION STRATEGIES

Amy Floyd, owner of 150 shares of GM common stock, has given notice that she intends to present for action at the Annual Meeting the following shareholder proposal. The shareholder proponent is responsible for the content of the proposal for which we and our Board accept no responsibility. We will promptly provide Ms. Floyd's address upon a shareholder's request given to our Corporate Secretary at General Motors Company, Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265 or by e-mail to shareholder.relations@gm.com.

Whereas: The Intergovernmental Panel on Climate Change advises that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C.[1] Every incremental increase in temperature above 1.5°C will entail increasingly severe physical and systemic risks for companies and investors.

Steel and aluminum are responsible for approximately 10% of global GHG emissions.[2,3] The auto industry is the second-largest consumer of steel, procuring 12% of global supply,[4] and is the largest aluminum buyer in the world.[5]

In its public disclosures, General Motors (GM) articulates a vision to achieve zero emissions, including goals and plans to achieve carbon neutrality in operations and use of sold products by 2040. However, it discloses no such targets or roadmaps for its supply chain emissions, which account for approximately 16% of the Company's contribution to climate change[6] and include significant emissions from steel and aluminum.[7]

While GM invites Tier 1 raw materials suppliers to achieve carbon neutrality by 2038 and pledges to procure 10% near-zero steel and low carbon aluminum by 2030,[8] such steps do not constitute a plan to reduce supply chain emissions in line with its zero emissions ambition.

Furthermore, GM lags peers in mitigating supply chain GHG emissions:

- Volvo and Mercedes-Benz have improved steel supply chain sustainability by participating in the ResponsibleSteel initiative.[9]
- Volvo has joined SteelZero, pledging to procure 50% net zero steel by 2030 and 100% by 2050.[10]
- Nissan will transition to low-carbon aluminum by 2030.[11]
- BMW, Mercedes-Benz, Volvo, Porsche, and other automakers have signed offtake agreements for low carbon steel produced by Stegra's green hydrogen mill.[12]

Enhanced disclosure of GM's plans to mitigate supply chain GHG emissions, including efforts to increase low carbon steel and aluminum procurement, could help the Company appropriately manage competitive risks and opportunities, mitigate climate risk, and clarify to investors how it intends to effectuate zero emissions.

Resolved: Shareholders request that General Motors, at reasonable expense and omitting proprietary information, issue a report describing if and how it plans to align its supply chain GHG emissions reduction strategies with its zero emissions ambition.

Supporting Statement: The essential purpose of this proposal is for GM to produce forward-looking disclosures demonstrating whether its existing policies and actions are aligned with its zero emissions ambition, and if not, to provide additional strategies and metrics accordingly. In developing the disclosures, proponents recommend:

- Taking into consideration approaches used by groups such as ResponsibleSteel and SteelZero;
- Describing how GM intends to meet its commitment to purchase at least 10% near-zero carbon steel and low carbon aluminum by 2030; and
- Analyzing the financial and climates-related impacts on GM's business of a range of low-carbon steel adoption scenarios.

[1] https://www.un.org/en/climatechange/net-zero-coalition
[2] https://www.sciencedirect.com/science/article/abs/pii/S2214629622000706
[3] https://www.globalefficiencyintel.com/aluminum-climate-impact-international-benchmarking-energy-co2- intensities
[4] https://theicct.org/publication/green-steel-automakers-us-europe-sep-24/
[5] https://leadthecharge.org/the-problem/aluminum/
[6] https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf, p10
[7] https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf, p22
[8] https://www.gm.com/content/dam/company/docs/us/en/gmcom/company/GM_2023_SR.pdf
[9] https://www.responsiblesteel.org/members-and-associates
[10] https://www.theclimategroup.org/steelzero-members
[11] https://global.nissannews.com/en/releases/nissan-to-transition-to-low-co2-emission-aluminum-by-2030
[12] https://stegra.com/

BOARD RESPONSE

- GM is committed to incorporating responsibly sourced materials into its supply chain, and GM collaborates with organizations inside and outside of the industry to develop sustainable supply chain programs.
- The requested report is unnecessary because GM already follows robust and transparent reporting practices.

GM is committed to incorporating responsibly sourced materials into its supply chain and is working to increase the use of sustainable materials in its vehicles.

As we transform our business to support production of EVs, we are not only considering end-of-life reusability and recyclability, but also working to ensure the use of sustainable materials in our vehicles from inception. We aim to procure increasingly sustainable materials, with a focus on reducing carbon emissions through process innovation, recycled material content, and renewable and fossil fuel-free energy for electricity. We will drive collaboration with our suppliers and apply data-driven strategies that can be customized to the specific attributes of each commodity. In addition, GM has a number of policies that document our commitment to responsibly sourced materials, including our Responsible Materials Policy, Conflict Minerals Policy, and Global Environmental Policy, all of which are available at: investor.gm.com/governanceandsustainability.

We know that our suppliers' commitment to responsible and sustainable operations is a critical component of our vision of zero crashes, zero emissions, and zero congestion. GM's cross-functional teams work directly with suppliers to integrate sustainability into all aspects of our supply chain. This includes our ESG Supplier Pledge, which invites our Tier 1 suppliers to embrace sustainability in a holistic manner, focusing on commitments related to environmental, social, and governance topics. As part of the Pledge, GM is asking its suppliers to commit to carbon neutrality for their Scope 1 and Scope 2 emissions relevant to products or services provided to GM, with a target of (i) 2035 for manufacturing suppliers that provide vehicle components and purchased equipment and (ii) 2038 for raw materials suppliers that provide raw materials or logistics. In addition, we have announced procurement commitments that are aligned with the goals of the First Movers Coalition with respect to concrete, steel, and aluminum.

GM collaborates with, and is an active member of, organizations inside and outside the automotive industry to develop sustainable and socially responsible supply chain programs.

As a First Movers Coalition member, GM engages in steel and aluminum sector working groups, participates in the Coalition's Near-Zero Steel 2030 Demand Challenge, and maintains a near-zero cement and concrete purchasing commitment. GM is also a member of the Scope 3 Peer Group, which is a global, multi-sector community focused on reducing supply chain emissions. We work closely with many other industry and supply chain-focused organizations, including the Automotive Industry Action Group (AIAG), where we actively participate in the Responsible Materials Working Group and sit on the Corporate Responsibility Steering Committee, and the Suppliers Partnership for the Environment, which convenes companies in the automotive value chain, to advance projects with positive environmental, economic, and community impact. GM also collaborates with the US Department of Energy and other industry leaders through the United States Advanced Battery Consortium LLC (USABC) and the United States Driving Research and Innovation for Vehicle Efficiency and Energy Sustainability (US DRIVE) Materials Technical Team (MTT) to support sustainable energy infrastructure development. GM has also partnered with the Responsible Business Alliance (RBA) to provide business ethics, environment, and human rights and working conditions training to our employees and suppliers. Additionally, GM is a member of the Global Platform for Sustainable Natural Rubber (GPSNR) to improve natural rubber supply chain sustainability.

The requested report is unnecessary because GM already follows robust and transparent reporting practices.

GM's approach to supply chain sourcing and sustainability is addressed in our annual Sustainability Report available at investor.gm.com/governanceandsustainability. Specifically, GM makes disclosures aligned with relevant Global Reporting Initiatives and Sustainability Accounting Standards Board standards. In addition, GM has been disclosing our annual Scope 3, Category 1 (Supply Chain) emissions data in the Sustainability Report for several years, supported by a robust process to calculate and monitor these emissions against our 2018 baseline. Furthermore, GM engages regularly with shareholders and other stakeholders on these and other critical supply chain and sustainability issues. Shareholders' approval of GM's current approach and related disclosure was confirmed when two similar proposals submitted by this shareholder proponent received only 14% of the vote at the Company's 2023 and 2024 annual meetings, respectively. GM will continue to provide robust public disclosure on its actions and engagement on supply chain sustainability matters, including our expanding engagement with providers of raw materials throughout our supply chain. Visit gmsustainability.com for more information.

 Therefore, the Board of Directors recommends a vote **AGAINST** this shareholder proposal.

Security Ownership Information

Security Ownership of Directors, Named Executive Officers, and Certain Other Beneficial Owners

The following table and accompanying footnotes show information regarding the beneficial ownership of GM's issued and outstanding common stock by (i) each of our directors and NEOs, and all directors and executive officers as a group, and (ii) each person known by us to beneficially own more than five percent of our issued and outstanding common stock as of the dates indicated in the footnotes. All directors and executive officers have sole voting and dispositive power over their shares, and none of the shares shown as beneficially owned by directors and executive officers are pledged as security for any obligation. The Percentage of Outstanding Shares is based on 966,280,490 shares issued and outstanding as of April 4, 2025.

Name	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares
Non-Employee Directors[1]		
Wesley G. Bush	20,000 [2],[3]	*
Joanne C. Crevoiserat	— [2]	*
Linda R. Gooden	1,000 [2]	*
Alfred F. Kelly Jr.	17,323	*
Joseph Jimenez	32,330 [2],[4]	*
Jonathan McNeill	— [2]	*
Judith A. Miscik	— [2]	*
Patricia F. Russo	31,000 [2]	*
Thomas M. Schoewe	22,005 [2]	*
Mark A. Tatum	— [2]	*
Jan E. Tighe	— [2]	*
Devin N. Wenig	— [2]	*
Named Executive Officers[1]		
Mary T. Barra	3,038,678 [5],[6]	*
Paul A. Jacobson	671,900 [5]	*
Mark L. Reuss	1,130,409 [5]	*
Michael Abbott	74,284 [5]	*
Craig B. Glidden	332,098 [5]	*
Rory V. Harvey	74,610	*
All Directors and Current Executive Officers as a Group (18 persons)	5,183,650 [7]	*
Certain Other Beneficial Owners[8]		
BlackRock, Inc.[9]	74,909,069	7.8
The Vanguard Group[10]	111,623,432	11.6

* Less than 1 percent.

(1) c/o General Motors Company, 300 Renaissance Center, Detroit, Michigan 48265.

(2) These amounts represent common stock only and do not include DSUs, which are unit equivalents of our common stock. For more information about how DSUs work, see page 36 Non-employee directors hold the following number of DSUs: 50,235 DSUs for Mr. Bush; 19,840 DSUs for Ms. Crevoiserat; 43,303 DSUs for Ms. Gooden; 83,075 DSUs for Mr. Jimenez; 2,106 DSUs for Mr. Kelly; 15,302 DSUs for Mr. McNeill; 26,631 DSUs for Ms. Miscik; 93,096 DSUs for Ms. Russo; 57,578 DSUs for Mr. Schoewe; 16,021 DSUs for Mr. Tatum; 12,111 DSUs for Ms. Tighe; and 57,981 DSUs for Mr. Wenig.

(3) These shares are held indirectly in the Wesley G. Bush Revocable Trust.

(4) This amount includes 330 shares of common stock that Mr. Jimenez holds indirectly through a limited liability company owned but not managed by him.

(5) These amounts include shares that may be acquired upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of April 4, 2025, as follows: 1,931,853 shares for Ms. Barra; 308,485 shares for Mr. Jacobson; 855,152 shares for Mr. Reuss; 0 shares for Mr. Abbott; 163,452 shares for Mr. Glidden; and 16,711 shares for Mr. Harvey.

(6) This amount includes 385,000 shares that are held indirectly in the Mary T. Barra Grantor Retained Annuity Trust Agreement #2 and the Mary T. Barra Grantor Retained Annuity Trust Agreement #3.

(7) This amount includes 3,199,731 shares that individuals in the group may acquire upon exercise of stock options that are currently exercisable or will become exercisable within 60 days of April 4, 2025. No director or executive officer had pledged shares of common stock as security or hedged their exposure to common stock.

(8) The Company is permitted to rely on the information reported by each beneficial owner in filings with the SEC and has no reason to believe that the information is incomplete or inaccurate or that the beneficial owner should have filed an amended report and did not.

(9) Based solely on information set forth in a Schedule 13G/A filed with the SEC on April 17, 2025, BlackRock, Inc., reported that it and its subsidiaries listed on Exhibit 99 to Schedule 13G/A were the beneficial owners of 74,909,069 shares of GM's outstanding common stock as of March 31, 2025. BlackRock reported having sole voting power over 65,212,860 shares and sole dispositive power over 74,909,069 shares. No shared voting or dispositive powers were reported. The address for BlackRock, Inc., is 50 Hudson Yards, New York, New York 10001.

(10) Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group reported that it was the beneficial owner of 111,623,432 shares of GM's outstanding common stock as of December 29, 2023. The Vanguard Group reported having shared voting power over 1,710,488 shares, sole dispositive power over 105,995,331 shares, and shared dispositive power over 5,628,101 shares. No sole voting power was reported. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

Delinquent Section 16(a) Reporting

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10% or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports that were required to be filed under Section 16(a) during 2024 were timely filed.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, about the Company's common stock that may be issued upon the exercise of options, warrants, and rights under all the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (B)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by security holders	34,917,261 [2]	$ 41.77	41,471,058 [3]
Equity compensation plans not approved by security holders	–	–	–
Total	34,917,261	$ 41.77	41,471,058

[1] Represents the weighted-average exercise price of outstanding options. The weighted-average price does not take RSU and PSU awards into account since they do not have exercise prices.

[2] The number includes the following:

[a] 13,562,778 shares represent options.

[b] 14,597,260 shares represent PSU awards assuming performance is achieved at target. For performance above target, awards may be settled in common stock, cash, or a combination of both.

[c] 6,757,223 shares represent RSUs.

The number represents awards outstanding under our 2020 Long-Term Incentive Plan and the Company's predecessor plans (i.e., the 2014 Long-Term Incentive Plan and the 2017 Long-Term Incentive Plan). The only awards outstanding under the Company's predecessor plans are vested and unexercised options.

[3] New awards are only granted under our 2020 Long-Term Incentive Plan, effective June 17, 2020, when the plan was approved by our shareholders. Shares that remained available for issuance under the Company's predecessor plans were only used to settle outstanding awards that were granted under such plans prior to June 17, 2020. As of December 31, 2024, shares that remain under our 2014 Long-Term Incentive Plan and our 2017 Long-Term Incentive Plan will not be used and have been excluded.

The following table provides information about the Company's common stock usage for awards granted and performance awards vested/earned during fiscal year 2024 under the Company's equity compensation plan.

	Granted	Performance Awards Vested/Earned
RSUs	5,700,000	–
PSUs	4,300,000	2,400,000

General Information About the Annual Meeting

Voting and Meeting Information

What are the matters to be presented at the Annual Meeting? How does the Board recommend that I vote, and what are the vote requirements?[*]

Agenda Item	Description	Board Recommendation	Vote Requirement for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Annual Election of Directors	**FOR each director nominee**	Majority of votes cast	No effect	No effect
2	Proposal to Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2025	**FOR**	Majority of shares present (in person or by proxy) and entitled to vote	Counted as "AGAINST"	Discretionary vote
3	Proposal to Approve, on an Advisory Basis, Named Executive Officer Compensation	**FOR**	Majority of shares present (in person or by proxy) and entitled to vote	Counted as "AGAINST"	No effect
4	Proposal to Approve the Amended and Restated Certificate of Incorporation	**FOR**	Majority of outstanding shares entitled to vote	Counted as "AGAINST"	Counted as "AGAINST"
5	Shareholder Proposal Regarding a Report on Supply Chain GHG Emissions Reduction Strategies	**AGAINST**	Majority of shares present (in person or by proxy) and entitled to vote	Counted as "AGAINST"	No effect

[*] See sections 1.7 and 2.2(c) of the Company's Bylaws for a description of the vote requirements and the impact of abstentions and broker non-votes on the meeting agenda items listed above.

Will Other Matters Be Presented at the Annual Meeting?

We do not know of any matters to be voted on by shareholders at the Annual Meeting other than those included in this Proxy Statement. If any matter other than the election of directors or items 2 through 5 in this Proxy Statement is properly presented at the meeting, your executed proxy gives the Proxies discretionary authority to vote your shares in accordance with their best judgment with respect to the matter presented.

How Do I Attend the Virtual Annual Meeting?

The Annual Meeting will be held virtually this year. If circumstances warrant, the Board and certain members of management may dial in to the webinar from remote locations and will not be present in person.

How to Participate in the Annual Meeting Online	1. Visit virtualshareholdermeeting.com/GM2025; and 2. Enter the 16-digit control number included on your Notice, on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials. You may log in to the meeting platform beginning at 11:45 a.m. Eastern Time on June 3, 2025. The meeting will begin promptly at 12:00 p.m. Eastern Time.
How to Participate in the Annual Meeting Without Internet Access	Call (877) 328-2502 (toll free) or (412) 317-5419 (international) to listen to the meeting proceedings. If you join via phone, you will not be able to vote your shares during the meeting.
How to Participate in the Annual Meeting Without a 16-digit Control Number	Visit virtualshareholdermeeting.com/GM2025 and register as a guest. If you join as a guest, you will not be able to vote your shares or ask questions during the meeting.
For Help with Technical Difficulties	Call (844) 986-0822 (U.S.) or (303) 562-9302 (international) for assistance.
Additional Questions	Email GM Shareholder Relations at shareholder.relations@gm.com.

How Can I Submit Questions for the Online Meeting?

Submitting Questions Before the Meeting	1. Log in to proxyvote.com; 2. Enter your 16-digit control number; and 3. Once past the login screen, click on "Questions for Management," type in your question, and click "Submit."
Submitting Questions During the Meeting	1. Log in to the online meeting platform at virtualshareholdermeeting.com/GM2025, type your question in the "Ask a Question" field, and click "Submit"; or 2. Call (877) 328-2502 (toll free) or (412) 317-5419 (international) and press *1 when we announce the question and answer session has opened.

Only shareholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints.

How Do I Vote at the Annual Meeting?

Shareholders of record and beneficial owners who join the Annual Meeting online will be able to vote their shares electronically during the meeting. However, even if you plan to participate in the Annual Meeting online, we recommend that you also vote by proxy so that your votes will be counted if you later decide not to participate in the Annual Meeting.

What Is a Quorum?

The presence of the holders of a majority of the outstanding shares of our common stock, in person or by proxy, will constitute a quorum for transacting business at the Annual Meeting. Abstentions and broker non-votes are counted as present for purposes of establishing a quorum at the meeting.

Who Are the Proxies for the Annual Meeting?

The Board appointed the following officers to act as Proxies: Mary T. Barra, Grant Dixton, and John S. Kim. If you sign and return your proxy card or voting instruction form with voting instructions, one or more of the Proxies will vote your shares as you direct on the matters described in this Proxy Statement. If you sign and return your proxy card or voting instruction form without voting instructions, one or more of the Proxies will vote your shares as recommended by the Board.

Who Can Vote at the Annual Meeting?

If you are a holder of the Company's common stock as of the close of business on April 4, 2025, or you hold a valid proxy, you are entitled to vote at the Annual Meeting. On that date, the Company had 966,280,490 shares of common stock outstanding and entitled to vote. Each share of our common stock entitles the holder to one vote.

Can I Vote Without Attending the Annual Meeting?

To vote your shares without attending the Annual Meeting, please follow the instructions for voting provided on the Notice, on your proxy card, or on the voting instructions form. When you timely submit your proxy or voting instructions in the proper form, your shares will be voted according to your instructions. If you sign, date, and return the proxy card or voting instructions form without specifying how you wish to cast your vote, your shares will be voted by the Proxies according to the recommendations of the Board, as indicated above. Internet and telephone voting are available 24 hours a day through 11:59 p.m. Eastern Time on Monday, June 2, 2025.

Can I Revoke My Proxy?

After you have submitted your proxy or voting instructions by internet, telephone, or mail, you may revoke it at any time until it is voted at the Annual Meeting. Your attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote your shares electronically during the meeting.

To revoke your proxy, follow the instructions below.

Shareholders of Record
- Grant a new proxy bearing a later date (which automatically revokes the earlier proxy);
- Send a written notice of revocation to the General Motors Company Corporate Secretary at Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265;
- Email the General Motors Company Corporate Secretary at shareholder.relations@gm.com; or
- Participate in the Annual Meeting and vote your shares electronically during the meeting.

Street Name Shareholders
- Notify your broker, bank, or nominee in accordance with that entity's procedures for revoking your voting instructions; or
- Participate in the Annual Meeting and vote your shares electronically during the meeting.

How Do I the View Annual Meeting Voting Results After the Meeting?

Our independent inspector of elections, Broadridge Financial Services, Inc., will tabulate the vote at the Annual Meeting. We will provide voting results on our website and in a Current Report on Form 8-K filed with the SEC.

What Is a "Shareholder of Record" and "Beneficial Shareholder"?

If your shares are owned directly in your name in an account with GM's stock transfer agent, Computershare Trust Company, N.A., you are considered the "shareholder of record" of those shares in your account. If your shares are held in an account with a broker, bank, or other nominee as a custodian on your behalf, you are considered a "beneficial shareholder" of those shares, which are held in street name. The broker, bank, or other nominee is considered the shareholder of record for those shares. As the beneficial owner, you have the right to instruct the broker, bank, or other nominee on how to vote the shares in your account. In order for your shares to be voted in the way you would like, you must provide voting instructions to your broker, bank, or other nominee by the deadline provided in the proxy materials you receive from your broker, bank, or other nominee. If you do not provide voting instructions to your broker, bank, or other nominee, whether your shares can be voted

on your behalf depends on the type of item being considered for vote. Under NYSE rules, brokers are permitted to exercise discretionary voting authority only on "routine" matters. Therefore, your broker may vote on Item No. 2 ("Proposal to Ratify the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2025") even if you do not provide voting instructions because it is considered a routine matter. **Your broker is not permitted to vote on the other agenda items if you do not provide voting instructions because those items involve matters that are considered non-routine.**

What Is Householding?

SEC rules permit companies to send a single Proxy Statement and Annual Report or Notice to two or more shareholders that share the same address, subject to certain conditions. Each shareholder will continue to receive a separate proxy card or voting instruction form, and it will include the unique 16-digit control number that is needed to vote those shares and to access and vote during the Annual Meeting. This "householding" rule will benefit both the shareholders and GM by reducing the volume of duplicate information shareholders receive and reducing GM's printing and mailing costs.

If one set of these documents was sent to your household for the use of all GM shareholders in your household and one or more of you would prefer to receive additional sets, or if multiple copies of these documents were sent to your household and you want to receive one set in the future, please contact Broadridge Financial Solutions, Inc., by calling toll-free at (866) 540-7095 or by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If a broker, bank, or other nominee holds your shares, please contact your broker, bank, or other nominee directly if you have questions about delivery of materials, require additional copies of the Proxy Statement or Annual Report, or wish to receive multiple copies of proxy materials, which would require you to state that you do not consent to householding.

Where Can I Find the Annual Report and Other Investor Materials?

You may download a copy of our 2024 Annual Report and 2025 Proxy Statement at investor.gm.com/shareholder. Our other SEC filings are available at investor.gm.com/sec-filings. Alternatively, you may request a printed copy of these publications by writing to Shareholder Relations at General Motors Company, Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265 or by email to shareholder.relations@gm.com. Our 2024 Sustainability Report, when published, and our sustainability policies, compliance documents, and political contributions and lobbying disclosures can be found at gmsustainability.com. The reports and information contained in, or that can be accessed from, our websites are not incorporated by reference into, and are not part of, this Proxy Statement.

Who Is Soliciting My Proxy and Who Bears the Cost of the Solicitation?

We will pay our cost for soliciting proxies for the Annual Meeting. The Company will distribute proxy materials and follow-up reminders, if any, by mail and electronic means. We have engaged Innisfree M&A Incorporated, a professional proxy solicitation firm located at 501 Madison Avenue, 20th Floor, New York, New York 10022, to assist with the solicitation of proxies and to provide related advice and informational support for a service fee, plus customary disbursements. We expect to pay Innisfree a base fee of $20,000, plus expenses for these services. GM directors, officers, and employees may also solicit proxies by mail, telephone, or personal visits. They will not receive any additional compensation for their services.

GM will provide copies of these proxy materials to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others so that they may forward these proxy materials to the beneficial owners. As usual, we will reimburse brokers, banks, and other nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

How Can I Submit Shareholder Proposals and Director Nominations for the 2026 Annual Meeting?

Type of Proposal	Rule 14a-8 Proposals by Shareholders for Inclusion in Next Year's Proxy Statement	Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access)	Other Proposals or Nominees for Presentation at Next Year's Annual Meeting (including under Rule 14a-19)
Rules/Provisions	SEC rules and our Bylaws permit shareholders to submit proposals for inclusion in our Proxy Statement if the shareholder and the proposal meet the requirements specified in SEC Rule 14a-8.	Our Bylaws permit a shareholder or group of shareholders (up to 20) who have owned a significant amount of common stock (at least 3 percent) for a significant amount of time (at least three years) to submit director nominees (up to 20 percent of the Board or two directors, whichever is greater) for inclusion in our Proxy Statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our Bylaws.	Our Bylaws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's Proxy Statement (either under SEC Rule 14a-8 or our proxy access bylaw), but is instead sought to be presented directly at next year's annual meeting must be received at our principal executive offices no earlier than 180 days and no later than 120 days before the first anniversary of this year's Annual Meeting.
Deadline for Submitting These Proposals	Proposals must be received at our principal executive offices no later than 11:59 p.m. Eastern Time on **December 22, 2025.**	Proposals must be received at our principal executive offices no earlier than **December 5, 2025**, and no later than 11:59 p.m. Eastern Time on **February 3, 2026.**	
Where to Send These Proposals	Mail proposals to our Corporate Secretary at Mail Code 482-C24-A68, 300 Renaissance Center, Detroit, Michigan 48265 or send proposals by email to <u>shareholder.relations@gm.com</u>.		
What to Include	Proposals must conform to and include the information required by SEC Rule 14a-8.	Proposals must include information required by our Bylaws, which are available on our website at <u>investor.gm.com/ governanceandsustainability</u>, and all requirements in Rule 14a-19(b), if applicable.	

Defined Terms, Commonly Used Acronyms, and Cautionary Statements

2024 Form 10-K	GM's Annual Report on Form 10-K for the year ended December 31, 2024
AAFCF	Adjusted Automotive Free Cash Flow
Annual Meeting	GM's Annual Meeting of Shareholders to be held on June 3, 2025
AAOCF	Adjusted Automotive Operating Cash Flow
AV	Autonomous Vehicle
Board	GM's Board of Directors
Bylaws	GM's Amended and Restated Bylaws, dated as of April 20, 2023
CAGR	Compound Annual Growth Rate
CAP	Compensation Actually Paid
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Code of Conduct	GM's Code of Conduct: "Winning with Integrity"
Compensation Committee	Executive Compensation Committee
DB	Defined Benefit
DC	Defined Contribution
Director Compensation Plan	General Motors Company Deferred Compensation Plan for Non-Employee Directors
DSU	Deferred Share Unit
EBIT	Earnings Before Interest and Taxes
EBT	Earnings Before Taxes
EPS	Earnings Per Share
ESG	Environmental, Social, and Governance
EV	Electric Vehicle
EY	Ernst & Young LLP
GAAP	U.S. Generally Accepted Accounting Principles
GHG	Greenhouse Gas
GICS	Global Industry Classification Standard
GM, General Motors, or the Company	General Motors Company
GM Financial	General Motors Financial Company, Inc.
GMI	GM International
GMNA	GM North America
Governance Committee	Governance and Corporate Responsibility Committee
ICE	Internal Combustion Engine
IRC	Internal Revenue Code

IRS	Internal Revenue Service
LTIP	Long-Term Incentive Plan
M&A	Mergers and Acquisitions
NEO	Named Executive Officer
Notice	Notice Regarding the Availability of Proxy Materials
NQ	Nonqualified
NYSE	New York Stock Exchange
OEM	Original Equipment Manufacturer
PAC	Political Action Committee
Proxies	Mary T. Barra, Grant Dixton, and John S. Kim
PSU	Performance Share Unit
R&D	Research and Development
ROIC	Return on Invested Capital
RSU	Restricted Stock Unit
SCT	Summary Compensation Table
SEC	U.S. Securities and Exchange Commission
Senior Leadership Team	Certain members of management who report directly to the CEO or the President
Shares	Unless otherwise indicated, GM's Common Stock, $0.01 par value per share
STIP	Short-Term Incentive Plan
TSR	Total Shareholder Return

Appendix A: Non-GAAP Financial Measures

Non-GAAP Reconciliations

Our Company reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information.

Our non-GAAP measures presented in this Proxy Statement include: (i) EBIT-adjusted, presented net of noncontrolling interests, and EBIT-adjusted margin (ii) EPS-diluted-adjusted, (iii) ROIC-adjusted, and (iv) adjusted automotive free cash flow. Our calculation of these non-GAAP measures may not be comparable with similarly-titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of these non-GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for related GAAP measures. See our 2024 Form 10-K and our subsequent filings with the SEC for additional information about the non-GAAP measures presented herein, including a description of the use of such measures. References to "record" or "best" performance (or similar statements) in this Proxy Statement refer to General Motors Company, as established in 2009. In addition, certain figures included in the charts and tables in this Proxy Statement may not sum due to rounding. The numbers in the tables below may not sum due to rounding.

The following table reconciles Net Income Attributable to Stockholders under GAAP to EBIT-adjusted and EBIT-adjusted margin:

($B)	2022	2023	2024	Total
Net Sales and Revenue	$ 156.7	$ 171.8	$ 187.4	$516.0
Net Income Attributable to Stockholders	9.9	10.1	6.0	26.1
Income Tax Expense	1.9	0.6	2.6	5.0
Automotive Interest Expense	1.0	0.9	0.8	2.7
Automotive Interest Income	(0.5)	(1.1)	(1.0)	(2.5)
Adjustments:				
China JV restructuring actions[1]	–	–	4.0	4.0
Cruise restructuring[2]	–	0.5	1.1	1.6
Buick dealer strategy[3]	0.5	0.6	1.0	2.0
Restructuring actions[4]	–	–	0.2	0.2
GMI plant wind down[5]	–	–	0.2	0.2
Headquarters relocation[6]	–	–	0.1	0.1
Voluntary separation program[7]	–	1.0	–	1.0
GM Korea wage litigation[8]	–	(0.1)	–	(0.1)
India asset sales[9]	–	(0.1)	–	(0.1)
Cruise compensation modifications[10]	1.1	–	–	1.1
Russia exit[11]	0.7	–	–	0.7
Patent royalty matters[12]	(0.1)	–	–	(0.1)
Total Adjustments	2.1	1.9	6.5	10.5
EBIT-adjusted	$ 14.5	$ 12.4	$ 14.9	$ 41.8

($B)	2022	2023	2024	Total
Incentive Compensation Adjustments[13]				1.1
EBIT-adjusted (for incentive compensation purposes)				**$ 42.8**
EBIT-adjusted Margin (for incentive compensation purposes)				**8.3%**

[1] These adjustments were excluded because they relate to the other-than-temporary impairment and our portion of restructuring charges recorded in equity earnings associated with our restructuring actions of "Automotive China JVs" (as defined in our Annual Report on Form 10-K for the year ended December 31, 2024).

[2] These adjustments were excluded because they relate to restructuring charges resulting from the plan to combine the Cruise and GM technical efforts to advance autonomous and assisted driving, the indefinite delay of the Cruise Origin and the voluntarily pausing in 2023 of Cruise's driverless, supervised and manual AV operations in the U.S. The adjustments primarily consist of non-cash restructuring charges, supplier-related charges and employee separation costs.

[3] These adjustments were excluded because they relate to strategic activities to transition certain Buick dealers out of our dealer network as part of Buick's EV strategy.

[4] These adjustments were excluded because they relate to employee separation charges primarily in North America.

[5] These adjustments were excluded because they relate to the wind down of our manufacturing operations in Colombia and Ecuador.

[6] These adjustments were excluded because they relate to the GM headquarters relocation, primarily consisting of accelerated depreciation.

[7] These adjustments were excluded because they relate to the acceleration of attrition as part of the cost reduction program announced in January 2023, primarily in the U.S.

[8] These adjustments were excluded because they relate to the partial resolution of subcontractor matters in Korea.

[9] These adjustments were excluded because they relate to an asset sale resulting from our strategic decision in 2020 to exit India.

[10] This adjustment was excluded because it relates to the one-time modification of Cruise stock incentive awards.

[11] This adjustment was excluded because it relates to the shutdown of our Russia business including the write off of our net investment and release of accumulated translation losses into earnings.

[12] These adjustments were excluded because they relate to certain royalties accrued with respect to past-year vehicle sales in 2021 and the resolution of substantially all of these matters in 2022.

[13] This adjustment excludes total compensation expense related to Cruise share-based awards incurred over the three-year PSU performance period.

The following table reconciles Diluted Earnings per Common Share under GAAP to EPS-diluted-adjusted:

($ per Share)	2024
Diluted Earnings per Common Share	$ 6.37
Adjustments[1]	5.75
Tax effect of adjustments[2]	(0.42)
Return from preferred shareholders[3]	(1.10)
EPS-diluted-adjusted	**$10.60**

[1] Refer to the reconciliation of Net Income Attributable to Stockholders under GAAP to EBIT-adjusted above for adjustment details.

[2] The tax effect of each adjustment is determined based on the tax laws and valuation allowance status of the jurisdiction to which the adjustment relates.

[3] This adjustment consists of a return from the preferred shareholders related to the redemption of Cruise preferred shares from noncontrolling interest holders.

The following table summarizes the calculation of ROIC-adjusted:

($B)	2024
EBIT-adjusted[1]	**$14.9**
Average equity[2]	68.9
Add: Average automotive debt and interest liabilities (excluding finance leases)	16.1
Add: Average automotive net pension and other post-retirement benefits liabilities	9.4
Less: Average automotive net income tax asset	(22.7)
ROIC-adjusted average net assets	**71.8**
ROIC-adjusted	**20.8%**

[1] Refer to the reconciliation of Net Income Attributable to Stockholders under GAAP to EBIT-adjusted above for adjustment details.

[2] Includes equity of noncontrolling interests where the corresponding earnings (loss) are included in EBIT-adjusted.

Adjusted Automotive Free Cash Flow

In the section titled "Compensation Discussion and Analysis," we present one of our incentive compensation measures, adjusted automotive free cash flow, which is not prepared in accordance with GAAP. Below is a reconciliation of adjusted automotive free cash flow (as calculated for incentive compensation purposes) to Net Automotive Cash Provided by Operating Activities, its nearest GAAP measure. The numbers in the table below may not sum due to rounding.

($B)		2024
Net Automotive Cash Provided by Operating Activities		**$23.9**
Less: Capital expenditures		(10.7)
Adjustments:		
Add: Buick dealer strategy	0.5	
Add: Restructuring actions	0.2	
Add: GMI plant wind down	0.1	
Add: Employee separation costs	0.1	
Add: Incentive compensation adjustments[1]	0.0	
Total adjustments		0.8
Adjusted Automotive Free Cash Flow		**$14.0**

[1] Reflects certain recall-related expenses attributable to events occurring in 2014.

Appendix B: Proposed Amendments to the Company's Certificate of Incorporation

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GENERAL MOTORS COMPANY

Pursuant to ~~Section~~Sections 242 and 245 of the General Corporation Law of the State of Delaware

General Motors Company, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is General Motors Company. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware under the name "General Motors Holding Company" was August 11, 2009.

2. This Amended and Restated Certificate of Incorporation ~~only~~(this "Certificate of Incorporation") restates and integrates and ~~does not~~ further ~~amend~~amends the provisions of the ~~Certificate~~certificate of ~~Incorporation~~incorporation of this corporation, as heretofore ~~amended or supplemented, and there is no discrepancy between the provisions of the~~ in effect. This Certificate of Incorporation ~~as heretofore amended and supplemented and the provisions of this Restated Certificate. This Restated Certificate~~ was duly adopted in accordance with the provisions of ~~Section~~Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. The text of the ~~Certificate~~certificate of ~~Incorporation~~incorporation of this corporation, as heretofore in effect, is hereby amended and restated and integrated to read in its entirety as follows:

FIRST.   The name of the Corporation is General Motors Company (the "Corporation").

SECOND.   The address of the Corporation's registered office in the State of Delaware is ~~1209~~ 251 Little Falls Drive~~Orange Street,~~ in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation ~~Trust~~ Service Company.

THIRD.   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.   The total number of shares of capital stock which the Corporation shall have authority to issue is 7,000,000,000, consisting of 2,000,000,000 shares of Preferred Stock, par value $0.01 per share (hereinafter referred to as "~~"~~Preferred Stock~~");~~"),~~ and 5,000,000,000 shares of Common Stock, par value $0.01 per share (hereinafter referred to as "Common Stock").

~~Upon this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each share of common stock of the Corporation, par value $0.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, shall without further action on the part of the Corporation or any holder of Old Common Stock automatically be reclassified as and subdivided into three (3) shares of Common Stock. Any stock certificate that,~~

~~immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by three (3); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate have been reclassified pursuant hereto.~~

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The designation of the series, which may be by distinguishing number, letter or title.

(b) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding).

(c) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative.

(d) Dates at which dividends, if any, shall be payable.

(e) The redemption rights and price or prices, if any, for shares of the series.

(f) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series.

(g) The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(h) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made.

(i) Restrictions on the issuance of shares of the same series or of any other class or series.

(j) The voting rights, if any, of the holders of shares of the series.

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may otherwise be provided in this Certificate of Incorporation~~, in a~~ (which, for all purposes of this Certificate of Incorporation, includes the terms of any Preferred Stock Designation ~~or by applicable law,~~), the holders of shares of Common Stock shall be entitled to one vote for each such share upon each matter presented to the stockholders~~,~~ and the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders~~.~~; *provided, however,* that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms, number of shares, powers, designations, preferences, or relative participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereon, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one more other such series, to vote thereon pursuant to this Certificate of Incorporation (including, without limitation, any Preferred Stock Designation relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

FIFTH.   Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot. The business and affairs of the Corporation shall be managed by, or under

the direction of, the Board of Directors. The total number of directors constituting the entire Board of Directors shall be not more than 17, except as otherwise provided in a Preferred Stock Designation, with the then-authorized number of directors being fixed from time to time by resolution of the Board of Directors. ~~Other than as set forth in the bylaws of the Corporation, vacancies~~Vacancies and newly created directorships shall be filled exclusively pursuant to a resolution adopted by the Board of Directors.

SIXTH.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation. The stockholders may also adopt, amend, or repeal the bylaws of the Corporation, whether adopted by them or otherwise, but only upon the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote thereon.

SEVENTH.   ~~No director~~To the fullest extent permitted by the General Corporation Law of the State of Delaware, no director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except for liability of (i) a director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174, or any successor provision thereto, of the General Corporation Law of the State of Delaware, or (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal.

EIGHTH.   The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

NINTH.   ~~Following the time of the Initial Public Offering (as defined below) of the Corporation, no~~NINTH.   No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders except where such consent is signed by the holders of all shares of stock of the Corporation then outstanding and entitled to vote thereon.

~~"Initial Public Offering" means the earlier to occur of (i) the initial public offering of the Common Stock (whether such offering is primary or secondary) that is underwritten by a nationally recognized investment bank, pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 under the Securities Act of 1933, as amended, is applicable, or a registration statement on Form S-4, Form S-8 or a successor to one of those forms) or (ii) the later of (x) the date on which a Corporation registration statement filed under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, shall have been declared effective by the Securities and Exchange Commission or otherwise became effective under the Exchange Act and (y) the date of distribution of the shares of Common Stock beneficially owned (within the meaning given in Rule 13d-3 of the Exchange Act) by Motors Liquidation Company, a Delaware corporation, pursuant to its plan of reorganization.~~

~~TENTH.~~

~~Section 1.   Definitions. As used in this ARTICLE TENTH, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of Treasury Regulation §1.382−2T shall include any successor provisions):~~

~~"Agent" has the meaning set forth in Section 5 of this ARTICLE TENTH.~~

~~"Board of Directors" or "Board" means the board of directors of the Corporation.~~

~~"Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.~~

"Close of Business" on any given date shall mean 5:00 p.m., New York time, on such date; provided, however, that, if such date is not a Business Day, it shall mean 5:00 p.m., New York time, on the next succeeding Business Day.

"Code" means the United States Internal Revenue Code of 1986, as amended, including any successor statute.

"Common Stock" means the common stock, par value $0.01 per share, of the Corporation, and any Security Entitlement with respect to such Common Stock.

"Corporation Security" or "Corporation Securities" means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code or treated as so described pursuant to Treasury Regulation §1.382−2(a)(3)(i)), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation §1.382−2T(h)(4)(v)) to purchase Securities of the Corporation and (iv) any Stock; provided, however, that "Corporation Security" or "Corporation Securities" shall not mean shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share, of the Corporation.

"Excess Securities" has the meaning given such term in Section 4(a) of this ARTICLE TENTH;

"Expiration Date" means the earliest of (i) the Close of Business on December 31, 2013, subject to extension in accordance with Section 2(b) of this ARTICLE TENTH; (ii) the date upon which the Board of Directors determines by resolution that due to the repeal of Section 382 of the Code, or any other change in law, this ARTICLE TENTH is no longer necessary for the preservation of Tax Benefits; (iii) the first day of any taxable year of the Corporation to which the Board of Directors determines by resolution that no Tax Benefits may be carried forward; or (iv) such date as the Board of Directors determines for the restrictions set forth in Section 2 of this ARTICLE TENTH to terminate.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Five Percent Transaction" has the meaning set forth in Section 2(a) of this ARTICLE TENTH.

"Five Percent Stockholder" means a Person with a Percentage Stock Ownership of 4.9% or more.

"MLC Entity" means Motors Liquidation Company or any trust (whether one or more) created pursuant to a chapter 11 plan of Motors Liquidation Company, as amended or modified from time to time, which has been confirmed by the United States Bankruptcy Court for the Southern District of New York or any other entity distributing Corporation Securities pursuant to such chapter 11 plan.

"Percentage Stock Ownership" means the percentage stock ownership interest of any Person for purposes of Section 382 of the Code as determined in accordance with Treasury Regulation §§1.382−2T(g), (h) and (k) and 1.382−4; provided, that (1) for purposes of applying Treasury Regulation §1.382−2T(k)(2), the Corporation shall be treated as having "actual knowledge" of the beneficial ownership of all outstanding shares of Stock that would be ttributed to any individual or entity, and (2) for the sole purpose of determining the Percentage Stock Ownership of any entity (and not for the purpose of determining the Percentage Stock Ownership of any other Person), Corporation Securities held by such entity shall not be treated as no longer owned by such entity pursuant to Treasury Regulation §1.382−2T(h)(2)(i)(A).

"Person" means any individual, firm, corporation, business trust, joint stock company, partnership, trust, limited liability company, limited partnership, governmental or other entity, or any group of Persons making a "coordinated acquisition" of shares or otherwise treated as an entity within the meaning of Treasury Regulation §1.382−3(a)(1), and shall include any successor (by merger or otherwise) of any such entity; provided, however, that a Person shall not mean a Public Group.

"Preferred Stock" means the preferred stock, par value $0.01 per share, of the Corporation.

"Prohibited Distributions" means any and all dividends or other distributions paid by the Corporation with respect to any Excess Securities received by a Purported Transferee.

"Prohibited Transfer" means any Transfer or purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this ARTICLE TENTH.

"Proposed Transaction" has the meaning set forth in Section 3(b) of this ARTICLE TENTH.

"Public Group" has the meaning set forth in Treasury Regulation §1.382−2T(f)(13).

"Purported Transferee" has the meaning set forth in Section 4(a) of this ARTICLE TENTH.

"Request" has the meaning set forth in Section 3(b) of this ARTICLE TENTH.

"Requesting Person" has the meaning set forth in Section 3(b) of this ARTICLE TENTH.

"Securities" and "Security" each has the meaning set forth in Section 7 of this ARTICLE TENTH.

"Security Entitlement" has the meaning set forth in Section 8-102(17) of the Uniform Commercial Code.

"Stock" means any interest or Security Entitlement that would be treated as "stock" of the Corporation pursuant to Treasury Regulation §1.382−2T(f)(18).

"Subsidiary" or "Subsidiaries" of any Person means any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other Persons performing similar functions are beneficially owned, directly or indirectly, by such Person, and any corporation or other entity that is otherwise controlled by such Person.

"Tax Benefits" means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" of the Corporation or any of its Subsidiaries as of December 31, 2009, within the meaning of Section 382 of the Code.

"Transfer" means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition or other action taken by a Person, other than the Corporation, that alters the Percentage Stock Ownership of any Person. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation §1.382−2T(h)(4)(v)). Notwithstanding anything to the contrary, a Transfer shall not include any Transfer (determined without regard to this sentence) (i) by any MLC Entity to or for the benefit of creditors of Motors Liquidation Company, beneficiaries of any trust created pursuant to a chapter 11 plan of Motors Liquidation Company as amended or modified from time to time, which has been confirmed by the United States Bankruptcy Court for the Southern District of New York or another MLC Entity, (ii) by any Person distributing Corporation Securities pursuant to a chapter 11 plan of Motors Liquidation Company as amended or modified from time to time, hich has been confirmed by the United States Bankruptcy Court for the Southern District of New York, and (iii) by any Person for distribution in the Initial Public Offering (as defined in ARTICLE NINTH). For the avoidance of doubt, a Transfer shall not include (i) the creation or grant of an option by the Corporation or (ii) the issuance or grant of Stock by the Corporation (including, but not limited to, the exercise of any warrant issued by the Corporation).

"Transferee" means, with respect to any Transfer, any Person to whom Corporation Securities are, or are proposed to be, Transferred.

"Transferor" means, with respect to any Transfer, any Person by or from whom Corporation Securities are, or are proposed to be, Transferred.

"Treasury Regulations" means the regulations, including temporary regulations or any successor regulations promulgated under the Code, as amended from time to time.

Section 2. Transfer and Ownership Restrictions.

(a) In order to preserve the Tax Benefits, from and after the day prior to the Initial Public Offering (as defined in ARTICLE NINTH), any attempted Transfer of Corporation Securities prior to the Expiration Date and any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date shall be prohibited and void ab initio to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (i) any Person would become a Five Percent Stockholder or (ii) the Percentage Stock Ownership in the Corporation of any Five Percent Stockholder would be increased (any such Transfer that would have the result described in clauses (i) or (ii), a "Five Percent Transaction"). The prior sentence is not intended to prevent the Corporation Securities from being DTC-eligible or CDS-eligible and shall not preclude either the transfer to DTC, CDS or to any other securities intermediary, as such term is defined in § 8-102(14) of the Uniform Commercial Code, of Corporation Securities not previously held through DTC, CDS or such intermediary or the settlement of any transactions in the Corporation Securities entered into through the facilities of a national securities exchange, any

national securities quotation system or any electronic or other alternative trading system; provided that if such transfer or the settlement of the transaction would result in a Prohibited Transfer, such Transfer shall nonetheless be a Prohibited Transfer subject to all of the provisions and limitations set forth in the remainder of this ARTICLE TENTH.

(b) The Expiration Date is subject to extension for two (2) additional one (1) year terms (*i.e.*, until December 31, 2014, and December 31, 2015) if, in each case, the Board of Directors determines by a resolution adopted not more than three (3) months prior to the then scheduled Expiration Date that the extension of the transfer restrictions provided in Section 2(a) of this ARTICLE TENTH is reasonably necessary in order to preserve the Tax Benefits and would be in the best interests of the Corporation and its stockholders.

Section 3. Exceptions; Waiver of Transfer and Ownership Restrictions.

(a) Any Transfer of Corporation Securities that would otherwise be prohibited pursuant to Section 2(a) of this ARTICLE TENTH shall nonetheless be permitted if (i) prior to such Transfer being consummated (or, in the case of an involuntary Transfer, as soon as practicable after the transaction is consummated), the Board of Directors approves the Transfer in accordance with Sections 3(b) or 3(c) of this ARTICLE TENTH (such approval may relate to a Transfer or series of identified Transfers), (ii) such Transfer is pursuant to any transaction, including, but not limited to, a merger or consolidation, in which all holders of Corporation Securities receive, or are offered the same opportunity to receive, cash or other consideration for all such Corporation Securities, and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of Common Stock or (iii) such Transfer is a Transfer to an underwriter for distribution in a public offering; provided, however, that Transfers by such underwriter to purchasers in such offering remain subject to this ARTICLE TENTH.

(b) The restrictions contained in this ARTICLE TENTH are for the purposes of reducing the risk that any "ownership change" (as defined in the Code) with respect to the Corporation may limit the Corporation's ability to utilize its Tax Benefits. The restrictions set forth in Section 2(a) of this ARTICLE TENTH shall not apply to a proposed Transfer that is a Five Percent Transaction if the Transferor or the Transferee obtains the authorization of the Board of Directors in the manner described below. In connection therewith, and to provide for effective policing of these provisions, any Person who desires to effect a Five Percent Transaction (a "Requesting Person") shall, prior to the date of such transaction for which the Requesting Person seeks authorization (the "Proposed Transaction"), request in writing (a "Request") that the Board of Directors review the Proposed Transaction and authorize or not authorize the Proposed Transaction in accordance with this Section 3(b). A Request shall be mailed or delivered to the Secretary of the Corporation at the Corporation's principal place of business. Such Request shall be deemed to have been received by the Corporation when actually received by the Corporation. A Request shall include: (i) the name, address and telephone number of the Requesting Person; (ii) the number and Percentage Stock Ownership of Corporation Securities then beneficially owned by the Requesting Person; (iii) a reasonably detailed description of the Proposed Transaction or Proposed Transactions for which the Requesting Person seeks authorization; and (iv) a request that the Board of Directors authorize the Proposed Transaction pursuant to this Section 3(b). The Board of Directors shall, in good faith, endeavor to respond to each Request within twenty (20) Business Days of receiving such Request. The Board of Directors may authorize a Proposed Transaction if it determines that the Proposed Transaction would not jeopardize the Corporation's ability to preserve and use the Tax Benefits. Any determination by the Board of Directors not to authorize a Proposed Transaction shall cause such Proposed Transaction to be deemed a Prohibited Transfer. The Board of Directors may impose any conditions that it deems reasonable and appropriate in connection with authorizing any Proposed Transaction. In addition, the Board of Directors may require an affidavit or representations from such Requesting Person or opinions of counsel to be rendered by counsel selected by the Requesting Person (and reasonably acceptable to the Board of Directors), in each case, as to such matters as the Board of Directors may reasonably determine with respect to the preservation of the Tax Benefits. Any Requesting Person who makes a Request to the Board of Directors shall reimburse the Corporation, within thirty (30) days of demand therefor, for all reasonable out-of-pocket costs and expenses incurred by the Corporation with respect to any Proposed Transaction, including, without limitation, the Corporation's reasonable costs and expenses incurred in determining whether to authorize the Proposed Transaction, which costs may include, but are not limited to, any expenses of counsel and/or tax advisors engaged by the Board of Directors to advise the Board of Directors or deliver an opinion thereto. Any authorization of the Board of Directors hereunder may be given prospectively or retroactively. Furthermore, the Board of Directors shall approve within ten (10) Business Days of receiving a Request as provided in this Section 3(b) any proposed Transfer: (x) that does not add to any aggregate increase in Percentage Stock Ownership by the Five Percent Stockholders (as determined after giving effect to the proposed Transfer) over

the lowest Percentage Stock Ownership by the Five Percent Stockholders (as determined immediately before the proposed Transfer) at any time during the relevant testing period, in all cases for purposes of Section 382 of the Code, (y) if such proposed Transfer and all prior and anticipated Transfers effected or expected to be effected during the relevant testing period do not result in an aggregate "owner shift" (as defined in the Code) of more than 40% for purposes of Section 382 of the Code, or (z) that results in or is part of an "ownership change" (as defined in the Code) that is described in Section 382(n)(1) of the Code, as interpreted by any applicable regulations or official interpretations, including without limitation, any private letter rulings received by the Corporation (and the Corporation will promptly seek any such private letter ruling reasonably requested by a stockholder). For purposes of clause (x) of the preceding sentence, any MLC Entity's ownership shall be considered as having been acquired during the relevant testing period, and, for the avoidance of doubt, Percentage Stock Ownership shall be determined without regard to the potential application of Code Section 382(n) to an "ownership change" attributable, in part, to such Percentage Stock Ownership.

(c) Notwithstanding the foregoing, the Board of Directors may determine that the restrictions set forth in Section 2(a) of this ARTICLE TENTH shall not apply to any particular transaction or transactions, whether or not a request has been made to the Board of Directors, including a Request pursuant to Section 3(b) of this ARTICLE TENTH, subject to any conditions that it deems reasonable and appropriate in connection therewith. Any determination of the Board of Directors hereunder may be made prospectively or retroactively.

(d) The Board of Directors, to the fullest extent permitted by law, may exercise the authority granted by this ARTICLE TENTH through duly authorized officers or agents of the Corporation. Nothing in this Section 3 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Section 4.   Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported Transferee of such a Prohibited Transfer (the "Purported Transferee") shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the "Excess Securities"). Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled to any rights of stockholders of the Corporation with respect to such Excess Securities, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, and the Excess Securities shall be deemed to remain with the Transferor unless and until the Excess Securities are transferred to the Agent pursuant to Section 5 of this ARTICLE TENTH or until an approval is obtained under Section 3 of this ARTICLE TENTH. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 4 or Section 5 of this ARTICLE TENTH shall also be a Prohibited Transfer.

(b) The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this ARTICLE TENTH, including, without limitation, authorizing, in accordance with Section 9 of this ARTICLE TENTH, such transfer agent to require an affidavit from a Purported Transferee regarding such Person's actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this ARTICLE TENTH as a condition to registering any Transfer.

Section 5.   Transfer to Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent within thirty (30) days of the date on which the Board of Directors determines that the attempted Transfer constitutes a Prohibited Transfer, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee's possession or control, together with any Prohibited Distributions, to an agent designated by the Board of Directors (the "Agent"). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm's-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that any such sale must not constitute a Prohibited Transfer and provided, further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent's discretion, such sale or sales would disrupt the market for the Corporation Securities, would otherwise adversely affect the value of the Corporation Securities or would be in violation of applicable securities laws. If the Purported Transferee has resold the Excess Securities before receiving the Corporation's demand to surrender Excess Securities to the Agent, the Purported Transferee shall be

deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 6 of this ARTICLE TENTH if the Agent rather than the Purported Transferee had resold the Excess Securities.

Section 6.   Application of Proceeds and Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by the Agent from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer, such fair market value to be calculated on the basis of the closing market price for the Corporation Securities on the principal U.S. stock exchange on which the Corporation Securities are listed or admitted for trading on the day before the Prohibited Transfer, provided, however, that (1) if the Corporation Securities are not listed or admitted for trading on any U.S. stock exchange but are traded in the over-the-counter market, such fair market value shall be calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system on the day before the Prohibited Transfer or, if not so reported, on the last preceding day for which such quotations exist, or (2) if the Corporation Securities are neither listed nor admitted to trading on any U.S. stock exchange and are not traded in the over-the-counter market, then such fair market value shall be determined in good faith by the Board of Directors); and (c) third, any remaining amounts shall be paid to the Transferor that was party to the subject Prohibited Transfer, or, if the Transferor that was party to the subject Prohibited Transfer cannot be readily identified, to one or more organizations qualifying under section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any Transferor of Excess Securities. The Purported Transferee's sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Section 6. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 6 inure to the benefit of the Corporation or the Agent, except to the extent used to cover costs and expenses incurred by the Agent in performing its duties hereunder.

Section 7.   Modification of Remedies for Certain Indirect Transfers. In the event of any Transfer that does not involve a transfer of securities of the Corporation within the meaning of Delaware law ("Securities," and individually, a "Security") but which would cause (i) any Person to become a Five Percent Stockholder or (ii) the Percentage Stock Ownership in the Corporation of any Five Percent Stockholder to be increased, the application of Section 5 and Section 6 of this ARTICLE TENTH shall be modified as described in this Section 7. In such case, no such Five Percent Stockholder shall be required to dispose of any interest that is not a Security, but such Five Percent Stockholder and/or any Person whose ownership of Securities is attributed to such Five Percent Stockholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired) to cause such Five Percent Stockholder, following such disposition, not to be in violation of this ARTICLE TENTH. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 5 and 6 of this ARTICLE TENTH, except that the maximum aggregate amount payable either to such Five Percent Stockholder, or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall be paid out of any amounts due such Five Percent Stockholder or such other Person. The purpose of this Section 7 is to extend the restrictions in Sections 2 and 5 of this ARTICLE TENTH to situations in which there is a Five Percent Transaction without a direct Transfer of Securities, and this Section 7, along with the other provisions of this ARTICLE TENTH, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

Section 8.   Legal Proceedings; Prompt Enforcement. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof, in either case, with any Prohibited Distributions, to the Agent within thirty (30) days from the date on which the Corporation makes a written demand pursuant to Section 5 of this ARTICLE TENTH (whether or not made within the time specified in Section 5 of this ARTICLE TENTH), then the Corporation may take any actions it deems necessary to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 8 shall (a) be deemed inconsistent with any Transfer of the Excess Securities provided in this ARTICLE TENTH being void ab initio, (b) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (c) cause any failure of the Corporation to act within the time periods set forth in Section 5 of this ARTICLE TENTH to constitute a waiver or loss of any right of the Corporation under this ARTICLE TENTH. The Board of Directors may authorize such additional actions as it deems advisable to give effect to the provisions of this ARTICLE TENTH.

Section 9.   Obligation to Provide Information. As a condition to the registration of the Transfer of any Stock, any Person who is a beneficial, legal or record holder of Stock, and any proposed Transferee and any Person controlling, controlled by or under common control with the proposed Transferee, shall provide an affidavit containing such information, to the extent reasonably available and legally permissible, as the Corporation may reasonably request from time to time in order to determine compliance with this ARTICLE TENTH or the status of the Tax Benefits of the Corporation.

Section 10.   Legends. The Board of Directors may require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to the restrictions on transfer and ownership contained in this ARTICLE TENTH bear the following legend:

"THE TRANSFER OF SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTION PURSUANT TO ARTICLE TENTH OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GENERAL MOTORS COMPANY, AS AMENDED AND IN EFFECT FROM TIME TO TIME, A COPY OF WHICH MAY BE OBTAINED FROM THE CORPORATION UPON REQUEST."

The Board of Directors may also require that any certificates issued by the Corporation evidencing ownership of shares of Stock that are subject to conditions imposed by the Board of Directors under Section 3 of this ARTICLE TENTH also bear a conspicuous legend referencing the applicable restrictions.

The Corporation shall have the power to make appropriate notations upon its stock transfer records and to instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this ARTICLE TENTH for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

Section 11.   Authority of Board of Directors.

(a) All determinations and interpretations of the Board of Directors shall be interpreted or determined, as the case may be, by the Board of Directors in its sole discretion.

(b) The Board of Directors shall have the power to determine all matters necessary for assessing compliance with this ARTICLE TENTH, including, without limitation, (i) the identification of Five Percent Stockholders, (ii) whether a Transfer is a Five Percent Transaction or a Prohibited Transfer, (iii) the Percentage Stock Ownership in the Corporation of any Five Percent Stockholder, (iv) whether an instrument constitutes a Corporation Security, (v) the amount (or fair market value) due to a Purported Transferee pursuant to Section 6 of this ARTICLE TENTH, and (vi) any other matters which the Board of Directors determines to be relevant; and the good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this ARTICLE TENTH. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this ARTICLE TENTH for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation's ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this ARTICLE TENTH.

(c) Nothing contained in this ARTICLE TENTH shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution, (i) modify the ownership interest percentage in the Corporation or the Persons covered by this ARTICLE TENTH, (ii) modify the definitions of any terms set forth in this ARTICLE TENTH or (iii) modify the terms of this ARTICLE TENTH as appropriate, in each case, in order to prevent an ownership change for purposes of Section 382 of

the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such modification unless it determines, by adopting a written resolution, that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits; provided, further, that notwithstanding anything to the contrary herein, the Board of Directors shall not amend this ARTICLE TENTH so as to prohibit, restrict or condition a Transfer described in the last two sentences of the definition of "Transfer," change, alter or modify the definition of "Person" nor amend this proviso. Stockholders of the Corporation shall be notified of such determination through a filing with the Securities and Exchange Commission or such other method of notice as the Secretary of the Corporation shall deem appropriate.

(d) In the case of an ambiguity in the application of any of the provisions of this ARTICLE TENTH, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this ARTICLE TENTH requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this ARTICLE TENTH. All such actions, calculations, interpretations and determinations that are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this ARTICLE TENTH. The Board of Directors may delegate all or any portion of its duties and powers under this ARTICLE TENTH to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by law, may exercise the authority granted by this ARTICLE TENTH through duly authorized officers or agents of the Corporation. Nothing in this ARTICLE TENTH shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Section 12.   Reliance. To the fullest extent permitted by law, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, the chief accounting officer or the corporate controller of the Corporation or of the Corporation's legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this ARTICLE TENTH, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely on the existence and absence of filings of Schedule 13D or 13G under the Exchange Act (or similar filings), as of any date, subject to its actual knowledge of the ownership of Corporation Securities.

Section 13.   Benefits of This ARTICLE TENTH. Nothing in this ARTICLE TENTH shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this ARTICLE TENTH. This ARTICLE TENTH shall be for the sole and exclusive benefit of the Corporation and the Agent.

Section 14.   Severability. The purpose of this ARTICLE TENTH is to facilitate the Corporation's ability to maintain or preserve its Tax Benefits. If any provision of this ARTICLE TENTH or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this ARTICLE TENTH.

Section 15.   Waiver. With regard to any power, remedy or right provided herein or otherwise available to the Corporation or the Agent under this ARTICLE TENTH, (a) no waiver will be effective unless expressly contained in a writing signed by the waiving party, and (b) no alteration, modification or impairment will be implied by reason of any previous waiver, extension of time, delay or omission in exercise, or other indulgence.

IN WITNESS WHEREOF, General Motors Company has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this ___ day of December, 2010June, 2025.

Name: Anne T. Larin Grant Dixton
Title: Executive Vice President, Chief Legal, Public Policy Officer & Corporate Secretary

general motors

You know your car when you see it.
The same way you feel when you
see the place you want to make your home,
or meet the person who will become your person.

Because, It's never just a car.
It's the one that's right for you.
And at GM, we put our all into creating it.

It takes a passion for engineering
and a curiosity to design for what's next.
It takes groundbreaking quality, safety and durability matched
with effortlessly intuitive technology.
Everything we do and every decision we make is to create the one
vehicle for you.

Because a car should transport you,
but it should also move you.

This is our heritage.
This is our future.
This is how we create the one–
for every person, for every purpose, for every journey.



general motors

GENERAL MOTORS COMPANY
GENERAL MOTORS GLOBAL HEADQUARTERS
MAIL CODE 482-C24-A68
300 RENAISSANCE CENTER
DETROIT, MI 48265



SCAN TO
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VOTE BY INTERNET
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Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on Monday, June 2, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

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VOTE BY TELEPHONE - 1-800-690-6903
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Mark, sign, and date this proxy card and promptly return it in the enclosed postage-paid envelope or return it to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

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V66997-P21749

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

GENERAL MOTORS COMPANY

If you wish to vote in accordance with the Board of Directors' recommendations, you need only sign, date, and return this proxy card.

The Board of Directors recommends you vote **FOR** each Board nominee listed in Item 1.

1. Election of Directors

    Nominees:

		For	Against	Abstain
1a.	Mary T. Barra	☐	☐	☐
1b.	Wesley G. Bush	☐	☐	☐
1c.	Joanne C. Crevoiserat	☐	☐	☐
1d.	Joseph Jimenez	☐	☐	☐
1e.	Alfred F. Kelly, Jr.	☐	☐	☐
1f.	Jonathan McNeill	☐	☐	☐
1g.	Judith A. Miscik	☐	☐	☐
1h.	Patricia F. Russo	☐	☐	☐
1i.	Mark A. Tatum	☐	☐	☐
1j.	Jan E. Tighe	☐	☐	☐
1k.	Devin N. Wenig	☐	☐	☐

The Board of Directors recommends you vote **FOR** Board Items 2, 3, and 4.

		For	Against	Abstain
2.	Ratification of the Selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2025	☐	☐	☐
3.	Advisory Approval of Named Executive Officer Compensation	☐	☐	☐
4.	Proposal to Approve the Amended and Restated Certificate of Incorporation	☐	☐	☐

The Board of Directors recommends you vote **AGAINST** shareholder item 5.

		For	Against	Abstain
5.	Shareholder Proposal Regarding a Report on Supply Chain GHG Emissions Reduction Strategies	☐	☐	☐

NOTE: Please sign exactly as your name(s) appear(s) hereon. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, guardian, trustee, custodian, or in any other representative capacity, give full title as such. Corporations should provide the full name of corporation and name and title of the authorized officer signing the proxy card.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement, Notice of 2025 Annual Meeting of Shareholders and 2024 Annual Report
are available at *www.proxyvote.com.*

PLEASE VOTE TODAY!
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V66998-P21749

general motors

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder(s) of General Motors Company authorize(s) Mary T. Barra, Grant Dixton, and John S. Kim, and each of them, as proxies with full power of substitution, to vote the common stock of the undersigned in the manner specified on this proxy card and in their discretion upon all other matters (including on the election of any nominees for director that are not identified on this proxy) that may come before the 2025 Annual Meeting of Shareholders of General Motors Company, to be held at 12:00 p.m. Eastern Time on June 3, 2025, or any adjournment or postponement thereof. The undersigned hereby revokes all proxies previously given.

On matters for which you do not specify a choice, the shares will be voted in accordance with the recommendation of the Board of Directors; therefore, if no direction is made, this proxy will be voted <u>FOR</u> General Motors Company's director nominees in Item 1; <u>FOR</u> Items 2, 3, and 4; and <u>AGAINST</u> Item 5.

YOUR VOTE IS VERY IMPORTANT - PLEASE VOTE TODAY

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(Continued and to be marked, signed, and dated on the reverse side)